82-616

Marubeni CORPORATION

[redacted]

News

First Commercial Scale Brazilian ETBE to be Imported to Japan

SUPPL

Marubeni Corporation
Jan 24, 2008

Marubeni Corporation (Marubeni) has concluded a contract with Compania Petroquimica do Sul (COPESUL), a major Brazilian petro-chemical company, to supply 6,500KL of ethyl tertiary butyl ether (ETBE), which is synthesized by mixing ethanol and isobutylene, to Japan Biofuels Supply LLP (JBSL), which is a cooperative business organization of the Japanese oil companies. The cargo is scheduled to leave Brazil in February 2008.

In accordance with the government program to reduce CO_2 emission, which is based upon the Kyoto protocol, Japanese oil industry plans to add 7% of ETBE to gasoline. 840,000KL of ETBE, most of which is to be covered by import, will be blended with gasoline in 2010. In January 2007, Japanese oil industry has established JBSL as a cooperative business organization. JBSL has been conducting demonstration program for 2007 and 2008 prior to full-scale ETBE utilization, and has already imported two cargoes of ETBE from Europe (approx. 14,000KL in total).

With its vast land, Brazil has been producing sugarcane-origin ethanol and ETBE with lowest cost in the world. It has been their strong wish, at the same time, to export those products to Japan. Provided that the quality and cost advantage of Brazilian ETBE to be imported this time is confirmed, stable supply to JBSL could be possible on long-term contract basis after 2009 onwards.

Marubeni has been positively working on environment-friendly bio-fuel business. For instance, it is constructing bio-diesel plants with annual production capacity of 400,000KL in cooperation with a Brazilian grain trader, Agrenco group. It is also making supply of bio-ethanol production plants, domestically and internationally, with Tsukishima Kikai Co. Ltd.

Remarks:

1. Compania Petroquimica do Sul (Copesul) is a petro-chemical company with its headquarter and main plant in the State of Rio Grande do Sul, southern Brazil, producing 2,900,000 tons of basic chemicals per year (including 200,000KL of ETBE per year). Its annual turnover was US$4.8B in 2006. Integration with Braskem, which is another petro-chemical giant in Brazil, has been announced last year. Upon completion of such integration, the company will be the 3rd largest petro-chemical company in Americas, following Dow Chemical and Exxon Mobil Chemical.

2. Under the Kyoto Protocol, Japan must reduce its GHG emissions by 6% from 1990 level. According to the Japanese government plan, transportation sector is supposed to use 500,000KL (crude oil equivalent) bio-fuels in 2010. It has been so far agreed between Japanese Government and oil industry to use 840,000KL of ETBE (360,000KL of bio-ethanol, 210,000 KL of crude oil equivalent).

3. ETBE (ethyl tertiary butyl ether) is synthesized by mixing isobutylene (approx. 57%) and ethanol (approx. 43%) (840,000KL of ETBE contain 360,000KL of ethanol). In Japan, ETBE-blended (7%) gasoline is being sold as "bio-gasoline". It is utilized in Europe as well since no modification is required for vehicles and distribution equipment

in comparison to direct blend of ethanol.

82-616

Marubeni CORPORATION

News

Marubeni Acquired 40% Shares of Ever Power IPP, Gas-Fired Combined-Cycle Power Plant in Taiwan - Structuring Non-Recourse Finance by Taiwanese Lenders

Marubeni Corporation
Jan 25, 2008

Marubeni Corporation (hereafter "Marubeni") has acquired 40% shares of Ever Power IPP Co., Ltd. (hereafter "Ever Power") from Singapore Power International Pre. Ltd. (hereafter "SPI"), and China Development Industrial Bank (hereafter "CDIB") through Axia Taiwan Holdings, Ltd., a holding company 100% owned by Marubeni.? Ever Power is located at the Haifu area in Taoyuan Hsien, Northern part of Taiwan. Ever Power is an independent power producer that sells power to Taiwan Power Company (hereafter "TPC") under a BOO scheme with a 25-year long term power purchase agreement ("PPA").

Total purchase price of the 40% Ever Power shares is approximately US$ 200 million (equivalent to JPY 22 billion), of which partially funded by Marubeni's own equity and the remaining by a syndicated loan, as arranged by CDIB, Taiwan Cooperative Bank and Cathay United Bank, from selected Taiwanese lenders.

The syndicated loan is for Axia Taiwan Holdings, Ltd. as the borrower and non-recourse to Marubeni Corporation. This is probably the first acquisition finance for a multinational company in the power sector in Taiwan. The acquisition finance was initially structured as a club deal, but it attracted a substantial interest from the Taiwanese banks. Because of the profile of the project, a long term PPA with TPC and the good reputation of Marubeni in the country, thus resulted in a syndicate loan by 9 reputable Taiwanese banks.

Due to a tight electricity supply situation in Taiwan, Ministry of Economic Affairs (hereafter "MOEA") initialed 1st round IPP bid solicitation in 1995. Marubeni together with Taiwanese partners participated in the bidding and was awarded this Ever Power project, a gas-fired combined-cycle power plant, with a total gross installed capacity of 960MW (480MW x 2 units). Ever Power achieved a successful commercial operation in 2001 and has since enjoyed a stable operation and profitability.

Marubeni divested it Ever Power interests to Taiwan companies in 2003 but had since endeavored to reinvest into Ever Power whenever opportunity arose. Recently, Marubeni learned that both SPI and CDIB had an intention to exit from Ever Power and eventually managed to entertain a direct negotiation with SPI and CDIB. Due to its familiarity in Ever Power, Marubeni was able to have a relatively speedy and smooth due diligence and negotiation process with SPI and CDIB.

Marubeni envisions its overseas IPP Investment as one of the core growing business fields and has been actively expanding global IPP asset portfolio. Marubeni currently holds a gross installed capacity of 19,483 MW and a net installed capacity (with pro-rated its ownership percentage) of 6,616 MW, as a result of this Ever Power acquisition.

IPP projects have been playing an increasing role to support TPC to provide a stable electricity supply due to rising electricity demand in Taiwan in recent years.

Marubeni will continue to develop and acquire IPP projects in Taiwan actively in order to make a greater contribution in the supply of electricity in Taiwan. Taking this acquisition opportunity, Marubeni hopes to expand its IPP business in Taiwan as one of the core markets for Marubeni in the Asia-Pacific region.

Outline of Ever Power IPP Co., Ltd.
Location: 199 Bin-Hai Road, Sec. 1, Lu-Chu Hsiang, Taoyuan Hsien, Taiwan, R.O.C.
Establishment: Jan. 30, 1996
Line of Business: Power sales to TPC under a BOO scheme for 25 years
Assets: LNG fired combined cycle power plant made by Alstom with its rated capacity at 960 MW (480 MW X 2 Blocks)
Commercial Operation: Block-1 in 2000, Block-2 in 2001

Syndicated Loan from Taiwanese Lenders
Facility Amount: NT$4.2 billion (Approx. US$130 Million)
Mandated Lead Arrangers: China Development Industrial Bank, Taiwan Cooperative Bank and Cathay United Bank
Lenders: China Development Industrial Bank, Taiwan Cooperative Bank, Cathay United Bank, Taiwan Business Bank, Land Bank of Taiwan, Agricultural Bank of Taiwan, Bank SinoPac Company Limited, Taiwan Shin Kong Commercial Bank and Taipei Fubon Commercial Bank
Facility Agent: China Development Industrial Bank

Picture of Ever Power IPP


長生電力

82-616

Marubeni CORPORATION

News

Marubeni Receives FY2007 Disclosure Award for Listed Companies from the Tokyo Stock Exchange

Marubeni Corporation
Feb 15, 2008

Marubeni Corporation has been selected as one of the recipients of the FY2007 Disclosure Award by the Tokyo Stock Exchange.

The Disclosure Award is a program for commending companies that take a positive approach to disclosure, for example, companies that disclose corporate information in a timely and appropriate manner and in a form that is easy for investors to understand, to encourage higher levels of disclosure among listed companies, and the award has been made once a year since 1995.

Marubeni has always focused on this area, making its financial results, business reports and homepage more comprehensive and expanding its IR activities. Encouraged by this award, Marubeni intends to ensure even more transparency and timely access to information with the aim of enhancing its corporate value and to step up its efforts to earn a higher level of trust.

<Basis for the award>
Marubeni's financial results include an extremely detailed analysis of business results by business segment. In addition, basic policy information is disclosed in a new, much more effective way, for example, indicators under the medium-term business plan are shown as targets in comparison with actual results, and there is also an explanation of the current state-of-play in each business segment.

Marubeni's business report is comprehensive, giving shareholders an in-depth understanding of its activities. Marubeni's homepage also provides diverse information, including a detailed explanation of a wide range of business areas for private investors, a webcast of the general meeting of shareholders, and a Q&A.

<Award Ceremony>



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February 20, 2008

Company name : Marubeni Corporation
Code Number : 8002 (URL http://marubeni.com)
Representative : KATSUMATA Nobuo, President and CEO, Member of the Board
Enquires : Title General manager, Media Relations Sec.
Corporate Communications Dept.
Name HASHIMOTO Takashi TEL(03)3282-4803

Change of Chairman, President and CEO

At the meeting of the Board of Directors held today(February 20, 2008), Marubeni Corporation resolved an appointment of a new Chairman, President and CEO as of April 1, 2008.

Name	Current	New (as of April 2008)
TSUJI Tohru	Chairman, Member of the Board	Senior Corporate Advisor, Member of the Board
KATSUMATA Nobuo	President and CEO Member of the Board	Chairman, Member of the Board
ASADA Teruo	Corporate Executive Vice President Member of the Board	President and CEO Member of the Board

TSUJI Tohru will resign member of the Board at the general shareholder meeting to be held at the end of June 2008.

PERSONAL RECORD

NAME	TERUO ASADA
DATE OF BIRTH	October 13,1948
GRADUATE	1972 from Keio University
BUSINESS CAREER	

April , 1972	Joined Marubeni Corporation
April , 1998	Deputy General Manager, Finance Dept.
October , 1999	General Manager, Business Solutions Dept.
April , 2001	Senior Operating Officer, Division CIO, Finance & Logistics Business Div.; General Manager, Finance & Insurance Business Dept.
April, 2002	Corporate Vice President, General Manager, Finance Dept.
April, 2003	Corporate Vice President, General Manager, Finance Dept.; Senior Corporate Officer, Investor Relations
April, 2004	Corporate Senior Vice President, General Manager, Finance Dept.; Executive Corporate Officer, Investor Relations
April, 2005	Corporate Senior Vice President, Executive Corporate Officer, General Affairs Dept., Corporate Accounting Dept., and Finance Dept.; Vice Chairman of Investment and Credit Committee; Chairman of "V"PLAN Committee; Executive Corporate Officer, Investor Relations
June, 2005	Corporate Senior Vice President, Member of the Board, Executive Corporate Officer, General Affairs Dept., Corporate Accounting Dept., and Finance Dept.; Vice Chairman of Investment and Credit Committee; Chairman of "V"PLAN Committee; Executive Corporate Officer, Investor Relations
April, 2006	Corporate Executive Vice President, Member of the Board, CIO; Executive Corporate Officer, Information Strategy Dept., Corporate Accounting Dept., and Finance Dept.; Advisor to the President for Information & Communication Div.; Vice Chairman of Investment and Credit Committee; Executive Corporate Officer, Investor Relations

82-616

Marubeni CORPORATION

News

Marubeni concluded the Forward Delivered Carbon Credit Transaction with Russia's energy company, Gazprom Group

Marubeni Corporation
Feb 22, 2008

Marubeni Corporation (''Marubeni'') announced today that it had concluded with Gazprom Marketing & Trading Ltd.("Gazprom M&T") their first transaction of forward delivered carbon credit under the Kyoto Protocol.

Marubeni already made an emission trading master agreement in Jan.2008 with Gazprom M&T, which is a wholly-owned subsidiary of Russia's largest energy company, Gazprom Group. Marubeni concluded the Forward Delivered Carbon Credit Transaction based upon the above master agreement with Gazprom M&T in Feb.2008. This credit is to be delivered in Dec.2008.

In addition, Marubeni agreed in principle with Gazprom Group on a pre-study of feasibilities for comprehensive joint implementation for a GHG (Green House Gas) emission reduction and energy efficiency project.

The 1-st commitment period of the Kyoto Protocol commenced in 2008 and with it, the concern for global warming issues is growing. Many companies will consider contributing to the global environment by using carbon credits. Marubeni has participated in GHG emission reduction projects overseas, obtained emissions credits from its projects and has sold these to other Japanese companies. Through its cooperation for GHG reduction with Gazprom Group, which is Russia's largest company, Marubeni is empowering its function and organization to tackle the global warming problem and exploring various procurement routes and supply sources of emissions credits in order to meet market's diversifying needs.

Outline of Gazprom Marketing & Trading Ltd.
President & CEO : Andrey Vladimirovich Mikhalev
Location : 60 Marina Place, Hampton Wick Kingston Upon Thames Surrey KT1 4BH, U.K.
Outline of Business : Trading of Gas, Power, Oil and Carbon Credit

82-616

Marubeni CORPORATION

News

Marubeni succeeded in exploration in UK North Sea

Marubeni Corporation
Mar 5, 2008

Marubeni North Sea Ltd. (a wholly owned subsidiary of Marubeni Corporation) has successfully completed appraisal drilling on the Cayley condensate gas discovery, located in the UK Central North Sea with their partner, Talisman Energy (UK) Ltd. (operator, a wholly owned subsidiary of Talisman Energy Inc., one of the largest Canadian upstream company).
The Cayley discovery was well drilled from 2007 and tested at a constrained rate of 2,846bbls/day of condensate and 29.7 mmcf/day of gas (total about 8,000boe/day). Marubeni has a 41.03% working interest in the Cayley discovery, the rest is owned by Talisman.
Marubeni owns the adjacent exploration acreage with Talisman which has the identified prospects to be explored in the near future

Outline of Talisman Energy Inc.
Location : 3400, 888 - 3rd Street SW Calgary, Alberta, Canada T2P 5C5
Establishment : early 1950's
President & CEO : Mr. John A. MANZONI
Employee : 2,388 (as of the end of 2006)
Shareholder's Equity : C$ 2,533million
Gross Sales : C$9,362million
Outline of Business : Oil & Gas development

Location of Caylay Condensate Gas Discovery



82-616

Marubeni CORPORATION

News

Marubeni concludes CER transaction on ECX as first Japanese Company.

Marubeni Corporation
Mar 17, 2008

Marubeni Corporation ("Marubeni") announced today that, as the first Japanese Company, it concluded transactions in CERs (Certified Emission Reduction units – emissions credit under the Kyoto Protocol) on the opening date ,of ECX's CER futures contract. The European Climate Exchange (ECX) is the world's largest exchange for trading emissions.

ECX launched trading in futures contracts for EUAs (EU Allowances – emissions credits under the EU Emissions Trading Scheme) in April 2005 and volumes has since increased dramatically: in 2007, 981 million tonnes of EUAs traded. More than 80 major European and international companies are members of ECX.

ECX launched its CER futures contract on March 14th 2008 and it is estimated to stimulate interest in emissions trading both globally and within the existing EU market.

Marubeni joined ECX in September 2007 in order to enhance its capabilities in procurement and supply of emissions credits. Marubeni is taking measures to tackle global warming issues and explores various procurement and supply sources of emissions credits in order to meet the market's diversifying needs.

82-616

Marubeni CORPORATION

News

Losses in Association with Fund Management Operations of Marubeni International Finance p.l.c.

Marubeni Corporation
Mar 28, 2008

Marubeni Corporation ("Marubeni") announces that it has elected to post as a lump sum the losses from the fund management operations of Marubeni International Finance p.l.c. ("MIF"). Marubeni established MIF in 1984. Since then Marubeni has positioned MIF as the core company of its fund management operations and has earned stable profits from fund management over many years. However, after the market value of the assets in the portfolio declined significantly amid the rapid credit crunch triggered by the subprime mortgage crisis, Marubeni has determined that it will be difficult to restore the lost value in a short period, considering the current market environment.
Marubeni has also elected to withdraw from fund management operations through investment in structured securities, including SIVs, as a result of reviewing the operations in terms of asset efficiency, risk and returns, and will consequently dissolve MIF, which has placed structured securities at the core of its asset management portfolio.

As a result of the determination, MIF will post a loss of \17.6 billion (before tax) as a loss from the revaluation of the assets under management.
The loss has a negative effect of \10.7 billion on the consolidated net income of Marubeni for the fiscal year ending March 2008. However, the non-consolidated results and consolidated earnings forecast for the fiscal year ending March 2008, announced on October 26, 2007, do not change.

*SIV: Structured Investment Vehicle

Profile of MIF
Name : Marubeni International Finance p.l.c.
Business : Finance
Founded : April 1984
Home office location : London, United Kingdom
Representative : Yosuke Yuasa
Paid-in Capital : US$128,246,000
Shareholders and holding ratios : Marubeni 95%, Marubeni Europe p.l.c. 5%
End of fiscal yea r: February

82-616

Marubeni CORPORATION

News

Marubeni Oil & Gas (USA) Inc. Announces Oil Discovery in the Deepwater Gulf of Mexico

Marubeni Corporation
Apr 4, 2008

Marubeni Oil & Gas (USA) Inc. (a wholly owned subsidiary of Marubeni Corporation) in conjunction with its partners, announces an oil discovery at its Kodiak prospect in the deepwater Gulf of Mexico today. The well, located in Mississippi Canyon Block 771, is in about 5,000 feet of water, and is located approximately 60 miles southeast of the Louisiana coast. Kodiak was drilled to a total depth of 31,146 feet and encountered about 500 net feet of hydrocarbon-bearing sands in middle and lower Miocene reservoirs. The well data will now be interpreted to assess the size of the discovery.

Marubeni Oil & Gas (USA) Inc. owns an 11.25% working interest in Kodiak. Partners in the Kodiak prospect are BP Exploration & Production Inc., a wholly owned subsidiary of BP America Inc. (operator) with 63.75% working interest and Eni with 25% working interest.

The MC 771 block was part of the deepwater exploration portfolio acquired by Marubeni in March 2006 from Pioneer. This significant discovery is a further step in Marubeni's growth plans for the region.

Marubeni Oil & Gas (USA) Inc. currently owns lease interests in 82 GOM blocks.

< Location of Kodiak Discovery >


Kodiak
Houston
Gulf of Mexico

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A Series of Newspaper Reports on March 29

Marubeni Corporation
March 29, 2008

On March 6, we, Marubeni Corporation ("Marubeni"), were contacted for the first time by a foreign-affiliated investment bank who stated to have provided funds to an investment partnership which is unrelated to Marubeni. This investment bank inquired about the existence of service fees payable by Marubeni to said investment bank. Having no knowledge of this situation until that time, Marubeni immediately launched an internal investigation with the aid of outside legal counsel. We subsequently received similar inquiries from investors in other investment partnerships, but as a result of the internal investigation, we have determined that Marubeni has no rights or obligations whatsoever with respect to any of these investment partnerships (the "Investment Partnerships"). Further, the agreements and other documents in the name of Marubeni which were presented by the investment bank and the other companies that contacted Marubeni are all forgeries, and Marubeni as a company had no involvement in the forgery of any of these documents. Accordingly, we have no obligations whatsoever to satisfy any of these demands.

Based on our review of the agreements and other documents presented by these Investment Partnerships, the basic structure of the transactions seemed to be as follows: Marubeni allegedly requested the Investment Partnerships to perform certain services for fictitious rehabilitation of hospitals; the Investment Partnerships then subcontracted such services to a third party for enormous consideration of several billion Japanese Yen to be remitted to the account of such third party; some months later, Marubeni was to pay to the Investment Partnerships the amount that was remitted by them to such third party, together with interest calculated at unrealistic rates which were dozens of times in excess of Marubeni's ordinary funding rates. It is quite obvious that the overall scheme, including the amounts involved, would be extremely anomalous for Marubeni and not a business that Marubeni could possibly conduct.

The documents presented to us also included some extremely unusual service agreements under which Marubeni would pay the service fees to the Investment Partnerships even if the third party who accepted the Investment Partnerships' request to

perform the services failed to so perform. Furthermore, it appears that at about the same time the Investment Partnerships entered into these service agreements with Marubeni, certain "service receipts" were provided allegedly in the name of Marubeni to the Investment Partnerships under which Marubeni confirmed receipt of the services and agreed to pay the stated sums on the agreed due dates. As mentioned above, however, all of these agreements and documents are forgeries. Some of the news reports stated that there existed "payment guarantees" forged in Marubeni's name, but we did not find any such "payment guarantees" or other similar papers using the name of "guarantee" in the documents presented to us by the Investment Partnerships.

Some of the Investment Partnerships alleged that they possessed copies of Marubeni's internal corporate approval applications ("*ringisho*") which approved the alleged transactions; however, like many other Japanese companies, it is highly unlikely to disclose important internal corporate documents such as the corporate approval applications. Moreover, the presented corporate approval documents were completely different from our authentic form of internal corporate approval application.

Marubeni deals in medical equipment as part of our business to sell the same to medical institutions. However, this business is a substantive business with hospitals and other medical institutions, and is completely unrelated to the above-mentioned fictional transaction scheme.

Marubeni's internal investigation has revealed that two former Marubeni contract employees were used by the former president of Asclepius Ltd., who is suspected to have participated in the chain of forgery of documents in Marubeni's name, to allow the unauthorized use of a Marubeni conference room, etc. Consequently, as of March 10, Marubeni disciplinarily terminated the two former contract employees. Their misconduct constitutes personal acts, and Marubeni as a company was never involved in any of their misconduct. During the internal investigation, the two former contract employees explained that neither of them had been involved in the forgery of documents in Marubeni's name.

Marubeni is a victim of the forgery of agreements and other documents in its name and has already reported this criminal incident to the police. As the police department is investigating this matter, we withhold any further details. Marubeni will continue to fully cooperate with the police investigation.

82-616

Marubeni CORPORATION

RECEIVED
2008 MAY 22 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News

Marubeni Completes Acquisition of The PIC Group, Inc.

Marubeni Corporation
Apr 7, 2008

Marubeni Corporation (Marubeni) is pleased to announce that it has successfully completed the acquisition of 100% equity shares of The PIC Group, Inc.("PIC"), based in Georgia, USA .

Founded in March 1988 with its corporate headquarters in Marietta (Atlanta), Georgia, PIC is an independent global provider of services and programs focused on Power Generation and other industrial facilities. PIC's services span the entire project life cycle with particular emphasis on Field Service Maintenance & Repair, specialty boiler and turbine installations, turnkey Start-up & Commissioning, and complete O&M services including technical documentation & training. PIC operates offices in North America, Europe, South East Asia, and South America and proudly delivers services to a variety of customers including major power utilities and Original Equipment Manufacturers (OEMs) alike.

Marubeni and PIC began their formal relationship through the formation of a joint venture company called PIC-Marubeni Energy Group LLC ("PMEG") in 2005 to capitalize on the O&M market as a first step, and now Marubeni has decided to increase its focus on power after-market services in addition to its current core businesses; EPC and IPP. Marubeni believes that expansion of its core businesses and value chain can provide a full range of competitive services to meet every customer's demands.

PIC's experiences and capabilities can provide a variety of services to meet US market demand where the existing generation facilities are aging and utilities and IPPs are planning to build new power stations. Marubeni has supplied approximately 77,800 MW as EPC contractor in the aggregate, and owns IPP assets of approximately 6,600 MW (Net Capacity) throughout the world. Marubeni believes that the Marubeni/PIC combination can provide a broader range of services and allow for the pursuit of power business more actively through a world-wide sales network.

Name :The PIC Group Inc.
Address :1165 Northchase Parkway, Marietta (Atlanta), Georgia
Foundation:March 11th, 1988

URL:http://www.picworld.com/



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Our Position regarding the Complaint Filed by an Affiliate of Lehman Brothers

Marubeni Corporation

April 12, 2008

On April 10, we were served by Lehman Bros LBA, an affiliate of Lehman Brothers, Inc., a foreign investment bank (hereinafter "Lehman"), with a complaint in connection with the matter referred to in our March 29 press release, demanding the payment of the damages it alleges to have suffered. We will explain below our company's view as well as the background of the pending case based on our current understanding. We will further develop the details of our contentions accordingly during the court proceedings.

1) Summary of the Alleged Transactions

In the complaint, Lehman alleges that the structure of the transaction was as follows. In substance, Lehman alleges that the transaction was a bridge loan to pay for services by a company called G-Forme, Inc. (hereinafter "Sub-subcontractor") to certain hospitals until such hospitals could pay for such services.

① Lehman first alleges that we acted as a Contractor with the objective of raising funds through an investment partnership (which acted as the Subcontractor) (the "Investment Partnership") in which Lehman invested. The funds were for the hospital rehabilitation business of a service company, G-Forme, Inc. (which acted as the Sub-subcontractor).

② Lehman further alleges that, for this reason, Marubeni and the Investment Partnership entered into a Service Agreement, and the Investment Partnership similarly entered into a Service Agreement with the Sub-subcontractor.

③ Lehman further alleges that the funds invested would be repaid by way of Marubeni's payment of a service fee to the Investment Partnership upon

the performance of the services by the Sub-subcontractor after the payment from the hospital to Marubeni.

④ Lehman finally alleges that, under Marubeni's Service Agreement with the Investment Partnership, Marubeni agreed to unconditionally pay the Investment Partnership the service fee whether or not the services were completed, and that, in order to confirm Marubeni's obligation, the Investment Partnership received from Marubeni a document known as a "Service Receipt" allegedly with Marubeni's official seal at the same time the Investment Partnership entered into each Service Agreement.

The scheme described above is illustrated in the chart below, but of course the portions of the scheme involving Marubeni are fictitious and all supporting documents and seals of Marubeni's participation are forgeries. There are no contracts between Marubeni and any hospitals for rehabilitation services.


Hospital
Rehabilitation Service Arrangement
<No Contract Presented by Lehman>
Marubeni (Contractor)
<Service Agreement>
(Forged as Marubeni is not aware of this)
Service Fee(1)
40.2 billion yen
"Service Receipt"
(Also forged. Lehman believes this as a payment commitment)
37.1 billion yen invested
Lehman
Investment Partnership (Subcontractor)
40.2 billion yen to be repaid
Asclepius
0 yen invested
<Service Agreement>
Service Fee (2)
37.1 billion yen
Sub-subcontractor

(Wide arrows represent contractual relationships; solid and dotted arrows represent cash flow.)

Under the above scheme, Lehman alleges that it agreed with Marubeni that it would pay a service fee (2) of 37.1 billion yen in the aggregate from October 30, 2007 to November 27, 2007, expecting payment from Marubeni of a service fee (1) of 40.2 billion yen in the aggregate, which would mean that it would have enjoyed interest at a rate of 25% per annum. Of this amount, 5 billion yen was repaid under Marubeni's name, but we have no knowledge or record of any such payment.

2) The Complaint

In the complaint:

① Lehman first alleges that it disbursed the investment based upon Marubeni's "Service Receipt" as well as the Service Agreement executed between Marubeni and the Investment Partnership. The Service Agreement allegedly provided that Marubeni could not refuse the payment obligation regardless of the result of the rehabilitation of the hospital or whether or not the Sub-subcontractor had performed the services. Therefore, Lehman alleges, Marubeni has a contractual obligation to pay 35.2 billion yen (40.2 billion yen minus 5 billion yen).

② Lehman further alleges that, if the documents were forged, it means that Marubeni's employees defrauded Lehman to take 32.1 billion yen (37.1 billion yen minus 5 billion yen), and Marubeni has a vicarious liability for the payment of 33.1 billion yen, including attorney's fees of 1 billion yen.

③ Lehman finally alleges that, for the negotiation of the agreements, a meeting on October 29, 2007 and another meeting on November 8, 2007 were respectively held in Marubeni's building. Also, at the meeting on November 8, a person who identified himself as the General Manager in charge attended. This person was found later to be an imposter, but two employees of Marubeni attended both meetings.

3) Marubeni's Position

As we have repeatedly explained, the transaction alleged by Lehman is completely fictitious as far as Marubeni is concerned. We believe that Lehman 's allegations have no merit and therefore will contend in court that we have no obligation to pay any amount to Lehman. Our position and the background of the case are as follows:.

①Lehman explains that it obtained a document entitled "Service Receipt" in order to confirm that Marubeni would be responsible for the payment. However, as explained below, it is clear that this document is a forgery.

a) The "Service Receipt" dated October 30, 2007 for example contains the following provision:

"We hereby confirm that we have duly received the goods in the form of service materials for xxx Hospital. Therefore, we will pay the amount as requested by you by wire transfer in cash to the following bank account on February 29, 2008."

Lehman explains that it believed that the foregoing document confirmed our payment commitment. However, if the goods confirmed by the Service Receipt referred to the services to be rendered under the Service Agreement, it would mean that this document must have been issued concurrently with the execution of the Service Agreement and even before commencement of the service under such agreement. Such a scheme is not only not normal, it is extremely abnormal. Nevertheless, based solely on this one page document, Lehman disbursed an enormous amount of funds. Further, we have entered into several contracts with Lehman Brothers, but the seal used for those contracts is very different than the seal used on the Service Receipt, and the differences are very obvious.

b) Likewise, as to the service fee paid to the Sub-subcontractor, the content of the services is not clear, and the amount of the fee is obviously too large for

such a service fee. Lehman should at least have been suspicious about why the arrangement was in the form of a service agreement instead of a loan transaction.

c) Further, if Lehman takes the position that the deal was in fact a loan to Marubeni, the rate of interest Lehman would have enjoyed was 25% per annum. The rate of interest Marubeni would normally pay for a bank loan is about 1% per annum. Therefore, there is no reason whatsoever for Marubeni to procure from Lehman a loan at such an extreme rate of interest. More importantly, under the structure of the alleged transaction, Marubeni assumes all risk in the hospitals' rehabilitation, and Lehman assumes no risk for the extraordinarily high interest rate it was to receive. It is unthinkable that we would enter into such a transaction.

② As mentioned above, the transaction in question was so irregular, and from the amateurish contents of the forged documents/seal, Lehman should have naturally been suspicious. Also, the document Lehman submitted as evidence to show our corporate approval for the transaction does not correspond to the form of any internal Marubeni document, and in particular, the form of such document is quite different from the form we use internally for corporate approvals. Lehman also states that meeting with a person who called himself the General Manager in charge is a strong basis to believe that the deal was authorized by our company, but it is unbelievable to us that Lehman could believe that one meeting with only a General Manager would suffice for a transaction involving such an enormous amount of money. Further, Lehman alleges that the meeting with such General Manager took place on November 8, last year, but Lehman had already disbursed 14.1 billion yen before such meeting. This means that Lehman had disbursed such enormous amount of funds even before it met the General Manager.

③ As to our internal approval system for a transaction involving such an enormous amount, our Investment Committee consisting of corporate

General Managers would first review the deal, and then, our Management Committee consisting of the executives of our company, including the Representative Directors, would determine the deal, then followed by board approval. For this size of transaction, it is more than natural for the other side to request the submission of a Seal Certificate and the minutes from the meeting of the Board of Directors approving the transaction. Needless to say, since the deal in question is fictitious, there was no such procedure taken for this transaction, nor did Lehman inquire about our internal procedures beforehand.

④ Lehman alleges that our two employees (more precisely, contract employees only with one year contract period) were actively involved in the forgery and played a leading role in the fraudulent transaction. Also, Lehman alleges it justified its belief that the fictitious transaction was in fact authorized by Marubeni in large part on the fact that they conducted negotiations for the deal in our building with the attendance of our employees. However, the media reported that the persons who masterminded the fictitious deal in question were the former President of Asclepius and the former President of LTT Biofarma, the parent company of Asclepius, and Lehman established the Investment Partnership with this former President of Asclepius in order to proceed with this deal. As to whether two of our former contract employees were involved in the fraud and if so, how much they were so involved, these questions are now being investigated by the police, and we are fully cooperating with such investigation. These questions can be answered only after the investigation is completed.

In conclusion, this case would never have occurred if Lehman had exercised the due care typically expected and required in light of the extraordinary financial amount of the alleged transaction. Our position is that we have no payment obligation whatsoever. We will contend our position during the court proceedings, and we truly believe that our contention will be duly endorsed by the court.

82-616

Marubeni CORPORATION

News

Marubeni has entered into a definitive agreement with Antofagasta plc to acquire a 30% equity stake in Esperanza and El Tesoro projects in Chile

Marubeni Corporation
Apr 25, 2008

Marubeni Corporation (hereafter "Marubeni") is pleased to announce it has agreed with Antofagasta plc (hereafter "Antofagasta"), one of the world leading copper producers, to acquire a 30% interest in both the Esperanza and El Tesoro projects (collectively hereafter, the "Projects") for total cash consideration of US$1.31 billion, and be responsible for its share of development costs for the Esperanza project of approximately US$0.6 billion, which are currently estimated at approximately US$1.9 billion. Marubeni is therefore, will be investing a total of approximately US$1.9 billion for the Projects.

Total reserves and resources of the Project are estimated to exceed 1,900 million tonnes. Esperanza is expected to produce 700,000 tonnes of concentrates annually, containing 200,000 tonnes of payable copper. Of this, Marubeni is entitled to sell 210,000 tonnes of concentrates which will account for 5% of Japanese copper imports. El Tesoro currently produces 90,000 tonnes of payable copper each year.

Through this investment, Marubeni will be able to make a significant contribution toward securing copper resources for the national interest of Japan. Marubeni will also seek to advance discussions with Japan Bank for International Cooperation and Japan Oil, Gas and Metals National Corporation to further the transaction.

The Republic of Chile, which accounts for over one third of the world's copper production, is the largest copper producing country in the world with a number of large-scale copper deposits, a history of successful copper mining, and is recognized as a low-risk country suitable for investment in the mining industry. The Projects are located in the Sierra Gorda district in Chile's II Region, which is a key area of focus for Antofagasta. The district has estimated combined mineral resources of approximately 3 billion tonnes, is a current producing copper area, and is also highly suitable for mining due to its dry environment. With the planned development of a single mining complex to process both sulphide and oxide ores from the Projects, the potential for further mining developments in this district is enhanced.

Antofagasta is one of the largest copper producers in the world and the only London Stock Exchange listed company among Chilean copper companies. Marubeni and Antofagasta have been co-operating on the Los Pelambres project in Chile, which is 60% owned by Antofagasta, and have established an excellent and long-lasting relationship. Marubeni believes that this transaction will only serve to enhance the relationship.

Marubeni's Metals & Mineral Resources division has developed a strategy to secure stable supplies of metal and mineral resources while maximizing profitability through investment in mine developments and smelting projects overseas. This transaction perfectly fits its investment philosophy. Total payable copper from Marubeni's interests is expected to be 120,000 tonnes / year by 2011.

Appendix

1. Esperanza project

The Esperanza project is one of the few high-profile development copper projects remaining globally, and is expected to start the production of copper concentrates, which contains payable copper, by end-2010. Esperanza has proven & probable copper reserves of 480 million tonnes and expected average annual production of 700,000 tonnes of concentrates containing 195,000 tonnes of payable copper, 229,000 ounces of payable gold and 1,556,000 ounces of payable silver over the first ten years. Its operating cost competitiveness is favorable when measured against other copper mining projects currently in development.

Marubeni is entitled to sell no less than 30% of the total concentrates from the Esperanza project, which will account for 5% of total copper imports into Japan This will contribute to securing copper resources for the national interest of Japan.

Development of the Telégrafo deposit which is adjacent to Esperanza could extend the life of mine for the Esperanza project up to 2049, beyond the current end of mine life estimate of 2025.

Location: Sierra Gorda District, Region II of Chile (please refer to the map)
(Approximately 160km Northeast of Antofagasta)
Esperanza deposit
Reserves : 480 million tonnes
Production: Approximately 700,000 tonnes / year (concentrate)
Initial Production: 2010 4Q (plan)
Life of Mine: 2010-2025

Telégrafo deposit
Resources: Telégrafo Norte
404 million tonnes
Telégrafo Sur
898 million tonnes
Initial Production: 2026
Life of Mine: 2026-2049

2. El Tesoro project

The El Tesoro copper mine began development in 1999, and commenced production in 2001 using surface mining and the SX-EW process. El Tesoro has already established a solid operating base and a strong track record, with 93,000 tonnes of payable copper produced and EBITDA of US$431 million in FY2007. El Tesoro has proven & probable ore reserves (including the Tesoro North-East project) of 127 million tonnes. Development of Tesoro North-East, a satellite deposit of Tesoro mine could extend the mine life to 2020.

Location: Sierra Gorda District, Region II of Chile
(Approximately 160km Northeast of Antofagasta)
Reserves: 127 million tonnes
Production: Approximately 93,000 tonnes / year (2007)
Initial Production: 2001
Life of Mine: 2001-2020

3. New development in the Sierra Gorda District

Marubeni and Antofagasta have agreed to maximize the synergies between the two projects through utilization of the existing El Tesoro infrastructure for the Esperanza project. Furthermore, Marubeni and Antofagasta have agreed on a co-investment scheme for other new development projects in the Sierra Gorda District, with the aim of

securing additional copper resources.


Sierra Gorda District
El Tesoro
Esperanza
Telegrafo
TOCOPILLA
MICHILLA
ANTOFAGASTA
CALAMA
TALTAL
La Escondida
I REGION
III REGION

4. Overview of Antofagasta

Company name: Antofagasta plc
Headquarter: 5 Princes Gate, London, SW7 1QJ, United Kingdom
Establishment: 1888
Chairman: Jean-Paul Luksic
Sales: US$3,827 million (FY2007)
Total Assets: US$5,855 million (as of December 2007)

5. Overview of Marubeni

Company name: Marubeni Corporation
Headquarter: 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan
Establishment: December 1, 1949
President and CEO: Teruo Asada
Sales: \9,555 billion (FY2006)
Total Assets: \4,873 billion (as of March 2007)

82-616

April 30, 2008

For immediate Release

Company name: Marubeni Corporation
(URL http://www.marubeni.com)
(Code Number: 8002, Stock exchanges: Tokyo, Osaka and Nagoya)
Representative: ASADA Teruo, President and CEO
Enquiries: IWASHIMA Hirokazu, General Manager, Media Relations Sections,
Corporate Communications Department
(TEL 03-3282-4803)

Revisions of Annual Dividend Forecasts for FY2007

Marubeni has revised its initial forecasts of annual dividend for FY2007 announced on April 27. Details are as follows.

1. Reason for Revising Annual Dividend Forecast

In light of the fact that consolidated net income amounts to 147.2 billion yen, annual dividends per share for FY2007 is expected to be 13 yen, which is upward revision by 1 yen from the initial forecasts of 12 yen. It is to be resolved at the board meeting scheduled on May 16, 2008, that the year-end dividends on common stock for FY2007 shall be 7 yen per share, and the payment date shall be May 30, 2008.

2. Revisions of Annual Dividend Forecasts for FY2007

	Dividend per share		
	Interim dividends	Year end dividends	Yearly dividends
Initial forecast (announced on April 27, 2007)	6.0 yen	6.0 yen	12.0 yen
Revised forecast	6.0 yen	7.0 yen	13.0 yen
Dividends paid for FY2007	6.0 yen	-	-
Dividends paid for FY2006	3.5 yen	6.5 yen	10.0 yen

The above forecasts were made based on information available at the time of the announcement and the assumptions associated with uncertainties that may materially influence future results.

Marubeni CORPORATION

LISTED COMPANY AWARD OF THE YEAR
東証上場会社表彰
Marubeni received the Disclosure Award for 2007 from Tokyo Stock Exchange.

Financial Results for FY2007

(April 1, 2007～March 31, 2008)

May 8, 2008

Marubeni Corporation

(TSE Code: 8002)

＊This document is an English translation of statements written initially in Japanese.

The original in Japanese should be considered the primary version.

Financial Results for FY

(Unit: billions of yen)

Operating Results	FY2007 Results	FY2006 Results	FY06/07 Variance	Variance in Percentage	Prospects for FY2008	Variance from FY07 Results
Total volume of trading transactions (*1)	¥ 10,631.6	¥ 9,554.9	¥ 1,076.7	11%	¥ 11,300.0	¥ 668.4
Gross trading profit	596.9	531.2	65.7	12%	650.0	53.1
Selling, general and administrative expenses	-393.4	-365.3	-28.1	-	-425.0	-31.6
Provision for doubtful accounts	-3.4	-0.9	-2.5	-	-5.0	-1.6
Operating profit (*1)	200.2	165.0	35.1	21%	220.0	19.8
Interest expense, net of interest income	-43.3	-32.7	-10.5	-	-45.0	-1.7
Dividends	23.6	20.7	2.9	-	20.0	-3.6
Gain (loss) on investment securities	-7.5	13.0	-20.4	-	10.0 (Gain (loss) on investment securities, Gain (loss) on property and equipment, Other-net combined)	30.0 (combined)
Gain (loss) on property and equipment	-1.5	-19.0	17.5	-		
Other-net	-11.1	1.9	-13.0			
Equity in earnings (losses) of affiliated companies	55.7	44.9	10.8	-	65.0	9.3
Income (loss) from continuing operations before income taxes	216.2	193.8	22.4	12%	270.0	53.8
Provision (benefit) for income taxes	-60.5	-68.2	7.7	-	-95.0	-34.5
Minority interests in consolidated subsidiaries	-8.4	-6.3	-2.1	-	-10.0	-1.6
Net income (loss)	147.2	119.3	27.9	23%	165.0	17.8

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

	FY2007 Results	FY2006 Results	FY06/07 Variance	Variance in Percentage	Prospects for FY2008	Variance from FY07 Results
Revenue (*2)	4,166.2	3,658.9	507.4	14%		

(*2) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.

	FY2007 Results	FY2006 Results	FY06/07 Variance	Variance in Percentage	Prospects for FY2008	Variance from FY07 Results
Adjusted operating profit (*3)	203.5	165.9	37.7	23%	225.0	21.5
Core earnings (*4)	282.9	234.8	48.0	20%	-	-
Core earnings (including interest expense-net) (*5)	239.6				265.0	25.4

(*3) Adjusted operating profit = Gross trading profit - SGA expenses

(*4) Core earnings = Adjusted operating profit + Dividend income + Equity in earnings of affiliated companies (excluding restructuring costs)

(*5) Core earnings (including interest expense-net)

= Adjusted operating profit - Interest expense-net + Dividend income + Equity in earnings of affiliated companies

Financial Condition	March 31, 2008	March 31, 2007	Variance
Total assets	5,207.2	4,873.3	333.9
(Current assets)	(2,607.9)	(2,502.6)	(105.3)
(Fixed assets)	(2,599.3)	(2,370.7)	(228.6)
Shareholders' equity	779.8	745.5	34.3
Interest-bearing debt	2,442.3	2,278.4	163.9
Net interest bearing debt	2,002.0	1,843.4	158.5
D/E ratio (*6)	2.57 x	2.47 x	+0.10 points

(*6) D/E ratio is calculated based on net interest-bearing debt

Cash Flow	FY2007	FY2006
Cash flow from operating activities	235.3	152.1
Cash flow from investing activities	-306.9	-135.1
Free Cash Flows	-71.6	16.9
Cash flow from financing activities	65.9	24.8
Effect of exchange rate changes	-7.0	4.3
Changes in cash and cash equivalents	-12.7	46.0

Increase/Decrease in the Surplus/Deficit of Consolidated Companies	FY2007	FY2006	Variance
No. of profit making companies	362	352	10
Surplus amount	168.0	142.4	25.6
No. of loss making companies	87	90	-3
Deficit amount	-37.7	-26.7	-11.0
No. of companies, total	449	442	7
Net Income (loss)	130.4	115.7	14.6
Ratio of profit making companies	80.6%	79.6%	+1.0 points

Major Financial Indicators and Yearly Prospects

Major Financial Indicators	FY2007	FY2006	Variance	*Assumptions for FY2008 yearly prospects* FY2008
1) Foreign Exchange Rate (YEN/USD)	114.28	117.02	(Yen up by 2.74 yen)	100.00
2) JPY TIBOR(%)	0.794	0.431	(up by 0.363 points)	1.000
USD LIBOR(%)	4.786	5.347	(down by 0.561 points)	3.200
3) Oil (USD/Barrel) *North Sea Brent	73	66	(up by USD 7/Barrel)	85
Copper (USD/MT) *LME	7,126	6,731	(up by USD 395/MT)	7,000

note) Figures for North Sea Brent oil and LME copper are the average of the actual prices for the twelve months of January to December.

The forecast and prospects on this document are based upon available information and assumptions as of the announcement date, about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.

April 30, 2008
Marubeni Corporation

2007 and Prospects for FY2008 (US GAAP Basis)

Outline of Financial Results for FY2007

Highlights of FY2007 Financial Results

- **Net income for the period amounted 147.2 billion yen, which renewed our record high for the fifth consecutive year, achieving an increase by 27.9 billion yen or 23% from 119.3 billion yen for the previous fiscal year.**
  Total net income of the two years under "G" PLAN amounted 266.6 billion yen, exceeding the target of 220.0 billion yen by 46.6 billion yen or 21%.

- **Gross trading profit increased by 65.7 billion yen (12%) to 596.9 billion yen. Income before income taxes amounted 216.2 billion yen, increased by 22.4 billion yen or 12%. Both renewed the record highs.**

- **Adjusted operating profit increased by 37.7 billion yen (23%) to 203.5 billion yen, which was a profit increase in four consecutive years. Meanwhile, core earnings rose 48.0 billion yen (20%) to 282.9 billion yen, which was the sixth consecutive yearly rise.**

- **Shareholders' equity increased by 34.3 billion yen from the end of the previous fiscal year to 779.8 billion yen due to the buildup of net income for the period, in spite of deterioration in net unrealized losses on investment securities (-52.4 billion yen) caused by stagnant stock prices.**

- **Net interest-bearing debt at the end of the term was 2,002.0 billion yen, increased by 158.5 billion yen due to new investments. The D/E ratio was 2.57x.**

- **Yearly cash dividend for FY2007 is planned to be 13.0 yen per share, which is a dividend increase by 3.0 yen compared with that of FY2006, owing to the net income of 147.2 billion yen.**

Main Items

1) **Total volume of trading transactions ... 10,631.6 billion yen**
   Total volume of trading transactions increased by 1,076.7 billion yen over the same period of the previous fiscal year. (The impact of higher yen is minimal.)
   By segment, major growth was recorded in Energy (+545.2), Agri-marine Products (+315.8), and Overseas corporate subsidiaries & branches (+211.9). (unit: billions of yen)

2) **Gross trading profit ... 596.9 billion yen**
   Year-on-year growth was 65.7 billion yen. See below chart for segmental figures.

3) **Selling, general, and administrative expenses ... -393.4billion yen**
   Year-on-year increase was 28.1 billion yen, due mainly to personnel expenses.

4) **Provision for doubtful accounts ... -3.4 billion yen**
   This item slipped by 2.5 billion yen year-on-year, as reversal of the provision for doubtful accounts due to a collection of overseas receivables was posted in the previous year.

5) **Interest expense, net of interest income ... -43.3 billion yen**
   This item increased by 10.5 billion yen due to new investments and effect of rising interest rates.

6) **Dividends ... 23.6 billion yen**
   This item increased by 2.9 billion yen year-on-year.

7) **Gain (Loss) on investment securities ... -7.5 billion yen**
   - Gain (Loss) on sales of investment securities 23.8 billion yen (-0.3 billion yen year-on-year)
   - Valuation loss on investment securities -31.2 billion yen (-20.1 billion yen year-on-year)

   This item deteriorated with 20.4 billion yen decrease year-on-year, due to loss on fund management in a financial subsidiary in Europe and impairment loss on listed stock mainly in Parent.

8) **Gain (Loss) on property and equipment ... -1.5 billion yen**
   - Gain on sale of property and equipment 5.6 billion yen (+2.9 billion yen year-on year)
   - Loss on sale /Valuation loss of property and equipment -7.0 billion yen (+14.5 billion yen year-on-year)

   The net gain/loss improved by 17.5 billion yen, because of appraisal loss on golf course-related property posted in the previous year.

9) **Other-net ... -11.1 billion yen**
   This item deteriotrated by 13.0 billion yen year-on-year, mainly due to currency exchange loss.

10) **Equity in earnings (losses) of affiliated companies ... 55.7billion yen**
   New investments and the impact of restructuring loss from Central American Project posted in the previous year pushed this item upward by 10.8 billion yen compared with that of the previous year. Major factors are as follows:

Marubeni-Itochu Steel Inc.	16.9 billion yen	(+0.2 billion yen year-on-year)
Los Pelambres copper business	14.1 billion yen	(-0.7 billion yen year-on-year)
TeaM Energy	1.5 billion yen	(+1.5 billion yen year-on-year)
Daishsowa-Marubeni International	1.4 billion yen	(+1.3 billion yen year-on-year)

(Unit: billions of yen)

Operating Segments	Gross trading profit			Net income (loss)			Main reasons for increase/decrease
	FY07	FY06	Variance	FY07	FY06	Variance	
Agri-Marine Products	89.0	72.4	16.6	10.2	10.1	0.2	Gross trading profit increased due to profit increase in grain business and a food distributive group firm which became a subsidiary. Net income increased slightly while gains on Daiei stock was posted in the previous year.
Textile	23.6	24.8	-1.2	2.1	-2.4	4.5	Gross trading profit declined due to shrinkage of profit in apparel products and materials. However, net profit for the period increased year-on-year, because of the impact of the restructuring cost posted in the previous year.
Forest Products & General Merchandise	56.3	54.2	2.1	11.5	9.6	1.9	Despite profit decline in industrial paper products and a subsidiary dealing building materials, gross trading profit increased due to brisk overseas pulp and chip business. Segmental net income improved owing to swollen equity in earnings from overseas pulp manufacturer along with the growth in gross trading profit
Chemicals	30.5	30.0	0.5	5.6	1.4	4.1	In spite of disposal of an agricultural material-related subsidiary, gross trading profit increased due to the effect of profit increase in inorganic, agricultural and basic chemicals. Net income increased in connection with these profit increase and also with a valuation loss on electronic materials-related investment posted in the previous year
Energy	89.2	85.5	3.7	38.9	31.6	7.2	Gross trading profit increased mainly in concession business. Net income for the period was pushed up by gains on fixed assets and marketable securities.
Metals & Mineral Resources	19.1	18.2	0.8	22.2	24.9	-2.7	Gross trading profit increased mainly in steel related transactions Net income declined in accordance with the reversal profit of provision for doubtful accounts posted in the previous year caused by a recovery of receivables
Transportation & Industrial Machinery	57.4	55.5	1.9	15.0	10.0	5.0	Gross trading profit increased mainly in construction machinery In addition, increase in equity in earnings from construction and agricultural machinery business and reduced income tax for construction machinery-related business caused an improvement in net income
Power Projects	38.7	27.6	11.1	11.0	6.4	4.7	Gross trading profit increased with contribution from overseas EPC projects and newly consolidated overseas IPP subsidiary Net income increased due to business disposal gain and increased equity in earnings, despite a reversal of the provision for doubtful accounts posted in the same period the previous year
Plant, Ship & Infrastructure Projects	20.1	17.7	2.4	4.8	1.7	3.1	Gross trading profit increased through buoyant sales in ship business as well as the effect of newly consolidated leasing company. Since a restructuring loss from Central American Project was posted in the previous year, net income increased for the period under review
Information & Communication	32.1	28.1	4.0	4.1	2.5	1.6	Gross trading profit increased owing to a PC sales subsidiary. In addition, reduced income taxes pushed net income upward.
Development & Construction	31.3	31.5	-0.2	2.6	3.2	-0.6	Both gross trading profit and net income declined for this period, effected by profit from a large-scale project posted in the same period the previous year, in spite of gain on sales of real estate for investment and profit increase in a group firm in China
Finance, Logistics & New Business	9.7	9.9	-0.2	-6.0	4.6	-10.6	Net income for the period turned to be negative due to loss on fund management transaction in an European financial subsidiary.
Iron & Steel Strategies and Coordination	1.0	0.8	0.2	16.5	14.9	1.6	Net income for the period increased due to increase in gross trading profit, and also due to valuation loss on marketable securities posted in the previous year.
Overseas corporate subsidiaries & branches	103.0	84.2	18.8	7.0	6.8	0.2	Gross trading profit as well as net income increased mainly in Marubeni America.
Corporate & elimination	-4.0	-9.2	5.2	1.9	-5.8	7.7	———
Consolidated	596.9	531.2	65.7	147.2	119.3	27.9	

Outline of FY2008 Prospects

- **Marubeni pursues further sustainable growth in the first year of "SG2009", which is the Company's new two-year management plan to aim to buid even more robust earnings base and finance structure. Net income target for the first year of the plan is 165.0 billion yen.**

- **Starting in FY2008, Marubeni adopts a new management indicator "core-earnings including interest expense-net " (see *5) as a substitute for the original "core-earnings".**

- **Yearly cash dividend for FY2008 is planned to be JPY 14 per share.**

Marubeni CORPORATION

LISTED COMPANY AWARD OF THE YEAR
東証上場会社表彰
Marubeni received the Disclosure Award for 2007 from Tokyo Stock Exchange.

Briefing on FY2007 Financial Results
and
New Mid-term Management Plan

May 8, 2008

Marubeni Corporation
(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Today's Agenda

I. FY2007 Financial Results and the Roundup of "G" PLAN

II. Outline of the New Mid-term Management Plan, "SG2009"

I. FY2007 Financial Results and the Round up of "G" PLAN

1. "G" PLAN (1) Direction of the Management

Marubeni CORPORATION

*Having completed building up a firm foothold in both revenue base and financial strength, **"G" PLAN** is a two-year plan (FY2006 – FY2007) for Marubeni Group to accelerate growth toward further achievement.*

Management Policy

- *The Group with a solid "win-win" customer relationship, providing high quality merchandise, services and functions from the customers' standpoint.*
- *The Group with social contribution and sustainable growth, taking change of business environment in advance, through-out persistent challenge and innovation .*
- *The Group with stable revenue base, by piling up prime assets and pursuit of efficiency.*

Business Strategy

Pursuing CSR prioritized management, balancing "Defensive" and "Offensive".

Measures

- *Prioritizing allocation of management resources into strategic fields*
- *Reinforcement of Portfolio Management*
- *Reinforcement of Risk Management*
- *Application and development of Human Resources*
- *Enhancing CSR and Internal Control*
- *Pursuing comprehensive strength with cross divisional function*

1. "G" PLAN (2) Quantitative Target

"V"Plan actual → "G" Plan target

Profitability

Consolidated Net Income

149.6 billion yen → 220.0 billion yen (for the two years of "G" PLAN)

Risk Return

12.9% → above 10%

ROA

1.68% → above 2%

Stability

Shareholders' Equity

663.8 billion yen → 820.0 billion yen

Risk Assets

572.6 billion yen → approx. 750.0 billion yen

Consolidated Net D/E Ratio

2.83 times → 2.0s

Scale

Total Assets

4.6 trillion yen → 5 trillion yen

Investment

Loans & Investment

F... AN approx. 400.0 billion yen → 5-600.0 billion yen (for the two years of "G" PLAN)

2. Indicators(1) Consolidated Net Income

Marubeni CORPORATION


(billions of yen)
Consolidated Net Income
Pros. at the start of fiscal year
<FY2007>
✓ Renewed a record high for the fifth consecutive fiscal year. Increase in six consecutive years.
✓ Achieved the two-year target of "G" PLAN, total 220.0 billion yen. (actual FY2006-2007 total : 266.6 billion yen)
180
160
140
120
100
80
60
40
20
0
34.6
41.2
73.8
119.3
147.2
+ 27.9 billion yen
23% up
Pros. at the start 33.0
Pros. at the start 37.0
Pros. at the start 60.0
Pros. at the start 100.0
Pros. at the start 135.0
FY2003
FY2004
FY2005
FY2006
"V"PLAN
"G"PLAN
<Dividends per share> (interim dividend - inclusive)
JPY 3.0
JPY 4.0
JPY 7.0 (JPY 2.0)
JPY 10.0 (JPY 3.5)
JPY 13.0 (estimate) (JPY 6.0)

2. Indicators(2) Adjusted Operating Profit*, Core Earnings**

*Adjusted operating profit = Gross trading profit – SGA expenses
**Core earnings = Adjusted operating profit + Dividend income + Equity in earnings of affiliated companies (excluding restructuring costs)



(billions of yen)
300
250
200
150
100
50
0
<FY2007 Results>
✓Profit increase in Adjusted Operating Profit for four consecutive fiscal yeas, in Core Earnings for six consecutive fiscal years.
✓Both of these indicators renewed its record high for the third consecutive fiscal year.
Adjusted Operating Profit
Core Earnings
80.2
103.0
95.0
129.7
151.8
195.4
165.9
234.8
203.5
282.9
FY2003
FY2004
FY2005
FY2006
"V"PLAN
"G"PLAN

2. Indicators(3) Total Assets and ROA

Marubeni CORPORATION

✓ Targets achieved for both total assets and ROA, in line with asset enhancement and improvement of asset efficiency along with profitability due to aggressive investments in the strategic fields.



"V"PLAN
"G"PLAN
(billions of yen)
(%)
5,500
5,000
4,500
4,000
3,500
3,000
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4,254.2
4,208.0
4,587.1
5,207.2
2.52 %
2.92 %
"G"PLAN target for total assets : 5 trillion yen
Total Assets
ROA
Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Mar. 2008

2. Indicators(4) Net Income by Segment (FY2005-FY2007)


(billions of yen)
40
35
30
25
20
15
10
5
0
-5
-10
Left : FY05 actual
Middle : FY06 actual
Right : FY07 actual
5.8
10.1
10.2
-1.6
-2.4
2.1
0.4
9.6
11.5
3.7
1.4
5.6
26.7
31.6
38.9
16.1
24.9
22.2
7.6
10.0
15.0
5.8
6.4
11.0
2.6
1.7
4.8
0.4
2.5
4.1
1.1
3.2
2.6
4.0
4.6
-6.0
17.0
14.9
16.5
4.0
6.8
7.0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Power Projects
Plant, Ship & Infrastructure Projects
Information & Communica-tio n
Development & Construction
Finance, Logistics & New Business
Iron & Steel Strategies & Coordination
Overseas Corporate Subsidiaries

2. Indicators(5) Earnings Structure after “V” PLAN

Marubeni CORPORATION

✓ Substantial earnings increase in non-resource fields.

✓ Resource & energy portion in earnings has been lowered to 41% in FY2007.


(billions of yen)
Non-Resources
Resource & Energy
Resource & Energy ratio
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
90.0%
70.0%
50.0%
30.0%
10.0%
-10.0%
-30.0%
42%
62%
58%
47%
FY2003
FY2004
FY2005
FY2006
“V”PLAN
“G”PLAN

2. Indicators(6) Business Portfolio / Earnings Structure

Marubeni CORPORATION

Total Assets



Resources
21%
Consumer Products
22%
End of FY2007
JPY 5,207.2 bn
27%
Machinery
Materials
17%
20%
Resources
Consumer Products
End of FY2006
JPY 4,873.3 bn
22%
24%
Machinery
17%
Materials

Net Income



Consumer Products
6%
Non-resources**
JPY 84.3 bn
23%
Materials
FY2007 Yearly
JPY 147.2 bn
Energy
Resources
41%
Resources
JPY 61.1 bn
Textile
Agri-Marine Products
Chemicals
Forest Products & General Merchandise
Metals & Mineral Resources
Transportation & Industrial Machine
Information & Communication
24%
Machinery
Consumer Products
13%
Non-resources**
JPY 68.6 bn
Materials
22%
FY2006 Yearly
JPY 119.3 bn
Resources
47%
56.6 bn
17%
Machinery

*)Overseas Corporate Subsidiaries & Branches, Corporate & Eliminations, etc.

**)Non-resources represents total of Machinery, Materials, Consumer Products, and Overseas Corporate Subsidiaries.

***) The chart for net income for FY2007 describes the image of earnings structure without Finance, Logistics & New Business Div. (-6.0 billion yen)

2. Indicators(7) Shareholders' Equity and Net D/E Ratio



"V"PLAN
"G"PLAN
(billions of yen)
(times)
800
700
600
500
400
300
200
100
0
6
4
2
0
5.01times
Net D/E ratio
4.12times
Shareholders' equity
✓ Maintained the target of 2.0 times range, though net interest-bearing debt increased because of expanded new investments.

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008
Shareholders' equity (Y bn)	393.0	443.2	663.8	745.5	779.8
Net Interest-bearing debt (Y bn)	1,969.3	1,823.9	1,876.4	1,843.4	2,002.0
Net D/E ratio	5.01times	4.12times	2.83times	2.47times	2.57times

2. Indicators(8) Shareholders' Equity, Net Risk Assets, Risk-Return


"V"PLAN
"G"PLAN
(billions of yen)
800
700
600
500
400
300
200
100
0
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
625.6
584.7
572.6
642.5
12.90%
18.60%
7.00%
Net risk asset
Shareholders' equity
Risk-return
✓ Net Risk Asset is kept managed within the range of shareholders' equity, though it has increased along with the growing total assets.
✓Risk-return result far outpaced the target of 10%.

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008
Shareholders' equity (Y bn) ①	393.0	443.2	663.8	745.5	779.8
Net risk asset (Y bn) ②	625.6	584.7	572.6	642.5	708.3
Risk Buffer ①-②	-232.6	-141.5	91.2	103.0	71.5
Risk-return	5.50%	7.00%	12.90%	18.60%	20.80%

3. New Investments

Marubeni CORPORATION

To establish an earnings structure base for sustainable growth, management resources were actively allocated to strategic business fields. Total amount of investments and loans made during 2-year "G" PLAN period exceeded 600 Billion Yen.

"G"PLAN Target		"G"PLAN Summery	
Investment Planned 5-600 Billion Yen		**Investments and loans: Approx. 600 Billion Yen**	
Fields that further reinforce the Group's robust business platform (50%)	Energy & Natural Resource Development	270 Billion Yen (45%)	Participation in Uranium Project (Kazakhstan), Acquisition and development of Coal mine (Australia), Participation in LNG project (Peru), Participation in Oil Refinery project (Qatar), Development of LNG project (Equatorial Guinea)
	Overseas Independent Power Producer Projects (IPP)		IPP projects (Philippines, Indonesia, Taiwan), IWPP project (Qatar, UAE), Integrated utilities (the Caribbean region)
Fields that further expand and develop Marubeni's solid profit base (30%)	Foods & Agri-Marine Products	210 Billion Yen (35%)	Investment in food retailing business (DAIEI), Bakery business (China), Alliance with Brazilian grain distributor Agrenco
	Pulp, Paper & Chemicals		Containerboard manufacturer (China), Wood chips producer (Brazil), Paper distribution (USA)
	Machinery & Plant		Water utility business(Chile), Loan arrangements to PDVSA (Venezuela), Construction machinery distributorship (Russia, Vietnam, Philippines, Mexico), Automobile distributorship(Australia, USA)
Fields that target the creation of new businesses (20%)	Financial Services	120 Billion Yen (20%)	Automobile leasing business (USA), Machinery leasing business (USA), Freight railcar leasing business(USA), Trailer leasing business (Canada), Real estate complex development
	Environment, Health-care and other new businesses		Biomass Power Producer business (USA), Solar energy business

4. Cash Flows



Marubeni CORPORATION
(billions of yen)
350
300
250
200
150
100
50
0
-50
-100
Net cash provided by investing activities
Net cash provided by operating activities
201.6
58.0
Depreciation n amortization 54.3
Net income 34.6
259.5
Free C/F
173.8
46.0
Depreciation n amortization 64.4
Net income 41.2
219.9
Free C/F
133.4
Depreciation n amortization 72.7
Net income 73.8
-193.8
Free C/F
-60.4
Depreciation n amortization 101.1
152.1
Net income 119.3
-135.1
16.9
Free C/F
235.3
Depreciation n amortization 96.4
Net income 147.2
-306.9
Free C/F
-71.6
FY2003
FY2004
FY2005
FY2006
"V"PLAN
"G"PLAN

5. Number and Net Profits & Losses of Group Firms

Mar. 2004 | Mar. 2005 | Mar. 2006 | Mar. 2007 | Mar. 2008


Net Profit/Loss (billions of yen)
Surplus amount
Deficit amount
Net profit/loss
Profit-making firm ratio
Profit-making firm ratio (%)
200
150
100
50
0
-50
80.0%
70.0%
60.0%
77.7%
80.4%
78.0%
79.6%
80.6%
63.8
21.4
-42.4
92.7
47.2
-45.5
126.9
79.4
-41.5
142.4
115.7
-26.7
168.0
130.4
-37.7

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008
Number of profit-making firms	390	422	433	352	362
Number of loss-making firms	112	103	122	90	87
Total number of consolidated group firms	**502**	**525**	**555**	**442**	**449**
Profit-making firm ratio	**77.7%**	**80.4%**	**78.0%**	**79.6%**	**80.6%**

※ The number of subsidiaries and affiliated companies represents companies which the Company directly consolidates or to which the Company applies the equity method. Companies consolidated by subsidiaries are excluded from this number.

6. The Roundup of "G"PLAN

Marubeni CORPORATION

Profitability

Consolidated Profit After Taxes

220 billion yen
Total for 2 years

Total for 2 years
266.6 billion yen
Attainment of 121% of the target

Risk Return

10% +

As of March 31, 2008
20.8%
※FY 2006 18.6%

ROA

2% +

As of March 31, 2008
2.92%
※FY 2006 2.52%

Stability

Shareholders' Equity

820 billion yen

As of March 31, 2008
779.8 billion yen

Risk Assets

approximately
750 billion yen

As of March 31, 2008
708.3 billion yen

Consolidated Net D/E Ratio

2.0 s

As of March 31, 2008
2.57 times

Scale

Total Assets

5,000 billion yen

As of March 31, 2008
5,200 billon yen

Investment

5~600 billion yen
Total for 2 years

Approx.
600.0 billion yen

II. Outline of

SG2009

New Mid-term Management Plan [FY2008-FY2009]

1. Marubeni Group's Vision

Company Creed

正 Fairness	***Uphold high ethics and conduct business with fairness and integrity***
新 Innovation	***Pursue creativity with enterprise and initiative***
和 Harmony	***Harmonize with society, environment, and all stakeholders***

Management Principles

In accordance with the spirit grounded in "Fairness, Innovation and Harmony", Marubeni Group is proudly committed to contribute to social and economic development and to safeguard global environment by conducting fair and upright corporate activities.

Beyond your expectations… Marubeni

Pursue stakeholders' benefits and satisfactions

Clients	Shareholders	Society & Environment	Employees
• Provide satisfying products and services • Promote fair deal	• Assure management transparency • Reinforce disclosure regime • Enhance group governance	• Social action programs • Global environmental protection activities	• Respect individual values and diversity of group employees
Faith & Trust	**Enterprise Value**	**Contribution & Coexistence**	**Work environment & conditions**

2. "SG2009"Basic Principle

Marubeni CORPORATION

Basic Principle

"SG2009" is a 2-year plan (FY2008-FY2009) that will allow the company to further advance the earnings base and financial strength which have been enhanced during "G"PLAN.
To achieve sustainable growth, Marubeni will bolster the earnings base to endure business environmental changes by setting up a rigorous risk management system, building up prime assets, and pursuing asset efficiency.

World economy at the turning point

- *Uncertainty over US economy*
- *Soaring natural resource prices*
- *Rise of emerging countries*
- *Concern for geopolitical risks*
- *Environmental Issues*

Key Initiatives

- *Allocate management resources to strategic business fields*
- *Advance portfolio management system*
- *Reinforce and further upgrade risk management system*
- *Enhance "Human Quality"*
- *Exercise comprehensive strength of Marubeni Group*
- *Put emphasis on CSR and Environmental Issues*

3. "SG2009" Key Management Indicators

Marubeni CORPORATION

Quantitative Targets	"SG2009" March 31, 2010	"G" PLAN March 31, 2008
Consolidated Net Income (2-year Total)	**350 Billion Yen**	266.6 Billion Yen
Consolidated Net D/E Ratio	**2.00~2.50x**	2.57x
Risk Assets	**Less than Total Shareholders' Equity**	708.3 Billion Yen
ROA	**More than 3 %**	2.92 %

By achieving above targets, Marubeni will continue to increase its shareholders' equity as well as to retain ROE at a certain level.

Shareholders' Equity	**More than 1 Trillion Yen**	779.8 Billion Yen
ROE	**Approx. 18 %**	19.3 %

4. "SG2009" Initiatives-(1) Allocate management resources to strategic business fields

Further concentrate in core competence and allocate management resources to strategic business fields from medium- and long-term standpoint.

Investment Plan (2-year Total): Approx. 600 Billion Yen

❖ **Fields to build-up assets by concentrating fund allocation from medium- and long-term standpoint**

Energy, Metal & Mineral Resources	*Acquisition and development of Energy, Metal and Mineral Resources and related businesses, etc..*
Overseas I(W)PP	*Overseas I(W)PP related businesses, etc..*

❖ **Fields to further expand and develop Marubeni's solid profit base through development of value-chain**

Distribution & Trading	*Forest products, Food, Transportation machinery, Ship, Plant, etc..*

❖ **Fields to target the creation of new business models**

Environment, Finance & Innovative Businesses	*Environment related businesses, Insurance, Financial lease, Innovative businesses, etc..*

4. "SG2009" Initiatives-(2)

Marubeni CORPORATION

Advance portfolio management system

- *Maintain "PATRAC" as one of Marubeni's most important management indicators*
- *Sustain portfolio unit management system*
- *More stringent follow-up on "Expansion" units to further enhance growth*

Reinforce and further upgrade risk management system

- Continue to adopt and further upgrade integrated risk management
- Enhance monitoring and follow-up system on investments
- Strict application of exit rules

4. "SG2009" Initiatives-(3)

Marubeni CORPORATION

Enhance "Human Quality"

- *Utilize and promote diverse human resources*
- *Nurture managerial resources*
- *Further promote work-life balance*

Exercise comprehensive strength of Marubeni Group

- *Increase profitability by integrating investments and regional strategies*
- *Corporate-wide approach to emerging markets and important business partners*
- *Foster cross-divisional function*
- *Establish corporate brand through development of sound corporate culture*

Put emphasis on CSR and Environmental Issues

- *Practice of company creed "Fairness, Innovation and Harmony"*
- *Build awareness of compliance, social contributions and environmental issues*

5. Dividend Policy

Marubeni is committed to maximizing corporate value and competitiveness by building up internal reserves and conducting investments in strategic fields while at the same time, delivering continuous stable dividends to shareholders. Marubeni's basic dividend policy is to maintain a consolidated payout ratio of around 15%, with the aim of linking dividends to the Company's business results for each term.

(Reference) Assumptions

Marubeni CORPORATION

Commodity price assumptions

	2007 (Actual)	2008 (Assumptions)	Sensitivity of consolidated net income
Crude Oil/Brent (US$/bbl) [Jan-Dec Average]	US$73	US$85	around 600 Million Yen (US$1/bbl)
Copper/LME (US$/ton) [Jan-Dec Average]	US$7,126	US$7,000	around 300 Million Yen (US$100/ton)

Currency exchange rate & Interest rate assumptions

		2007 (Actual)	2008 (Assumptions)
Currency Exchange Rate (JPY/US$)		114.28	100
Interest Rate	JPY TIBOR (%)	0.794%	1.000%
	US$ LIBOR(%)	4.786%	3.200%

(Ref.) Prospect for Consolidated Net Income



(billions of yen)
Consolidated Net Income
Pros. at the start of fiscal year
180
160
140
120
100
80
60
40
20
34.6
41.2
73.8
119.3
147.2
165.0
+ 27.9 billion yen
23% up
+ 17.8 billion yen
12% up
Pros. at the start
33.0
Pros. at the start
37.0
Pros. at the start
60.0
Pros. at the start
100.0
Pros. at the start
135.0
FY2003
FY2004
FY2005
FY2006
"V"PLAN
"G"PLAN

<Dividends per share> JPY 3.0 (interim dividend - inclusive)	JPY 4.0	JPY 7.0 (JPY 2.0)	JPY 10.0 (JPY 3.5)	JPY 13.0 (estimate) (JPY 6.0)	JPY 14.0 (plan) (JPY 7.0 -plan-)

(Ref.) Prospect for Net Income by Segment - by reorganized segment

Marubeni CORPORATION


(billions of yen)
40
35
30
25
20
15
10
5
0
-5
Left : FY07 actual
Right : FY08 Prospect
10.4
12.5
4.1
4.5
9.7
11.5
5.6
6.0
38.9
40.0
22.2
27.0
14.1
11.0
11.5
13.0
5.5
8.5
2.6
4.0
-1.9
7.5
16.5
14.5
7.0
8.5
Food
Lifestyle
Forest Products
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Power Projects & Infrastructure
Plant, Ship & Industrial Machinery
Real Estate Development
FT, LT, IT & Innovative Business
Iron & Steel Strategies and Coordination Dept.
Overseas Corporate Subsidiaries

FY2008 Assumptions of the Yearly Prospects and Price Sensitivity

<estimated>

①Foreign Exchange Rate 100 YEN/USD

1YEN/USD fluctuation raises or lowers consolidated net income by approx.600-700mil yen. (on yearly basis)

②Oil (North Sea Brest) USD 85/Barrel

USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 600 mil yen. (on yearly basis)

③Copper USD 7,000/MT

USD100/MT fluctuation raises or lowers consolidated net income by approx. 300 mil yen. (on yearly basis)

Note) ▭ ··· The figures are altered to apply to the new divisional organization for FY2008, on the basis of the results for FY2007.

Mid-Term Management Plan (FY2008-FY2009)

SG2009

~Beyond your expectations... Marubeni~

April 30, 2008

Marubeni CORPORATION

Disclaimer Regarding Forward-looking Statements
This material contains forward-looking statements (including figures) concerning corporate strategies, objectives, and forecasts of Marubeni Corp. and its group companies, based on current assumptions made by the management with available information. The following factors, without limitation, may therefore cause actual results to differ materially from those presented: Changes in general industry and market conditions, changes in the competitive environment, fluctuations in currency exchange rates, the outcome of pending and future litigation, and political turmoil in certain countries and regions.

Marubeni CORPORATION

Table of Contents

"G" PLAN REVIEW

（PERIOD：FY2006—FY2007）

April 30, 2008

Marubeni CORPORATION

Marubeni CORPORATION

1. "G" PLAN Measures & Results (Period: FY2006-FY2007)

"G" PLAN Corporate-wide Measures

- ✓Prioritizing allocation of management resources to strategic fields
- ✓Reinforcement of Risk Management
- ✓Enhancing CSR and Internal Control
- ✓Reinforcement of Portfolio Management
- ✓Utilization and development of Human Resources
- ✓Pursuing comprehensive strength with cross divisional function

"G" PLAN Key Financial Indicators

Category	Indicator	"G" PLAN Targets	"G" PLAN Results
Profitability	Consolidated Net Income	2-year total 220 Billion Yen	2-year total 266.6 Billion Yen
Profitability	Risk Return	More than 10%	FY2007 20.8%
Profitability	ROA	More than 2%	FY2007 2.92%
Stability	Shareholders' Equity	820 Billion Yen	As of March 31, 2008 779.8 Billion Yen
Stability	Risk Assets	Approx. 750 Billion Yen	As of March 31, 2008 708.3 Billion Yen
Stability	Consolidated Net D/E Ratio	Less than 3.00x	As of March 31, 2008 2.57x
Scale	Total Assets	5 Trillion Yen	As of March 31, 2008 5.2 Trillion Yen
Investment	Investment Amount	2-year total 5-600 Billion Yen	2-year total Approx. 600 Billion Yen

Above: "G" PLAN Targets

Below: "G" PLAN Results

2. Enhanced profitability and strengthened earnings structure

Consolidated net income surpassed 100 Billion Yen in FY2006. Furthermore, in FY2007, Marubeni has posted record consolidated net income for the fifth consecutive years. As a result of earnings increase in each business field, proportion of net income from Non-Resource related businesses increased to 58.5% of total consolidated net income and thus created more balanced earnings structure.

Consolidated Net Income and Risk Return


(Billion Yen)
150
100
50
0
Risk Return
In addition to the increase in profitability, return on risk assets has improved dramatically.
5.5%
7.0%
12.9%
34.6
41.2
73.8
119.3
147.2
"V" PLAN Target:
120 Billion Yen in 3 years
(Result: 149.6 Billion Yen)
"G" PLAN Target:
220 Billion Yen in 2 years
(Result: 266.6 Billion Yen)
FY2003
FY2004
FY2005
FY2006
FY2007
"V"PLAN

Proportion of Net Income of Non-Resources to Total Consolidated Net Income


(Billion Yen)
150
100
50
0
Resources
Non-resources
58.4%
37.6%
42.0%
52.6%
58.5%
FY2003
FY2004
FY2005
FY2006
FY2007
"V"PLAN

Marubeni CORPORATION

3. Increased asset value and improved efficiency

Marubeni has continuously worked diligently to concentrate in core competence and undertaken aggressive investments to build-up prime assets. As a result, both asset value increase and asset efficiency improvement have been achieved simultaneously.



(Billion Yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
Total Assets
ROA
4,254
4,208
4,587
0.81%
0.97%
1.68%
2.52%
2.92%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
March 2004
March 2005
March 2006
March 2007
March 2008
"V"PLAN

4. Improved financial stability

From March 2006 to March 2008, Marubeni has increased its net interest-bearing debt attributed to aggressive investments in strategic fields. However, we have managed to decrease net D/E ratio by 0.26 points to 2.57x as a result of profit growth which lead to a rise in shareholders' equity. Furthermore, Risk buffer* was maintained at 71.5 Billion Yen.



(Billion Yen)
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
6.00x
5.00x
4.00x
3.00x
2.00x
1.00x
0.00x
Shareholders' Equity
Risk Assets
Net D/E Ratio
Risk buffer 71.5 Billion Yen
5.01x
4.12x
393.0
625.6
443.2
584.7
663.8
572.6
745.5
642.5
779.8
March 2004
March 2005
March 2006
March 2007
March 2008
"V"PLAN

*Risk buffer= Shareholders' Equity – Risk Assets

Marubeni CORPORATION

5. Focused management resources to strategic fields

To establish an earnings structure base for sustainable growth, management resources were actively allocated to strategic business fields. Total amount of investments and loans made during 2-year "G" PLAN period exceeded 600 Billion Yen.

"G"PLAN Target		"G"PLAN Summery	
Investment Planned	**5-600 Billion Yen**	**Investments and loans: Approx. 600 Billion Yen**	
Fields that further reinforce the Group's robust business platform (50%)	Energy & Natural Resource Development	270 Billion Yen (45%)	Participation in Uranium Project (Kazakhstan), Acquisition and development of Coal mine (Australia), Participation in LNG project (Peru), Participation in Oil Refinery project (Qatar), Development of LNG project (Equatorial Guinea)
	Overseas Independent Power Producer Projects (IPP)		IPP projects (Philippines, Indonesia, Taiwan), IWPP project (Qatar, UAE), Integrated utilities (the Caribbean region)
Fields that further expand and develop Marubeni's solid profit base (30%)	Foods & Agri-Marine Products	210 Billion Yen (35%)	Investment in food retailing business (DAIEI), Bakery business (China), Alliance with Brazilian grain distributor Agrenco
	Pulp, Paper & Chemicals		Containerboard manufacturer (China), Wood chips producer (Brazil), Paper distribution (USA)
	Machinery & Plant		Water utility business(Chile), Loan arrangements to PDVSA (Venezuela), Construction machinery distributorship(Russia, Vietnam, Philippines, Mexico), Automobile distributorship(Australia, USA)
Fields that target the creation of new businesses (20%)	Financial Services	120 Billion Yen (20%)	Automobile leasing business (USA), Machinery leasing business (USA), Freight railcar leasing business(USA), Trailer leasing business (Canada), Real estate complex development
	Environment, Health-care and other new businesses		Biomass Power Producer business (USA), Solar energy business

Mid-Term Management Plan [FY2008-FY2009]

SG2009

~Beyond your expectations... Marubeni~

April 30, 2008

Marubeni CORPORATION

Disclaimer Regarding Forward-looking Statements
This material contains forward-looking statements (including figures) concerning corporate strategies, objectives, and forecasts of Marubeni Corp. and its group companies, based on current assumptions made by the management with available information. The following factors, without limitation, may therefore cause actual results to differ materially from those presented: Changes in general industry and market conditions, changes in the competitive environment, fluctuations in currency exchange rates, the outcome of pending and future litigation, and political turmoil in certain countries and regions.

Marubeni CORPORATION

1. Marubeni Group's Vision

Company Creed

正 Fairness — Uphold high ethics and conduct business with fairness and integrity	新 Innovation — Pursue creativity with enterprise and initiative	和 Harmony — Harmonize with society, environment, and all stakeholders

Management Principles

In accordance with the spirit grounded in "Fairness, Innovation and Harmony", Marubeni Group is proudly committed to contribute to social and economic development and to safeguard global environment by conducting fair and upright corporate activities.

Beyond your expectations… Marubeni

Pursue stakeholders' benefits and satisfactions

Clients	Shareholders	Society & Environment	Employees
• Provide satisfying products and services • Promote fair deal	• Assure management transparency • Reinforce disclosure regime • Enhance group governance	• Social action programs • Global environmental protection activities	• Respect individual values and diversity of group employees
Faith & Trust	**Enterprise Value**	**Contribution & Coexistence**	**Work environment & conditions**

2. "SG2009" Basic Principle

Basic Principle

"SG2009" is a 2-year plan (FY2008-FY2009) that will allow the company to further advance the earnings base and financial strength which have been enhanced during "G"PLAN.
To achieve sustainable growth, Marubeni will bolster the earnings base to endure business environmental changes by setting up a rigorous risk management system, building up prime assets, and pursuing asset efficiency.

World economy at the turning point

- ◆Uncertainty over US economy
- ◆Soaring natural resource prices
- ◆Rise of emerging countries
- ◆Concern for geopolitical risks
- ◆Environmental Issues

Key Initiatives

- ❖ Allocate management resources to strategic business fields
- ❖ Advance portfolio management system
- ❖ Reinforce and further upgrade risk management system
- ❖ Enhance "Human Quality"
- ❖ Exercise comprehensive strength of Marubeni Group
- ❖ Put emphasis on CSR and Environmental Issues

Marubeni CORPORATION

3. "SG2009" Key Management Indicators

Quantitative Targets	"SG2009" March 31, 2010	"G" PLAN March 31, 2008
Consolidated Net Income (2-year Total)	350 Billion Yen	266.6 Billion Yen
Consolidated Net D/E Ratio	2.00~2.50x	2.57x
Risk Assets	Less than Total Shareholders' Equity	708.3 Billion Yen
ROA	More than 3 %	2.92 %

By achieving above targets, Marubeni will continue to increase its shareholders' equity as well as to retain ROE at a certain level.

Shareholders' Equity	More than 1 Trillion Yen	779.8 Billion Yen
ROE	Approx. 18 %	19.3 %

4. "SG2009" Initiatives-(1) Allocate management resources to strategic business fields

Further concentrate in core competence and allocate management resources to strategic business fields from medium- and long-term standpoint.

Investment Plan (2-year Total): Approx. 600 Billion Yen

❖ **Fields to build-up assets by concentrating fund allocation from medium- and long-term standpoint**

Energy, Metal & Mineral Resources	Acquisition and development of Energy, Metal and Mineral Resources and related businesses, etc..
Overseas I(W)PP	Overseas I(W)PP related businesses, etc..

❖ **Fields to further expand and develop Marubeni's solid profit base through development of value-chain**

Distribution & Trading	Forest products, Food, Transportation machinery, Ship, Plant, etc..

❖ **Fields to target the creation of new business models**

Environment, Finance & Innovative Businesses	Environment related businesses, Insurance, Financial lease, Innovative businesses, etc..

Marubeni CORPORATION

4. **"SG2009"** Initiatives-(2)

Advance portfolio management system

- Maintain "PATRAC" as one of Marubeni's most important management indicators
- Sustain portfolio unit management system
- More stringent follow-up on "Expansion" units to further enhance growth

Reinforce and further upgrade risk management system

- Continue to adopt and further upgrade integrated risk management
- Enhance monitoring and follow-up system on investments
- Strict application of exit rules

4. "SG2009" Initiatives-(3)

Enhance "Human Quality"

- Utilize and promote diverse human resources
- Nurture managerial resources
- Further promote work-life balance

Exercise comprehensive strength of Marubeni Group

- Increase profitability by integrating investments and regional strategies
- Corporate-wide approach to emerging markets and important business partners
- Foster cross-divisional function
- Establish corporate brand through development of sound corporate culture

Put emphasis on CSR and Environmental Issues

- Practice of company creed "Fairness, Innovation and Harmony"
- Build awareness of compliance, social contributions and environmental issues

5. Dividend Policy

Marubeni is committed to maximizing corporate value and competitiveness by building up internal reserves and conducting investments in strategic fields while at the same time, delivering continuous stable dividends to shareholders. Marubeni's basic dividend policy is to maintain a consolidated payout ratio of around 15%, with the aim of linking dividends to the Company's business results for each term.

Marubeni CORPORATION

(Reference) Assumptions

Commodity price assumptions

	2007 (Actual)	2008 (Assumptions)	Sensitivity of consolidated net income
Crude Oil/Brent (US$/bbl) [Jan-Dec Average]	US$73	US$85	around 600 Million Yen (US$1/bbl)
Copper/LME (US$/ton) [Jan-Dec Average]	US$7,126	US$7,000	around 300 Million Yen (US$100/ton)

Currency exchange rate & Interest rate assumptions

		2007 (Actual)	2008 (Assumptions)
Currency Exchange Rate (JPY/US$)		114.28	100
Interest Rate	JPY TIBOR (%)	0.794%	1.000%
	US$ LIBOR(%)	4.786%	3.200%

<APPENDIX>

STRATEGIC FIELDS UNDER "SG2009"

Marubeni
CORPORATION

Marubeni CORPORATION

Energy, Metal & Mineral Resources

Marubeni will continue to expand its asset base in upstream natural resource projects by undertaking well-balanced investments taking market and geopolitical risks into consideration. Additionally, by building up logistics and infrastructures, Marubeni will further enlarge and develop trading activities and value-chain.



Upstream assets
Oil & Gas
Coal
Copper
Aluminum
Uranium
Markets to concentrate

Upstream Investment fields

Oil, Gas & Coal
- Enlarge production/reserves of existing interests
- Acquire assets in the development, and production stage that will contribute to the addition of production/reserves in the mid- long-term

Copper
- Acquire interest in cost competitive newly developed mines

Aluminum
- Enhance production and competitiveness
- Engage in newly developed smelter

Uranium & Rare metals
- Explore new uranium and rare metal projects

LNG
- Seek opportunities to participate in new LNG projects

Mid- Downstream & New fields

- Capture trading opportunities derived from upstream projects
- Build up logistics and infrastructures to enlarge and develop trading activities and value-chain

Overseas I(W)PP

Marubeni will replace and expand prime assets in growing overseas IPP business to form competitive asset portfolio. We will also pursue related business such as overseas desalination projects and water projects.

Overseas Power & Infrastructure Assets(as of April, 2008)

Total Generation Capacity: 19,511MW(Marubeni's share: 6,586MW)
I(W)PP projects: Carried out in 20 countries (incl. Consolidation business)
Water projects: Carried out in 3 countries


I(W)PP Assets
Consolidation Business
Water businesses

* IPP: Independent Power Producer
* IWPP: Independent Water and Power Producer
* Consolidation business: Power trading business

World Electricity Demand

Focusing area: Middle East, N. America, Asia


(Billion kWh)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2004
2010
2015
2020
2025
2030
Africa
Middle East
Asia (inc. Japan)
Europe(inc. Russia)
Central & South America
N. America

Data Source : International Energy Outlook 2007

Marubeni CORPORATION

Distribution & Trading –Pulp & Paper–

Upstream

Plantation & Wood chip
Marubeni operates tree plantations in 7 locations in 5 countries (incl. Brazil, Australia, and Indonesia). Our target is to further secure prime plantation resources and to enhance offshore trading.

Pulp & Wastepaper
Marubeni operates pulp production business in Canada and Indonesia, and paper recycling business in N.America, Japan and China. We aim to further bolster competitiveness of pulp production business, to acquire competitive pulp supply sources, and to reinforce sales activities mainly in Asia.

Paper & Paperboard
There are 5 paper manufactures in Marubeni group(4 in Japan and 1 in China). We strive to further strengthen competitiveness of those manufacturers and its overseas strategy.

Distribution & Sales
To further our overseas strategy, we will enlarge our sales platform and concentrate on paper exports (especially to N.America).

Downstream


Markets to concentrate
Plantation & Wood chip
Paper & Paperboard
Pulp & Wastepaper
Distribution & Sales

Marubeni CORPORATION

Distribution & Trading –Food–

Upstream

Raw material procurement
Marubeni operates grain export and inland facilities in grain exporting countries such as USA and Brazil. We are expecting to expand our network for procurement of grain, foodstuffs and other raw materials.

Processing
Marubeni is well positioned in the production and processing of compound feed for livestock in Japan. Looking ahead, we are seeking to expand our processing facilities.

Wholesaling & Distribution
Marubeni is in the leading role in wholesale business of frozen foods and confectionaries in Japan. We are pursuing enlargement of distribution chain in large consumer markets.

Retailing
Retailers such as Daiei, Maruetsu and Tobu Store are members of Marubeni Group. Leveraging on the advantage in upstream business, we strive to optimize supply of raw materials.

Downstream


Markets to concentrate
Grain Procurement and Export
Processing
Wholesaling
Retailing

Marubeni CORPORATION

Distribution & Trading –Machinery–

Automobile & Production System
Marubeni has strength in automobile trading & retailing and in export of automobile production systems. We are pursuing further enlargement of automobile financing businesses.

Construction & Agro Machinery
Marubeni is enhancing construction & agro machinery export to strategic markets (Middle East, Asia and Russia).

Ship
Marubeni is reinforcing profit structure base in the fields of newly-built ship sales and chartering activities of its own fleet.

Industrial Machinery
By demonstrating our strength in engineering functions, we are expanding orders particularly for pulp & paper manufacturing machinery.









Plant
Leverage on its risk management and finance arrangement capabilities, Marubeni has a strength in organizing large projects. We are also taking initiatives in CDM/JI projects.

Railway & Transport Projects
Marubeni has an advantage in EPC projects backed by strong engineering functions. Also, our freight railcar operating lease business is expanding in the USA and to other regions.

Aerospace & Defense System
Marubeni's strength lies in jet engine development investments and trading. We are currently enhancing trade of European & American-made products. Also, expanding related businesses such as "components sales" and "maintenance businesses".







Environment, Finance & Innovative Businesses



Environmental Businesses
- Emissions trading business and related projects
- New & Renewable energy related businesses (Solar energy, Biofuel)
- Recycling related businesses (Wastepaper recycle, Metal recycle)

Real Estate Businesses
- Overseas real estate businesses
- Regional redevelopment businesses & complex development businesses

Finance & Fund Businesses
- Private Equity fund businesses
- Leasing businesses
- Insurance businesses

Innovative Businesses
- Outsourcing businesses (BPO & IT outsourcing)
- Logistics businesses (3PL etc.)

Marubeni CORPORATION

LISTED COMPANY AWARD OF THE YEAR
東証上場会社表彰
Marubeni received
the Disclosure Award for 2007
from Tokyo Stock Exchange.

Outline of Financial Results for FY2007

April 30, 2008

Marubeni Corporation
(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Marubeni CORPORATION

Agenda

1. FY2007 Financial Highlights

(billions of yen)	FY01	FY02	FY03	FY04	FY05	FY06	FY07		FY08
						Yearly	Yearly Results	(variance)	Yearly Pros.
Total volume of trading transactions	8,972.2	8,793.3	7,902.5	7,936.3	8,686.5	9,554.9	10,631.6	(+1,076.7)	11,300.0
Gross trading profit	436.8	424.6	406.8	433.4	502.0	531.2	596.9	(+65.7)	650.0
SGA expenses	-392.1	-345.6	-326.6	-340.6	-350.3	-365.3	-393.4	(-28.1)	-425.0
Provision for doubtful accounts	-43.9	-5.7	-0.8	-6.3	-8.5	-0.9	-3.4	(-2.5)	-5.0
Operating profit	**0.8**	**73.4**	**79.4**	**86.5**	**143.2**	**165.0**	**200.2**	**(+35.1)**	**220.0**
Interest expense-net	-29.5	-23.5	-23.0	-19.8	-24.1	-32.7	-43.3	(-10.5)	-45.0
Dividends received	7.5	6.8	7.2	9.0	12.1	20.7	23.6	(+2.9)	20.0
Others	-142.7	-20.3	-3.4	-14.1	-29.7	-4.1	-20.0	(-15.9)	10.0
Equity in earnings (*)	-	-	-	25.7	31.6	44.9	55.7	(+10.8)	65.0
Income (losses) before income taxes (*)	-164.0	36.3	60.1	87.6	133.1	193.8	216.2	(+22.4)	270.0
Provision (benefit) for income taxes	67.7	-16.3	-35.7	-41.8	-47.5	-68.2	-60.5	(+7.7)	-95.0
Minority interests in income (loss) of consolidated subsidiaries	-1.2	-3.2	-3.0	-1.4	-5.4	-6.3	-8.4	(-2.1)	-10.0
Equity in earnings	-18.9	13.4	14.3	-	-	-	-	-	-
Loss from discontinued operations (after income tax)	-	-	-1.1	-2.9	-6.4	-	-	-	-
Net income/loss	**-116.4**	**30.3**	**34.6**	**41.2**	**73.8**	**119.3**	**147.2**	**(+27.9)**	**165.0**

*(note *) From FY2006 onwards, "Equity in earnings" will be included in "Income (losses) before income taxes". The figures for FY2004 and FY2005 have been revised accordingly.*

2. Net Income



(billions of yen)
Consolidated Net Income
Pros. at the start of fiscal year
180
160
140
120
100
80
60
40
20
<FY2007>
✓ Renewed a record high for the fifth consecutive fiscal year. Increase in six consecutive years.
✓ Achieved the two-year target of "G" PLAN, total 220.0 billion yen. (actual FY2006-2007 total : 266.6 billion yen)
34.6
41.2
73.8
119.3
147.2
165.0
+ 27.9 billion yen
23% up
+ 17.8 billion yen
12% up
Pros. at the start 33.0
Pros. at the start 37.0
Pros. at the start 60.0
Pros. at the start 100.0
Pros. at the start 135.0
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008 Prospects
"V"PLAN
"G"PLAN
SG2009

	FY2003	FY2004	FY2005	FY2006	FY2007	FY2008
<Dividends per share> *(interim dividend - inclusive)*	*JPY 3.0*	*JPY 4.0*	*JPY 7.0 (JPY 2.0)*	*JPY 10.0 (JPY 3.5)*	*JPY 13.0 (estimate) (JPY 6.0)*	*JPY 14.0 (plan) (JPY 7.0 -plan-)*

3. Adjusted Operating Profit*, Core Earnings incl. Interest Expense-net***, Core Earnings**

Marubeni CORPORATION

*Adjusted operating profit = Gross trading profit – SGA expenses
**Core earnings = Adjusted operating profit + Dividend income + Equity in earnings of affiliated companies (excluding restructuring costs)
***Core earnings including interest expense-net
= Adjusted operating profit - Interest expense-net + Dividend income + Equity in earnings of affiliated companies



(billions of yen)
350
300
250
200
150
100
50
0
<FY2007 Results>
✓Profit increase in Adjusted Operating Profit for four consecutive fiscal yeas, in Core Earnings for six consecutive fiscal years.
✓Each of these three indicators renewed its record high for the third consecutive fiscal year.
Adjusted Operating Profit
Core Earnings incl. Interest Expense-net
Core Earnings
80.2
78.6
103.0
95.0
107.7
129.7
151.8
171.3
195.4
165.9
198.7
234.8
203.5
239.6
282.9
225.0
265.0
310.0
FY2003
FY2004
FY2005
FY2006
FY2007
008 Prospect
“ V”PLAN
“ G”PLAN
SG2009

4. Balance Sheets

(billions of yen)	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008	Changes (from Mar. 2007)
Current Assets	2,487.6	2,202.1	2,080.0	2,093.4	2,168.6	2,502.6	2,607.9	(+105.3)
Investments/Fixed Assets	2,318.1	2,119.4	2,174.2	2,114.7	2,418.5	2,370.7	2,599.3	(+228.6)
Total Assets	4,805.7	4,321.5	4,254.2	4,208.0	4,587.1	4,873.3	5,207.2	(+333.9)
Short-term loans (*)	1,247.3	963.3	803.6	659.1	588.1	334.9	301.4	(-33.5)
Long-term interest bearing debt	1,937.6	1,781.6	1,651.3	1,627.3	1,678.8	1,943.5	2,140.9	(+197.4)
Interest-bearing debt	3,184.9	2,745.0	2,454.8	2,286.4	2,267.0	2,278.4	2,442.3	(+163.9)
(*) including current portion of long-term debt								
Net interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4	1,843.4	2,002.0	(+158.5)
Shareholders' equity	263.9	260.1	393.0	443.2	663.8	745.5	779.8	(+34.3)
Net D/E ratio (times)	10.3 times	8.7 times	5.01 times	4.12 times	2.83times	2.47times	2.57times	(+0.1points)
Equity Ratio (%)	5.5%	6.0%	9.2%	10.5%	14.5%	15.3%	15.0%	(-0.3points)
Current Ratio (%)	101.9%	104.6%	105.9%	111.2%	110.6%	133.1%	136.5%	(+3.4points)
ROA (%)	-	0.66%	0.81%	0.97%	1.68%	2.52%	2.92%	(+0.40points)
ROE (%)	-	11.57%	10.59%	9.87%	13.33%	16.94%	19.31%	(+2.37points)

5. Total Assets and ROA

Marubeni CORPORATION

✓ *Targets achieved for both total assets and ROA, in line with asset enhancement and improvement of asset efficiency along with profitability due to aggressive investments in the strategic fields.*



"V"PLAN
"G"PLAN
(billions of yen)
(%)
5,500
5,000
4,500
4,000
3,500
3,000
3.0
2.5
2.0
1.5
1.0
0.5
0.0
"G"PLAN target for total assets : 5 trillion yen
4,254.2
4,208.0
4,587.1
4,873.3
5,207.2
2.52 %
2.92 %
2%
Total Assets
ROA
Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Mar. 2008

6. Shareholders' Equity & Net D/E Ratio



"V"PLAN
"G"PLAN
(billions of yen)
(times)
800
700
600
500
400
300
200
100
0
6
4
2
0
5.01times
Net D/E ratio
4.12times
2.83times
2.47times
2.57times
393.0
443.2
663.8
745.5
779.8
Shareholders' equity
"G[redacted] target for [redacted] ratio : 2.0 [redacted]ange
✓ Maintained the target of 2.0 times range, though net interest-bearing debt increased because of expanded new investments.

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008
Shareholders' equity (Y bn)	393.0	443.2	663.8	745.5	779.8
Net Interest-bearing debt (Y bn)	1,969.3	1,823.9	1,876.4	1,843.4	2,002.0
Net D/E ratio	5.01times	4.12times	2.83times	2.47times	2.57times

7. Shareholders' Equity & Net Risk Assets



"V"PLAN
"G"PLAN
(billions of yen)
800
700
600
500
400
300
200
100
0
625.6
584.7
572.6
642.5
708.3
393.0
443.2
663.8
745.5
779.8
Net risk asset
Shareholders' equity
✓ Net Risk Asset is kept managed within the range of shareholders' equity, though it has increased along with the growing total assets.

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008
□ Shareholders' equity (Y bn) ①	393.0	443.2	663.8	745.5	779.8
□ Net risk asset (Y bn) ②	625.6	584.7	572.6	642.5	708.3
①-②	-232.6	-141.5	91.2	103.0	71.5

8. New Investments

To establish an earnings structure base for sustainable growth, management resources were actively allocated to strategic business fields. Total amount of investments and loans made during 2-year "G" PLAN period exceeded 600 Billion Yen.

"G" PLAN Target		"G" PLAN Summery	
Investment Planned 5-600 Billion Yen		**Investments and loans: Approx. 600 Billion Yen**	
Fields that further reinforce the Group's robust business platform (50%)	*Energy & Natural Resource Development*	270 Billion Yen (45%)	*Participation in Uranium Project (Kazakhstan), Acquisition and development of Coal mine (Australia), Participation in LNG project (Peru), Participation in Oil Refinery project (Qatar), Development of LNG project (Equatorial Guinea)*
	Overseas Independent Power Producer Projects (IPP)		*IPP projects (Philippines, Indonesia, Taiwan), IWPP project (Qatar, UAE), Integrated utilities (the Caribbean region)*
Fields that further expand and develop Marubeni's solid profit base (30%)	*Foods & Agri-Marine Products*	210 Billion Yen (35%)	*Investment in food retailing business (DAIEI), Bakery business (China), Alliance with Brazilian grain distributor Agrenco*
	Pulp, Paper & Chemicals		*Containerboard manufacturer (China), Wood chips producer (Brazil), Paper distribution (USA)*
	Machinery & Plant		*Water utility business(Chile), Loan arrangements to PDVSA (Venezuela), Construction machinery distributorship (Russia, Vietnam, Philippines, Mexico), Automobile distributorship(Australia, USA)*
Fields that target the creation of new businesses (20%)	*Financial Services*	120 Billion Yen (20%)	*Automobile leasing business (USA), Machinery leasing business (USA), Freight railcar leasing business(USA), Trailer leasing business (Canada), Real estate complex development*
	Environment, Health-care and other new businesses		*Biomass Power Producer business (USA), Solar energy business*

9. The Roundup of "G"PLAN (as of March 2008)

Profitability

Consolidated Profit After Taxes

220 billion yen
Total for 2 years

Total for 2 years
266.6 billion yen
Attainment of 121% of the target

Risk Return

10%+

As of March 31, 2008
20.8%
※FY 2006 18.6%

ROA

2%+

As of March 31, 2008
2.92%
※FY 2006 2.52%

Stability

Shareholders' Equity

820 billion yen

As of March 31, 2008
779.8 billion yen

Risk Assets

approximately
750 billion yen

As of March 31, 2008
708.3 billion yen

Consolidated Net D/E Ratio

2.0 s

As of March 31, 2008
2.57 times

Scale

Total Assets

5,000 billion yen

As of March 31, 2008
5,200 billon yen

Investment

5~600 billion yen
Total for 2 years

Approx.
600.0 billion yen

10. Business Portfolio & Earnings Structure

Net Income


Consumer Products
6%
Textile
Development & Construction
Agri-Marine Products
Iron & Steel
Strategies and Coordination
Chemicals
Forest Products & General Merchandise
Energy
Resources
41%
Metals & Mineral Resources
Transportation & Industrial Machinery
Plant, Ship & Infrastructure
Information & Communication
24%
Machinery
Non-resources**
JPY 84.3 bn
23%
Materials
FY2007 Yearly
JPY 147.2 bn
Resources
JPY 61.1 bn
Consumer Products
13%
Materials
22%
FY2006 Yearly
JPY 119.3 bn
Resources
JPY 56.6 bn
Resources
47%
Non-resources**
JPY 68.6 bn
Machinery
17%

Total Assets


Resources
21%
Consumer Products
22%
March 2008
JPY 5,207.2 bn
Machinery
27%
17%
Materials
20% Resources
Consumer Products
22%
March 2007
JPY 4,873.3 bn
24% Machinery
Materials 17%

Better-balanced Earnings Structure

*) Overseas Corporate Subsidiaries & Branches, Corporate & Eliminations, etc.

) **Non-resources represents total of Machinery, Materials, Consumer Products, and Overseas Corporate Subs

***) The chart for net income for FY2007 describes the image of earnings structure without Finance, Logistics & New Business Div. (-6.0 billion yen)

Marubeni CORPORATION

11. Cash Flows


(billions of yen)
350
300
250
200
150
100
50
0
-50
-100
Net cash provided by investing activities
Net cash provided by operating activities
201.6
58.0
Depreciation n amortization
54.3
Net income
34.6
259.5
Free C/F
173.8
46.0
Depreciation n amortization
64.4
Net income
41.2
219.9
Free C/F
133.4
Depreciation amortization
72.7
Net income
73.8
-193.8
Free C/F
-60.4
Depreciation n amortization
101.1
152.1
Net income
119.3
-135.1
16.9
Free C/F
235.3
Depreciation amortization
96.4
Net income
147.2
-306.9
Free C/F
-71.6
FY2003
FY2004
FY2005
FY2006
FY2007
"V"PLAN
"G"PLAN

12. Number and Net Profits & Losses of Group Firms


Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Mar. 2008
Net Profit/Loss (billions of yen)
Surplus amount
Deficit amount
Net profit/loss
Profit-making firm ratio
Profit-making firm ratio (%)
200
150
100
50
0
-50
80.0%
70.0%
60.0%
77.7%
80.4%
78.0%
79.6%
80.6%
63.8
21.4
-42.4
92.7
47.2
-45.5
120.9
79.4
-41.5
142.4
115.7
-26.7
168.0
130.4
-37.7

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008
Number of profit-making firms	390	422	433	352	362
Number of loss-making firms	112	103	122	90	87
Total number of consolidated group firms	**502**	**525**	**555**	**442**	**449**
Profit-making firm ratio	**77.7%**	**80.4%**	**78.0%**	**79.6%**	**80.6%**

※ The number of subsidiaries and affiliated companies represents companies which the Company directly consolidates or to which the Company applies the equity method. Companies consolidated by subsidiaries are excluded from this number.

13. Trends in Company Ratings


Rating Agency
FY01 FY02 FY03 FY04 FY05 FY06 FY07
Moody's Japan
Ba2 ↘ Baa3 ↘ B1
B1
B1 ↗ Ba2
Ba2
Ba2 ↗ Baa3
Baa3
Baa3 ↗ Baa2
July 3, 2007
Baa3 → Baa2
upgraded
Standard & Poor's
–
–
B+ ↗ BB-
BB- ↗ BB
BB ↗ BBB-
BBB-
BBB- ↗ BBB
Mar.28, 2008
BBB- → BBB
Japan Credit Rating Agency (JCR)
A ↘ A- ↘ BBB+
BBB+
BBB+
BBB+ ↗ A-
A-
A- ↗ A
A
Aug.23,2006 A- → A
Rating & Investment Information Inc. (R&I)
BBB+ ↘ BBB-
BBB- ↘ BB+
BB+
BB+ ↗ BBB-
BBB-
BBB- ↗ BBB ↗ BBB+
BBB+ ↗ A-
Jun. 9, 2006
BBB- → BBB
Jan. 29, 2007
BBB → BBB+
Dec. 13,2007
BBB+ → A-
01/4M 01/10M 02/4M 02/10M 03/4M 03/10M 04/4M 04/10M 05/4M 05/10M 06/4M 06/10M 07/4M 07/10M

<Changes during the period of "G" PLAN>

- In FY2006, R&I upgraded the long-term rating on Marubeni by 2 notches, from BBB- to BBB+. JCR upgraded Marubeni by 1 notch from A- to A. Both recovered the pre-"A" PLAN level.
- In July 2007, Moody's upgraded the rating on Marubeni to Baa2, by 1 notch from Baa3. In December 2007, R&I upgraded the rating on the Company to A- from BBB+. Then in March 2008, S&P upgraded the rating on the Company to BBB from BBB-.

Marubeni CORPORATION

◇ Operating Segment Information ◇

(Note) *Effective April 1, 2006, performance evaluation of operating segments is managed based on US GAAP.*

Marubeni CORPORATION

I.(1) Net Income by Segment (FY2005 - FY2007)


(billions of yen)
40
35
30
25
20
15
10
5
0
-5
-10
Left : FY05 actual
Middle : FY06 actual
Right : FY07 actual
5.8
10.1
10.2
-1.6
-2.4
2.1
0.4
9.6
11.5
3.7
1.4
5.6
26.7
31.6
38.9
16.1
24.9
22.2
7.6
10.0
15.0
5.8
6.4
11.0
2.6
1.7
4.8
0.4
2.5
4.1
1.1
3.2
2.6
4.0
4.6
-6.0
17.0
14.9
16.5
4.0
6.8
7.0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Power Projects
Plant, Ship & Infrastructure Projects
Information & Communica-tion
Development & Construction
Finance, Logistics & New Business
Iron & Steel Strategies & Coordination
Overseas Corporate Subsidiaries

I.(1) Net Income by Segment (FY2007 - FY2008 Pros.) <by reorganized segment>


(billions of yen)
40
35
30
25
20
15
10
5
0
-5
Left : FY07 actual
Right : FY08 Prospect
10.4
12.5
4.1
4.5
9.7
11.5
5.6
6.0
38.9
40.0
22.2
27.0
14.1
11.0
11.5
13.0
5.5
8.5
2.6
4.0
-1.9
7.5
16.5
14.5
7.0
8.5
Food
Lifestyle
Forest Products
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Power Projects & Infrastructure
Plant, Ship & Industrial Machinery
Real Estate Development
FT, LT, IT & Innovative Business
Iron & Steel Strategies and Coordination Dept.
Overseas Corporate Subsidiaries
FY2008 Assumptions of the Yearly Prospects and Price Sensitivity
<estimated>
①Foreign Exchange Rate 100 YEN/USD
1YEN/USD fluctuation raises or lowers consolidated net income by approx.600-700mil yen. (on yearly basis)
②Oil (North Sea Brest) USD 85/Barrel
USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 600 mil yen. (on yearly basis)
③Copper USD 7,000/MT
USD100/MT fluctuation raises or lowers consolidated net income by approx. 300 mil yen. (on yearly basis)

Note) ☐ ··· The figures are altered to apply to the new divisional organization for FY2008, on the basis of the results for FY2007.

Marubeni CORPORATION

I. Total Assets by Operating Segment


(billions of yen)
700
600
500
400
300
200
100
0
March 31 2007
March 31 2008
549.2
624.3
131.8
113.1
538.4
528.6
201.7
223.1
688.6
642.0
280.0
333.8
310.4
327.1
391.0
637.5
342.8
326.1
116.5
152.5
265.6
301.6
118.5
101.1
101.6
105.1
413.4
536.7
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Power Projects
Plant, Ship & Infrastructure Projects
Information & Communication
Development & Construction
Finance, Logistics & New Business
Iron & Steel Strategies & Coordination
Overseas Corporate Subsidiaries

II. Segmental Information (1) <Agri-Marine Products>

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	72.4	89.0	(+16.6)	-
Adjusted Operating Profit	14.8	21.3	(+6.5)	-
Equity in earnings (losses) of affiliated companies	2.3	1.4	(-0.9)	
Core Earnings	18.1	23.8	(+5.7)	-
Net Income	10.1	10.2	(+0.1)	12.5
Total Assets	549.2	624.3	(+75.1)	-

Segment Core Earnings


(billions of yen)
30
25
20
15
10
5
0
-5
12.0
10.3
12.7
18.1
23.8
FY2003
FY2004
FY2005
FY2006
FY2007

Segment Net Income


(billions of yen)
15
10
5
0
-5
7.0
1.2
5.8
10.1
10.2
FY2003
FY2004
FY2005
FY2006
FY2007

FY2007 Highlights

- *Gross trading profit increased due to profit increase in grain business and a food distributive group firm which became a subsidiary. Net income increased slightly while gains on Daiei stock was posted in the previous year.*
- *With regard to the upstream strategy, Marubeni implemented measures for grain producing regions in North and South America and attained sales expansion for European and Middle Eastern markets amid sharply rising grain prices due to tightening supply and demand in the global market.*
- *Concerning the domestic logistics strategy, the Group promoted the capital and business alliances signed with The Daiei, Inc./AEON Co., Ltd. and launched a supply of raw materials for some private brand products, including grapefruit juice.*

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Marubeni Nisshin Feed Co., Ltd. (Manufacture of compound feed)	Subsidiary	60.0%	1.2	0.8
Pacific Grain Terminal Ltd. (Grain warehousing, stevedoring and transportation)	Subsidiary	77.0%	0.7	0.9
Marubeni Chikusan Corporation (Marketing of livestock, meats and processed products)	Subsidiary	100.0%	-2.4	1.1
The Nisshin OilliO Group, Ltd. (Seed crushing and sales of edible oils, fine chemicals and healthy food products)	Affiliate	15.1%	(please see the note below)	
The Daiei, Inc. (Supermarket chain)	Affiliate	29.4%	(please see the note below)	
Tobu Store Co., Ltd. (Supermarket chain)	Affiliate	30.2%	(please see the note below)	
The Maruetsu, Inc. (Supermarket chain)	Affiliate	31.0%	(please see the note below)	
Toyo Sugar Refining Co., Ltd. (Sugar refining)	Affiliate	39.3%	(please see the note below)	

(Note) We are not able to mention the financial results of these listed companies.

II. Segmental Information (2) <Textile>

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	24.8	23.6	(-1.2)	As of April 1, 2008, this operating segment has been reorganized
Adjusted Operating Profit	1.6	3.9	(+2.3)	
Equity in earnings (losses) of affiliated companies	-2.3	-0.1	(+2.2)	
Core Earnings	-0.6	3.9	(+4.5)	
Net Income	-2.4	2.1	(+4.5)	
Total Assets	131.8	113.1	(-18.6)	

FY2007 Highlights

- *Gross trading profit declined due to shrinkage of profit in apparel products and materials. However, net profit for the period increased year-on-year, because of the impact of the restructuring cost posted in the previous year.*



(billions of yen)
Segment Core Earnings
30
25
20
15
10
5
0
-5
4.5
5.0
2.1
-0.6
3.9
FY2003
FY2004
Fy2005
FY2006
FY2007



(billions of yen)
Segment Net Income
15
10
5
0
-5
1.8
2.6
-1.6
-2.4
2.1
FY2003
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Marubeni Fashion Link, Ltd. (Wholesale of fabrics, textile products, and fashion accessories)	Subsidiary	100.0%	0.4	0.5

II. Segmental Information (3) <Forest Products & General Merchandise>

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	54.2	56.3	(+2.1)	As of April 1, 2008, this operating segment has been reorganized.
Adjusted Operating Profit	21.9	23.0	(+1.1)	
Equity in earnings (losses) of affiliated companies	1.1	2.5	(+1.4)	
Core Earnings	23.5	26.1	(+2.6)	
Net Income	9.6	11.5	(+1.9)	
Total Assets	538.4	528.6	(-9.8)	

(billions of yen) **Segment Core Earnings**


30
25
20
15
10
5
0
-5
13.1
14.5
17.5
23.5
26.1
FY2003
FY2004
FY2005
Fy2006
FY2007

(billions of yen) **Segment Net Income**


15
10
5
0
-5
6.3
7.5
0.4
9.6
11.5
FY2003
FY2004
FY2005
FY2006
FY2007

FY2007 Highlights

- *Despite profit decline in industrial paper products and a subsidiary dealing building materials, gross trading profit increased due to brisk overseas pulp and chip business. Segmental net income improved owing to swollen equity in earnings from overseas pulp manufacturer along with the growth in gross trading profit.*
- *In the paper pulp business, the Group strived to further expand the value chain by securing excellent tree planting resources, facilitating stable operation, and bolstering earnings capability of pulp plants. In addition, the Group focused its efforts on boosting trade in the overseas markets such as sale of pulp to China, where growth continues and sales of printing papers for U.S.*
- *Sales of rubber products including tire and conveyor belt remained firm, supported by global increases in demand.*

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Marubeni Pulp & Paper Sales Co., Ltd. (Wholesale of all types of paper)	Subsidiary	88.5%	0.6	0.6
Koa Kogyo Co., Ltd. (Manufacture of corrugating medium and printing paper)	Subsidiary	80.0%	1.1	0.0
Marubeni Building Materials Co., Ltd. (Wholesale of wood products and construction materials)	Subsidiary	100.0%	0.9	-1.3
Fukuyama Paper Co., Ltd. (Manufacture of corrugating medium and paper tube materials)	Subsidiary	55.0%	0.5	0.5
MUSI Pulp Project (Afforestation, production and sales of pulp in Indonesia)	Subsidiary	TEL 85.1% MHP 60.0%	0.2	3.1
Marusumi Paper Co., Ltd. (Manufacture and sales of printing paper and pulp)	Affiliate	32.2%	0.6	0.1
WA Plantation Resources (Wood chip export and plantation)	Affiliate	50.0%	0.3	0.3
Daishowa-Marubeni International (Manufacture and sales of pulp in Canada)	Affiliate	50.0%	0.1	1.4

II. Segmental Information (4) <Chemicals>

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	30.0	30.5	(+0.5)	-
Adjusted Operating Profit	8.0	9.4	(+1.4)	-
Equity in earnings (losses) of affiliated companies	-0.2	0.6	(+0.8)	
Core Earnings	9.0	13.2	(+4.2)	-
Net Income	1.4	5.6	(+4.2)	6.0
Total Assets	201.7	223.1	(+21.4)	-


(billions of yen)
Segment Core Earnings
30
25
20
15
10
5
0
-5
6.1
8.5
9.1
9.0
13.2
FY2003
FY2004
FY2005
FY2006
FY2007


(billions of yen)
Segment Net Income
15
10
5
0
-5
3.3
4.5
3.7
1.4
5.6
FY2003
FY2004
FY2005
FY2006
FY2007

FY2007 Highlights

- *In spite of disposal of an agricultural material-related subsidiary, gross trading profit increased due to the effect of profit increase in inorganic, agricultural and basic chemicals. Net income increased in connection with these profit increase and also with a valuation loss on electronic materials-related investment posted in the previous year.*
- *In the petrochemical field, the Group pressed ahead with reinforcement of logistics including further buildup of the dedicated tanker fleet for ethylene amid increased freight movement against the backdrop of firm market conditions, mainly in Asian markets, and business transactions, notably for olefins, were expanded.*
- *In the field of inorganic and agrichemical products, Marubeni expanded business transactions, mainly for sulfur, and agrichemicals distributors overseas are steadily boosting earnings.*

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Marubeni Plax Corporation (Sales and foreign trade of plastic products and resin)	Subsidiary	100.0%	0.6	0.5
Marubeni Chemix Corporation (Sales and foreign trade of organic chemicals and specialty chemicals)	Subsidiary	100.0%	0.4	0.6

II. Segmental Information (5) <Energy>

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	85.5	89.2	(+3.7)	-
Adjusted Operating Profit	55.1	57.6	(+2.5)	-
Equity in earnings (losses) of affiliated companies	0.8	0.6	(-0.2)	
Core Earnings	68.5	71.1	(+2.6)	-
Net Income	31.6	38.9	(+7.2)	40.0
Total Assets	688.6	642.0	(-46.7)	-

Segment Core Earnings


(billions of yen)
80
60
40
20
0
15.2
27.9
49.3
68.5
71.1
FY2003
FY2004
FY2005
FY2006
FY2007

Segment Net Income


(billions of yen)
40
30
20
10
0
10.1
159
26.7
31.6
38.9
FY2003
FY2004
FY2005
FY2006
FY2007

FY2007 Highlights

- *Gross trading profit increased mainly in concession business. Net income for the period was pushed up by gains on fixed assets and marketable securities.*
- *With regard to the energy-resource development business, Marubeni displayed progress, including succeeding in large-scale exploration in the British North Sea, participating in LNG projects in Peru, and starting shipments in an LNG project in Equatorial Guinea.*
- *In the trading field, Marubeni successfully started offtaking crude oil for the Japanese market based on the loan agreement and the master offtake agreement that it had concluded with Venezuela's state-owned oil company.*

<Oil price (actual for January to December 2007)>
North Sea Brent US$73/BBL (US$66/BBL for the year-earlier period)
<Effect on earnings of price fluctuation>
Oil Gas(North Sea Brent)
⇒US$1/BBL fluctuation raises or lowers consolidated net income by approximately 600 mil yen. (on yearly basis)

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Total of energy concession business (Oil and gas development and production)	Subsidiary	100.0%	18.4	19.3
Marubeni LNG International (Investment in the Qatargas LNG Project)	Subsidiary	100.0%	12.0	11.7
MIECO (Petroleum trading primarily in North America and the Pacific Rim)	Subsidiary	100.0%	1.0	1.4
SHENZHEN SINO-BENNY (Import and sales of LPG in China)	Affiliate	49.0%	0.7	0.7

II. Segmental Information (6) <Metals & Mineral Resources>

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	18.2	19.1	(+0.9)	-
Adjusted Operating Profit	7.9	8.2	(+0.3)	-
Equity in earnings (losses) of affiliated companies	16.5	16.7	(+0.2)	
Core Earnings	25.6	25.9	(+0.3)	-
Net Income	24.9	22.2	(-2.7)	27.0
Total Assets	280.0	333.8	(+53.8)	-

(billions of yen)

Segment Core Earnings



30
25
20
15
10
5
0
-5
6.1
13.1
23.4
25.6
25.9
FY2003
FY2004
FY2005
FY2006
FY2007

(billions of yen)

Segment Net Income



30
20
10
0
4.3
9.8
16.1
24.9
22.2
FY2003
FY2004
FY2005
FY2006
FY2007

FY2007 Highlights

- *Earnings remained robust in the period under review due to factors such as copper prices remaining at high levels, steady operation in Los Pelambres copper mine in Chile, and favorable performance of coal operations in Australia and overseas aluminum refinery operations.*
- *Marubeni purchased just over 10% of the shares in Resource Pacific Holdings Limited of Australia and acquired a third of the shares in Queensland Coal Mine Management Pty Ltd. in Australia.*
- *In the new energy field, Marubeni took a stake in Link Energy in Australia and concluded a memorandum of understanding with the company for promoting the project of underground gasification of coal.*

<Copper price (actual for January to December 2007)>
LME US$7,126/ton (US$6,731/ton for the year-earlier period)
<Effect on earnings of price movements>
Copper ⇒LME US$100/ton fluctuation raises or lowers consolidated net income by approximately 300 mil yen (on yearly basis)

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Marubeni Coal (Investment in coal business in Australia)	Subsidiary	100.0%	4.2	2.4
Marubeni Aluminium Australia (Investment in aluminum business in Australia and sales of aluminum ingots)	Subsidiary	100.0%	0.9	1.1
Nippon LP Resources (Investment in Los Pelambres copper mine in Chile)	Affiliate	35.0%	14.8	14.1

II. Segmental Information (7) <Transportation & Industrial Machinery>

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	55.5	57.4	(+1.9)	As of April 1, 2008, this operating segment has been reorganized.
Adjusted Operating Profit	14.2	16.1	(+1.9)	
Equity in earnings (losses) of affiliated companies	3.2	4.5	(+1.4)	
Core Earnings	17.9	21.6	(+3.7)	
Net Income	10.0	15.0	(+5.0)	
Total Assets	310.4	327.1	(+16.8)	

(billions of yen) **Segment Core Earnings**


30
25
20
15
10
5
0
-5
(note)
17.8
17.9
21.6
FY2003
FY2004
FY2005
FY2006
FY2007

(billions of yen) **Segment Net Income**


20
15
10
5
0
-5
(note)
7.6
10
15
FY2003
FY2004
FY2005
FY2006
FY2007

FY2007 Highlights

- *Gross trading profit increased mainly in construction machinery. In addition, increase in equity in earnings from construction and agricultural machinery business and reduced income tax for construction machinery-related business caused an improvement in net income.*
- *In the aerospace and defense fields, development investment in aircraft engines stably contributed to boosting of earnings, as well as successfully imported and sold jet airliners that were made in Brazil and engine made in England, and delivery of large-size helicopters that were made in Europe progressed steadily.*
- *In the fields of automobiles, automobile facilities, construction machinery, and agricultural machinery, exports and sale of automobiles and automobile production facilities to the Middle East and Asia remained strong.*

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Marubeni Aviation Services (Investment in aircraft engine development programs and leasing of aircraft)	Subsidiary	100.0%	2.7	2.8
Marubeni Auto Investment (UK) (Sales and service of vehicles)	Subsidiary	100.0%	0.7	0.8
Marubeni Aerospace (Sales and import of aircraft, engines, onboard equipment, satellites and those parts)	Subsidiary	100.0%	0.5	0.5

(Note) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (8) <Power Projects>

Marubeni CORPORATION

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	27.6	38.7	(+11.1)	As of April 1, 2008, this operating segment has been reorganized.
Adjusted Operating Profit	9.5	18.4	(+8.9)	
Equity in earnings (losses) of affiliated companies	3.9	7.1	(+3.2)	
Core Earnings	13.5	25.6	(+12.1)	
Net Income	6.4	11.0	(+4.7)	
Total Assets	391.0	637.5	(+246.5)	



(billions of yen)
Segment Core Earnings
30
25
20
15
10
5
0
-5
(note 1)
10.5
13.5
25.6
FY2003
FY2004
FY2005
FY2006
FY2007



(billions of yen)
Segment Net Income
15
10
5
0
-5
(note 1)
5.8
6.4
11.0
FY2003
FY2004
FY2005
FY2006
FY2007

FY2007 Highlights

- *Gross trading profit increased with contribution from overseas EPC projects and newly consolidated overseas IPP subsidiary.*
- *Net income increased due to business disposal gain and increased equity in earnings, despite a reversal of the provision for doubtful accounts posted in the same period the previous year.*
- *In the IPP field, Marubeni acquired the power-generating assets of Mirant Caribbean Holdings in the Caribbean region and Ever Power IPP in Taiwan, in addition to acquiring the right to build, own, and operate Fujirah and Taweelah power and water businesses in the United Arab Emirates.*
- *EPC field, Marubeni received orders to construct a combined thermal power plant in Gunsan, Korea, and for Muara Tawar Gas Fired Power Plant Extension Project for Indonesia's state-owned electric power company.*

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Axia Power Holdings (Holding company of overseas power assets)	Subsidiary	100.0%	5.1	8.1 (note 2)
Sithe Korea (Holding company of overseas power assets)	Subsidiary	100.0%	1.1	2.3
PPN Power (India) (IPP in India)	Affiliate	26.0%	0.7	0.7
TAPAL ENERGY (Sales of diesel-generated electricity produced in Pakistan)	Affiliate	40.0%	0.6	0.6
Uni-Mar Enerji (IPP in Turkey)	Affiliate	33.3%	1.9	1.3

(Note 1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note 2) The Company's interest on San Roque Power of 42.45% is included.

II. Segmental Information (9) <Plant, Ship & Infrastructure Projects>

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	17.7	20.1	(+2.4)	As of April 1, 2008, this operating segment has been reorganized.
Adjusted Operating Profit	3.3	4.2	(+0.8)	
Equity in earnings (losses) of affiliated companies	1.0	3.2	(+2.2)	
Core Earnings	7.0	7.7	(+0.7)	
Net Income	1.7	4.8	(+3.1)	
Total Assets	342.8	326.1	(-16.7)	

(billions of yen) **Segment Core Earnings**


30
25
20
15
10
5
0
-5
(note)
5.6
7.0
7.7
FY2003
FY2004
FY2005
FY2006
FY2007

(billions of yen) **Segment Net Income**


15
10
5
0
-5
(note)
2.6
1.7
4.8
FY2003
FY2004
FY2005
FY2006
FY2007

FY2007 Highlights

- *Gross trading profit increased through buoyant sales in ship business as well as the effect of newly consolidated leasing company. Since a restructuring loss from Central American Project was posted in the previous year, net income increased for the period under review.*
- *In plant operations, Marubeni received orders to construct a cement plant for CIS and hot-rolling facilities for an iron works in India. In addition, Marubeni concluded an agreement on emission-trading in China in a project to construct a hydraulic power generation plant.*
- *In the infrastructure business, Marubeni received orders to develop the trans-Bosporus railroad for Turkey and deliver trains to Malaysia.*
- *Marubeni's ship business remained strong thanks to an accumulation of orders for building new ships for customers in Japan, Asia, and Europe on the strength of robust marine transportation market conditions.*

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Midwest Railcar Corporation (Carriage car leasing business in the States)	Subsidiary	100.0%	0.0	0.5
Aguas Decima S.A. (Water-supply business in City of Valdivia in the tenth state in Chile)	Subsidiary	100.0%	0.1	0.4

(Note) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

Marubeni CORPORATION

II. Segmental Information (10) <Information & Communication>

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	28.1	32.1	(+4.0)	As of April 1, 2008, this operating segment has been reorganized.
Adjusted Operating Profit	1.9	2.3	(+0.4)	
Equity in earnings (losses) of affiliated companies	-0.4	-0.6	(-0.2)	
Core Earnings	1.5	1.7	(+0.2)	
Net Income	2.5	4.1	(+1.6)	
Total Assets	116.5	152.5	(+36.0)	

FY2007 Highlights

- Gross trading profit increased owing to a PC sales subsidiary. In addition, reduced income taxes pushed net income upward.
- Marubeni realigned its group companies with a view to expand earnings in the future. For example, it carried out a merger between Marubeni Information Systems Co., Ltd. and Marubeni Solutions Corporation and converted Marubeni Infotec Corporation and Marubeni Telecom Co., Ltd. into wholly-owned subsidiaries.
- Earnings of the VECTANT Group, one of Marubeni's subsidiaries, remained strong, mainly in the field of enterprise networking services.

(billions of yen)

Segment Core Earnings



30
25
20
15
10
5
0
-5
(note 1)
0.1
1.5
1.7
FY2003
FY2004
FY2005
FY2006
FY2007

(billions of yen)

Segment Net Income



15
10
5
0
-5
(note 1)
0.4
2.5
4.1
FY2003
FY2004
FY2005
FY2006
FY2007

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Marubeni Information Systems Co., Ltd. (Operation and development of information and communication systems)	Subsidiary	100.0%	0.7	0.1 (note 2)
Vectant (Internet access service, ASP and iDC service provider)	Subsidiary	99.95%	0.6	3.9
Global Access Ltd. (Providing international/domestic combined bandwidth via own fiber-optic cable)	Subsidiary	99.95%	-0.2	0.6
Marubeni Telecom Co., Ltd. (Sales of telecommunications services and equipment, IT solutions and mobile contents)	Subsidiary	100.0%	0.6	0.6

(Note 1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note 2) As Marubeni Information Systems merged with Marubeni Solution during FY2007, net income for FY2006 is the total figure of the two companies.

Marubeni CORPORATION

II. Segmental Information (11) <Development & Construction>

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	31.5	31.3	(-0.2)	-
Adjusted Operating Profit	14.8	14.1	(-0.7)	-
Equity in earnings (losses) of affiliated companies	0.5	0.1	(-0.5)	-
Core Earnings	15.4	14.4	(-1.0)	-
Net Income	3.2	2.6	(-0.6)	4.0
Total Assets	265.6	301.6	(+36.0)	-



(billions of yen)
Segment Core Earnings
30
25
20
15
10
5
0
-5
7.1
11.1
12.7
15.4
14.4
FY2003
FY2004
FY2005
FY2006
FY2007



(billions of yen)
Segment Net Income
15
10
5
0
-0.2
-11.4
1.1
3.2
2.6
FY2003
FY2004
FY2005
FY2006
FY2007

FY2007 Highlights

- Both gross trading profit and net income declined for this period, effected by profit from a large-scale project posted in the same period the previous year, in spite of gain on sales of real estate for investment and profit increase in a group firm in China.
- In the domestic sales of condominiums, units selling particularly well included those in the Tokyo metropolitan region such as an upscale condominium in the urban district called Grand-Suite Rokubancho (in Chiyoda-ku, Tokyo) and a superhigh-rise condominium called Canal First Tower (in Koto-ku, Tokyo).
- In the overseas markets, Marubeni launched development of complex facilities in Tianjin and Shenyang in alliance with the Sun Wah Group in Hong Kong, in addition to sale of condominiums in Shanghai, China, which remains strong.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Shanghai House Property Dev. (Development of housing estates for local residents in Shanghai)	Subsidiary	60.0%	0.6	0.9
Marubeni Community Co., Ltd. (Property management of condominiums, buildings and commercial complexes)	Subsidiary	99.95%	0.4	-0.4
Marubeni Real Estate Co., Ltd. (Development and leasing of real estate)	Subsidiary	100.0%	0.2	0.4

II. Segmental Information (12) <Finance, Logistics & New Business>

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	9.9	9.7	(-0.2)	As of April 1, 2008, this operating segment has been reorganized.
Adjusted Operating Profit	0.5	-0.7	(-1.2)	
Equity in earnings (losses) of affiliated companies	0.7	1.4	(+0.7)	
Core Earnings	2.5	1.8	(-0.7)	
Net Income	4.6	-6.0	(-10.6)	
Total Assets	118.5	101.1	(-17.4)	

(billions of yen) **Segment Core Earnings**


30
25
20
15
10
5
0
-5
-0.1
1.0
1.7
2.5
1.8
FY2003
FY2004
FY2005
FY2006
FY2007

(billions of yen) **Segment Net Income**


15
10
5
0
2.5
4.0
4.0
4.6
-6.0
FY2003
FY2004
FY2005
FY2006
FY2007

FY2007 Highlights

- *Net income for the period turned to be negative due to loss on fund management transaction in an European financial subsidiary.*
- *In the logistics field, overseas container terminal business, notably in Thailand, remained firm.*
- *In insurance operations, Marubeni took a stake in a small amount and short-term insurance company (mini-insurance company) that sells an insurance to cover expenses to assist earthquake victims, with a view to making a full-scale entry into the insurance underwriting market.*
- *In the field of new business, Marubeni proactively developed businesses such as receiving orders for emission trading for NEDO and carrying out small-lot spot trading through the emission trading platform.*

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Marubeni International Finance (General finance operations)	Subsidiary	100.0%	1.3	-16.1
Marubeni Safenet Co., Ltd. (Insurance agency)	Subsidiary	100.0%	0.4	0.5
Marubeni Logistics Corporation (Total logistics services)	Subsidiary	100.0%	0.4	0.4

II. Segmental Information (13)

<Iron & Steel Strategies and Coordination, Overseas Corporate Subsidiaries & Branches >

Marubeni CORPORATION

<Iron & Steel Strategies and Coordination>

FY2007 Highlights

- Net income for the period increased due to increase in gross trading profit, and also due to valuation loss on marketable securities posted in the previous year.
- With regard to the overseas market conditions, while demand for steel products from energy-related sectors remains strong, there are lingering concerns such as sluggish market conditions for building materials in the U.S. and excess production of steel products in China.
- Marubeni-Itochu Steel Inc. promoted marketing activities with focus on demand expansion fields, centering around energy and automobile-related sectors, and maintained favorable earnings.

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	0.8	1.0	(+0.2)	-
Adjusted Operating Profit	-0.5	-0.3	(+0.2)	-
Equity in earnings (losses) of affiliated companies	17.8	17.4	(-0.4)	
Core Earnings	17.3	17.1	(-0.2)	-
Net Income	14.9	16.5	(+1.6)	14.5
Total Assets	101.6	105.1	(+3.5)	-

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Marubeni-Itochu Steel Inc. (Manufacture, processing, import, export and sales of steel products)	Affiliate	50.0%	16.8	16.9
Thai Cold Rolled Steel (Manufacture of cold-rolled steel sheet)	Affiliate	37.6%	0.7	0.5

< Overseas Corporate Subsidiaries & Branches >

FY2007 Highlights

- Gross trading profit as well as net income increased mainly in Marubeni America.
- Marubeni's U.S. subsidiaries maintained favorable performance, notably in Helena Chemical Company, which distributes agrichemicals and fertilizers, and recorded an all-time high profit on the strength of increased transactions due to newly acquired companies.
- Key local subsidiaries in Asia including China, South China Hong Kong, Taiwan, and Korea, demonstrated a generally favorable performance in line with their expanded trading volume in metal resources, chemical, and energy.

(billions of yen)	FY2006 Yearly	FY2007 Yearly	FY2007 Variance	FY2008 Yearly Pros.
Gross Trading Profit	84.2	103.0	(+18.8)	-
Adjusted Operating Profit	14.5	22.2	(+7.7)	-
Equity in earnings (losses) of affiliated companies	0.0	0.6	(+0.6)	
Core Earnings	16.5	23.7	(+7.2)	-
Net Income	6.8	7.0	(+0.2)	8.5
Total Assets	413.4	536.7	(+123.3)	-

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2006 (billions of yen)	FY2007 (billions of yen)
Marubeni America (Overseas corporate subsidiary in US)	Subsidiary	100.0%	3.8	6.1
Marubeni Europe (Overseas corporate subsidiary in Europe)	Subsidiary	100.0%	-0.2	-0.5

82-616

Financial Results for FY2007

Contents

3-31-07
AR/S

Consolidated Financial Results for FY2007

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

Consolidated Financial Results
for FY2007

Marubeni Corporation

1. Consolidated Balance Sheets

< Unaudited >

	Millions of yen		
	March 31 2008	March 31 2007	Variance
Assets			
Current assets:			
Cash and cash equivalents	¥ 402,281	¥ 414,952	¥ -12,671
Time deposits	38,058	20,010	18,048
Investment securities	9,477	26,693	-17,216
Notes and accounts receivable - trade:			
Notes receivable	87,621	107,930	-20,309
Accounts receivable	1,120,945	1,032,790	88,155
Due from affiliated companies	77,469	85,799	-8,330
Allowance for doubtful accounts	-13,347	-16,332	2,985
Inventories	474,512	420,533	53,979
Advance payments to suppliers	211,626	214,067	-2,441
Deferred income taxes	40,003	43,715	-3,712
Prepaid expenses and other current assets	159,291	152,435	6,856
Total current assets	2,607,936	2,502,592	105,344
Investments and long-term receivables:			
Affiliated companies	616,009	504,501	111,508
Securities and other investments	551,539	603,545	-52,006
Notes, loans and accounts receivable - trade	141,448	121,138	20,310
Allowance for doubtful accounts	-52,421	-51,337	-1,084
Property leased to others, at cost, less accumulated	173,014	171,115	1,899
Total investments and long-term receivables	1,429,589	1,348,962	80,627
Net property and equipment	798,779	731,452	67,327
Prepaid pension cost	7,334	21,642	-14,308
Deferred income taxes	91,910	53,088	38,822
Intangible fixed assets	116,546	86,654	29,892
Goodwill	58,292	35,794	22,498
Other assets	96,839	93,120	3,719
Total assets	¥ 5,207,225	¥ 4,873,304	¥ 333,921

Major Increase / Decrease

Assets

	(Billions of Yen)		
	March 08	**Variance from March 07**	
Cash and cash equivalents	402.3	- 12.7	Decrease mainly in Parent.
Term deposit	38.1	+ 18.0	Increase in both Parent and subsidiaries.
Marketabke securities	9.5	- 17.2	Decrease mainly in Parent.
Notes receivable	87.6	- 20.3	Decrease in both Parent and subsidiaries.
Accounts receivable	1,120.9	+ 88.2	Increase mainly in subsidiaries.
Inventories	474.5	+ 54.0	Increase mainly in subsidiaries.
Investments and long-term receivables from affiliated companies	616.0	+ 111.5	Increase mainly due to new investments.
Securities and other investments	551.5	- 52.0	Decrease mainly in Parent.
Long-term notes, loans and accounts receivable - trade	141.4	+ 20.3	Increase mainly in subsidiaries.
Tangible fixed assets	798.8	+ 67.3	Increase mainly due to new consolidation of affiliates and subsidiaries.
Prepaid pension cost	7.3	- 14.3	Decrease mainly in Parents
Intangible fixed asset	116.5	+ 29.9	Increase mainly due to new consolidation.
Goodwill	58.3	+ 22.5	Increase due to new investments and capital
Deferred income taxes (Assets) (Current/Fixed)	131.9	+ 35.1	Percentage in total Assets 16.9% (Mar. 2007: 13.0%)
Deferred income taxes (Liabilities) (Current/Fixed)	45.9	+ 11.3	
Deferred income taxes-net	86.0	+ 23.8	

Marubeni Corporation

1. Consolidated Balance Sheets (Continued)

< Unaudited >

	Millions of yen March 31 2008	March 31 2007	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 236,027	¥ 170,423	¥ 65,604
Current portion of long-term debt	65,353	164,485	-99,132
Notes and accounts payable-trade			
Notes and acceptances payable	177,071	210,151	-33,080
Accounts payable	833,421	762,520	70,901
Due to affiliated companies	62,444	52,288	10,156
Advance payments received from customers	208,182	204,489	3,693
Accrued income taxes	16,387	17,219	-832
Deferred income taxes	2,156	4,632	-2,476
Accrued expenses and other current liabilities	310,086	294,059	16,027
Total current liabilities	1,911,127	1,880,266	30,861
Long-term debt, less current portion	2,368,164	2,130,137	238,027
Employees' retirement benefits	23,622	12,075	11,547
Deferred income taxes	43,731	29,987	13,744
Minority interests in consolidated subsidiaries	80,817	75,385	5,432
Shareholders' equity:			
Paid-in capital	262,686	262,686	-
Capital surplus	158,461	155,905	2,556
Retained earnings	423,591	298,011	125,580
Accumulated other comprehensive income (loss)			
Unrealized gains on investment securities	50,463	102,899	-52,436
Currency translation adjustments	-53,609	-39,547	-14,062
Unrealized losses on derivatives	-18,410	-6,410	-12,000
Pension liability adjustment	-42,773	-27,603	-15,170
Cost of common stock in treasury	-645	-487	-158
Total shareholders' equity	779,764	745,454	34,310
Total liabilities and shareholders' equity	¥ 5,207,225	¥ 4,873,304	¥ 333,921

(Note) These financial statements are based on US GAAP.

Major Increase / Decrease

Liabilities

	(Billions of Yen)		
	March 08	**Variance from March 07**	
Short-term loans	236.0	+ 65.6	Increase in both Parent and subsidiaries.
Current portion of long-term debt	65.4	- 99.1	Decrease in debentures and loans.
Long-term interest-bearing debt, less current portion	2,140.9	+ 197.4	Increase in loans and debentures.
Short & long-term loans, debentures	2,442.3	+ 163.9	Effects of SFAS133: +13.1 (Variance from Mar. 2007 +10.6)
Net interest-bearing debt	2,002.0	+ 158.5	Net interest-bearing debt, excluding effects of SFAS133 1,988.8 (Variance from Mar. 2007 +147.9)
Notes payable	177.1	- 33.1	Decrease in both Parent and subsidiaries.
Accounts payable	833.4	+ 70.9	Increase mainly in subsidiaries.
Accrued expenses and other current liabilities	310.1	+ 16.0	Increase mainly in subsidiaries.
Employees' retirement benefit	23.6	+ 11.5	Increase mainly in Parent

Shareholders' equity

	March 08	**Variance from March 07**	
Total shareholders' equity	779.8	+ 34.3	

2. Financial Position

	March 08	**March 07**
Ratio of net worth to total assets	15.0%	15.3%
Current ratio	136.5%	133.1%
D/E ratio ※	2.57x	2.47x

※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

	FY2007	**FY2006**
R O A	2.92%	2.52%
R O E	19.31%	16.94%

Marubeni Corporation
2. Consolidated Statement of Income
< Unaudited >

	Millions of yen			
	Year ended March 31			
	2008	2007	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥3,958,276	¥3,467,925	¥ 490,351	14.1%
Commissions on services and trading margins	207,950	190,930	17,020	8.9%
Total	4,166,226	3,658,855	507,371	13.9%
Cost of revenues from trading and other activities	-3,569,310	-3,127,684	-441,626	14.1%
Gross trading profit	596,916	531,171	65,745	12.4%
Expenses and other:				
Selling, general and administrative expenses	-393,367	-365,291	-28,076	7.7%
Provision for doubtful accounts	-3,396	-860	-2,536	294.9%
Interest income	24,934	24,179	755	3.1%
Interest expense	-68,202	-56,908	-11,294	19.8%
Dividends received	23,645	20,705	2,940	14.2%
Impairment loss on investment securities	-31,208	-11,116	-20,092	180.7%
Gain (loss) on sales of investment securities	23,757	24,099	-342	-1.4%
Gain (loss) on property and equipment	-1,492	-18,951	17,459	-92.1%
Equity in earnings (losses) of affiliated companies-net	55,661	44,880	10,781	24.0%
Other – net	-11,051	1,907	-12,958	-
Total	-380,719	-337,356	-43,363	12.9%
Income (loss) from continuing operations before income taxes	216,197	193,815	22,382	11.5%
Provision for income taxes	-60,540	-68,205	7,665	-11.2%
Income (loss) from continuing operations	155,657	125,610	30,047	23.9%
Minority interests in consolidated subsidiaries	-8,408	-6,261	-2,147	34.3%
Net Income	147,249	119,349	27,900	23.4%
Dividend for preferred shares	-	605	-605	-
Net income available for shareholders	147,249	118,744	28,505	24.0%
Basic earnings per share *(yen)*	84.93	72.41	12.52	17.3%
Diluted earnings per share *(yen)*	-	68.85	-	-
Total volume of trading transactions (Based on Japanese accounting practice)	10,631,616	9,554,943	1,076,673	11.3%
Operating profit (Based on Japanese accounting practice)	200,153	165,020	35,133	21.3%

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2) Regarding diluted earnings per share, please refer to the note on page 42.

1. Total volume of trading transactions and Gross trading profit by operating segment:

(billions of yen)	Total volume of trading transactions		Gross trading profit		
	FY2007	Variance year-on-year	FY2007	Variance year-on-year	(Main reasons for increase/ decrease of Gross trading profit)
Agri-Marine Products	1,384.7	315.8	89.0	16.6	Increase mainly due to grain trading and a food distributive subsidiary changed from an affiliate.
Textile	343.7	-32.3	23.6	-1.2	Decrease due to decline in aparell products and materials.
Forest Products & General Merchandise	930.6	61.3	56.3	2.1	Despite profit decline in industrial paper products and a subsidiary dealing building materials, profit increased due to brisk overseas pulp and chip business.
Chemicals	897.4	40.4	30.5	0.5	In spite of disposal of an agricultural material-related subsidiary, profit increased due to inorganic, agricultural and basic chemicals businesses.
Energy	2,966.1	545.2	89.2	3.7	Increase from concessions.
Metals & Mineral Resources	951.7	-41.7	19.1	0.8	Increase due to due to steel material business.
Transportation & Industrial Machinery	760.9	87.1	57.4	1.9	Increase mainly in construction machinery business.
Power Projects	344.0	71.0	38.7	11.1	Increase in overseas EPC business as well as in overseas IPP subsidiaries.
Plant, Ship & Infrastructure Projects	660.3	-18.3	20.1	2.4	Increase because of profit rise in ship business, as well as the effect of newly consolidated overseas leasing company.
Information & Communication	279.0	53.5	32.1	4.0	Increase mainly due to a new subsidiary dealing personal computers.
Development & Construction	133.0	-34.7	31.3	-0.2	Increase in buoyant sales of domestic and overseas condominiums.
Finance, Logistics & New Business	38.8	-7.1	9.7	-0.2	Profit declined affected by profit from a large-scale project posted in the same period the previous year, in spite of gain on sales of real estate for investment and profit increase in a group firm in China.
Iron & Steel Strategies and Coordination	1.0	0.2	1.0	0.2	
Overseas corporate subsidiaries & branches	1,542.4	211.9	103.0	18.8	Increase supported by Marubeni America.
Corporate & elimination	-602.1	-175.8	-4.0	5.2	
Consolidated	10,631.6	1,076.7	596.9	65.7	

(billions of yen)	FY2007	FY2006	Variance	(Main reasons for increase/ decrease)
Revenue	4,166.2	3,658.9	507.4	Increase in Agri-Marine Products, Overseas corporate subsidiaries & branches, and Energy.

2. Expenses:

(billions of yen)

	FY2007	FY2006	Variance	(Main reasons for increase/ decrease)
Selling, general and administrative expenses	-393.4	-365.3	-28.1	
(Personnel expenses)	(-194.3)	(-177.8)	(-16.5)	
(Transportation expenses)	(-17.5)	(-16.2)	(-1.3)	
(Service commissions)	(-24.6)	(-24.0)	(-0.5)	
(Depreciation expenses)	(-15.9)	(-17.6)	(1.7)	
Provision for doubtful accounts	-3.4	-0.9	-2.5	Effect from allowance for overseas bad debt posted in FY2006
Total	-396.8	-366.2	-30.6	

3. Financial Expenses:

(billions of yen)

	FY2007	FY2006	Variance	(Main reasons for increase/ decrease)
Interest income	24.9	24.2	0.8	
Interest expense	-68.2	-56.9	-11.3	Increase due to rising Japanese Yen interest rate and new investments.
(Interest - net)	(-43.3)	(-32.7)	(-10.5)	
Dividends Received	23.6	20.7	2.9	
Total	-19.6	-12.0	-7.6	

4. Gain (loss) on investment securities:

(billions of yen)

	FY2007	FY2006	Variance	(Main reasons for increase/ decrease)
Gain (loss) on sales of investment securities	23.8	24.1	-0.3	
Valuation loss on investment securities	-31.2	-11.1	-20.1	Effect of loss on fund management transaction in an European financial subsidiary.
Total	-7.5	13.0	-20.4	

5. Gain (loss) on property and equipment:

(billions of yen)

	FY2007	FY2006	Variance	(Main reasons for increase/ decrease)
Gain on sales of property and equipment	5.6	2.6	2.9	
Loss on sales of property and equipment/ impairment losses	-7.0	-21.6	14.5	Effect of appraisal loss on golf-course related asset posted in FY2006.
Total	-1.5	-19.0	17.5	

Reference - Influence of newly included companies / excluded companies on Consolidated P/L

	Newly included	Excluded	Net influence
Total volume of trading transactions	385.4	-49.0	336.4
Gross trading profit	34.5	-8.1	26.4
SGA expenses (excl.	-23.7	7.0	-16.7
Operating profit	10.6	-1.1	9.5
Interest expense-net	-5.5	-0.2	-5.6
Dividends	2.2	4.6	6.8

Marubeni Corporation
3. Consolidated Statements of Cash Flows

	Millions of yen Year-ended March 31, 2008	
Operating activities		
Net income (loss)	¥ 147,249	Income increased mainly in the energy and natural resources field, amounting to 235.3 billion yen.
Adjustments to reconcile net income (loss) to net cash provided by operating activities	95,374	
Changes in operating assets and liabilities	-7,333	
Net cash provided by operating activities	**235,290**	
Investing activities		
Changes in term deposit	-9,347	
Disbursements from purchases, and proceeds from sales and redemptions of securities and other investments	-244,252	Investment mainly in overseas power projects and overseas resource projects resulted in an disbursement of 244.3 billion yen.
Disbursements from purchases, and proceeds from sales of property, equipment and property leased to others	-73,336	Purchase of overseas resources concession, among others, resulted in an disbursement of 73.3 billion.
Collection of loans receivable, and Loans made to customers	20,080	Collection of domestic receivables resulted in an income of 20.1 billion yen.
Net cash provided (used) by investing activities	**-306,855**	
Free Cash Flows	**-71,565**	
Financing activities		
Net decrease (increase) in short-term loans	54,643	Short-term and long-term fund procurement for new investment resulted in an income of 65.9 billion ven.
Proceeds from and payments of long-term debt	36,821	
Cash dividend	-21,669	
(Purchase) sale of treasury stock	-243	
Other	-3,687	
Net cash used (provided) in financing activities	**65,865**	
Effect of exchange rate changes on cash and cash equivalents	-6,971	
Net increase (decrease) in cash and cash equivalents	-12,671	
Cash and cash equivalents at beginning of period	414,952	
Cash and cash equivalents at end of period	402,281	

These financial statements are based on US GAAP.

4. Balance of Risk Exposure Outstanding in 17 Countries (As of March. 31, 2008)

Balance of Risk Exposure Outstanding (Investments, Loans, Guarantees and Deferred Payments)

(Billions of Yen)

	Investments	Loans	Guarantees	Deferred Payments	Gross Risk Exposure		Net Risk Exposure	
						+/- from Mar07		+/- from Mar07
P.R. China	50.3	20.9	4.0	0.5	75.6	10.4	74.6	10.7
Hong Kong	1.3	0.2	1.4	0.1	3.0	-2.8	3.0	-2.8
S. Korea	24.6	1.0	0.2	0.2	25.9	-0.1	25.0	-0.2
Taiwan	26.8	1.1	0.0	0.0	27.9	17.8	26.8	22.9
Indonesia	111.4	24.4	8.2	1.0	145.0	-5.0	136.0	-3.0
Philippines	64.6	8.3	0.0	0.6	73.5	34.4	66.7	32.3
Thailand	18.6	1.4	10.7	0.0	30.7	-1.0	28.5	-2.7
India	12.1	0.8	0.0	0.0	12.9	0.1	12.9	0.1
UAE	14.6	0.0	15.0	0.0	29.7	20.1	22.5	21.4
Qatar	8.8	0.7	12.1	0.0	21.6	13.0	19.7	12.9
Russia	4.7	0.7	12.1	0.0	17.5	-11.9	16.9	-11.7
Mexico	5.0	11.8	5.3	0.0	22.1	-2.5	22.1	-2.5
Jamaica	35.3	0.1	8.5	0.0	43.9	43.6	43.9	43.6
Brazil	16.3	6.5	0.7	0.5	24.0	-2.7	23.6	-2.3
Chile	25.5	0.0	0.0	3.6	29.1	0.6	29.1	0.6
Venezuela	1.9	14.2	0.0	0.0	16.1	0.9	15.1	0.9
Peru	19.4	0.0	0.0	0.0	19.4	19.2	19.4	19.2
17 Countries Total	441.0	92.0	78.2	6.6	617.9	134.2	585.8	139.3

1. The above figures consist of the outstanding investments, loans, guarantees, and deferred payments of the headquarters and the main subsidiaries (including the overseas corporate subsidiaries).

2. The "Net Risk Exposure" represents the difference between the "Gross Risk Exposure" and its hedged portion (the risks are hedged by trade insurances and other measures)

Remarks

P.R.China	Increase→Investment on multiple real estates, bakery chain, etc.
Taiwan	Increase→Investment on electric power generation assets.
Philippines	Increase→Acquisition of electric power generation assets.
UAE	Increase→Investment and loan for electric power and water project under construction.
Qatar	Increase→Investment and loan for power generation project under construction.
Russia	Decrease→Repayment on loan guaranteed by us on Sakhalin 1 project
Jamaica	Increase→Acquisition of electric power generation assets. These assets consist of 4 subsidiaries in Jamaica,Trinidad and Tobago,Bahama and Curacao, and majorities are located in Jamaica.
Peru	Increase→Investment on LNG project.

6. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	March 2008	March 2007
Real Estate for Sale (Consolidated Basis)	87.5	77.3
Real Estate for Lease (Consolidated Basis)	82.8	89.8

7. Disposition of Employees (Non-consolidated basis)

● By office location

	April 2006	October 2006	April 2007	October 2007	April 2008	Variance from Oct. 2007
Head Office	2,109	2,166	2,306	2,300	2,541	+241
Domestic Branches *1	137	132	120	122	12	- 110
Domestic Group Firms	787	759	694	674	653	- 21
Overseas branches and corporate subs.	606	614	617	622	642	+20
North America	116	121	123	129	134	+5
Europe	87	85	84	82	82	+0
Asia	292	294	294	291	290	- 1
Central and South America	38	39	38	42	46	+4
Others	73	75	78	78	90	+12
Total	3,639	3,671	3,737	3,718	3,848	+130

*1 As of April 2008, domestic braches have been reorganized as a subordinated organization of each division. Only employees belong to domestic branches are counted for the figure of April 2008.

● By Division

	April 2006	October 2006	April 2007	October 2007	April 2008	Variance from Oct. 2006
Food	250	258	275	273	261	- 12
Lifestyle *2					248	+248
Textile *2	266	267	219	213		- 213
Forest Products *2					171	+171
Forest Products & General Merchandise *2	232	239	249	247		- 247
Chemicals	255	259	260	256	246	- 10
Energy	198	201	199	196	187	- 9
Metals & Mineral Resources	130	134	142	142	139	- 3
Transportation Machinery *3					187	+187
Transportation & Industrial Machinery *3	233	235	238	242		- 242
Power Projects & Infrastructure *3					206	+206
Power Projects *3	168	176	191	190		- 190
Plant, Ship & Industrial Machinery *3					271	+271
Plant, Ship & Infrastructure Projects *3	251	257	263	257		- 257
Information & Communication*4	102	100	101	101		- 101
Real Estate Development	146	151	152	147	145	- 2
FT, LT, IT & Innovative Business *4					291	+291
Finance, Logistics & New Business *4	157	173	188	184		- 184
Business Incubation *5	12					+0
Abu Dhabi Trading House Project *5			6	6	6	+0
Iron & Steel Strategies and Coordination	3	2	1	1	1	+0
Corporate Staff, Others *6	484	404	431	422	610	+188
Total Core Staff	2,887	2,856	2,915	2,877	2,969	+92
Assistant Staff, Others	752	815	822	841	879	+38
Total	3,639	3,671	3,737	3,718	3,848	+130

*2 Effective April 1, 2008, Textile and Forest Products & General Merchandise were reorganized to Lifestyle and Forest Products.
*3 Effective April 1, 2008, three machinery divisions other than Information & Communication were reorganized.
*4 Effective April 1, 2008, ex-Information & Communication were reorganized and merged to ex-Finance, Logistics & New Business.
*5 Effective October 1, 2007, Business Incubation Department was integrated with ex-Finance, Logistics & New Business.
Effective April 1, 2007, Abu Dhabi Trading House Project Dept. has been separated off Finance, Logistics & New Business.
*6 Effective April 1, 2008, business accounting organizations were reorganized to become integrated corporate accounting organization.

◆Projected number of staffs at end of FY 2009 (non-consolidated basis) approx. 3,850 employees
◆Number of staffs at September 2007 (consolidated basis) 31,143 employees

Transition of Consolidated Financial Results

(billions of yen)

	FY2003	1st Half FY2004	FY2004	1st Half FY2005	FY2005	1st Half FY2006	FY2006	1st Half FY2007	FY2007
Total volume of trading transactions	7,902.5	3,742.0	7,936.3	4,014.4	8,686.5	4,686.7	9,554.9	5,097.0	10,631.6
Gross trading profit	406.8	210.8	433.4	236.2	502.0	265.0	531.2	281.4	596.9
Selling, general and administrative expenses	-326.6	-167.7	-340.6	-167.7	-350.3	-174.9	-365.3	-185.3	-393.4
Provision for doubtful accounts	-0.8	-2.5	-6.3	-3.2	-8.5	0.7	-0.9	-0.5	-3.4
Operating profit	79.4	40.6	86.5	65.4	143.2	90.9	165.0	95.6	200.2
Other profits・expenses	-19.3	10.1	0.9	10.8	-10.2	16.2	28.8	27.7	16.0
Interest expense-net	-23.0	-12.4	-19.8	-12.2	-24.1	-15.2	-32.7	-18.8	-43.3
Dividends	7.2	4.9	9.0	5.6	12.1	4.2	20.7	12.3	23.6
Gain (loss) on investment securities	16.1	8.8	28.7	1.9	-3.4	6.4	13.0	8.7	-7.5
Gain (loss) on property and equipment	-1.5	-2.7	-6.3	-3.2	-21.3	-2.8	-19.0	0.8	-1.5
Equity in earnings (losses)	-	17.9	25.7	22.2	31.6	23.7	44.9	23.7	55.7
Other-net	-18.0	-6.5	-36.5	-3.5	-5.0	-0.0	1.9	1.0	-11.1
(Liquidation and disposal losses related to associated firms)	(-6.5)	(-0.6)	(-21.8)	(0.1)	(-0.9)	(0.9)	(-1.1)	(0.3)	(-0.1)
Income before taxes and equity in earnings (losses)	60.1	50.7	87.3	76.2	133.1	107.0	193.8	123.3	216.2
Minority interests in income (loss) of consolidated subsidiaries	-3.0	-1.5	-1.4	-1.7	-5.4	-3.5	-6.3	-3.2	-8.4
Equity in earnings (losses)	14.3	-	-	-	-	-	-	-	-
Net income (loss) from continuing operations	35.7	25.2	44.1	44.5	80.2	65.6	119.3	80.3	147.2
Loss from Discontinued Operations(after income tax)	-1.1	-1.1	-2.9	-6.4	-6.4	-	-	-	-
Net income (loss)	34.6	24.2	41.2	38.1	73.8	65.6	119.3	80.3	147.2

(Note) Equity in earnings (losses) of affiliated companies is included in other profits/expenses, starting FY2006.
Some of the figures for 1st Half FY2004 and the terms that follow have been reclassified accordingly.

Total assets	4,254.2	4,073.0	4,208.0	4,314.0	4,587.1	4,694.5	4,873.3	5,308.5	5,207.2
Current assets	2,080.0	1,915.9	2,093.4	2,144.7	2,168.6	2,377.2	2,502.6	2,656.6	2,607.9
Fixed assets and others	2,174.2	2,157.1	2,114.6	2,169.3	2,418.5	2,317.3	2,370.7	2,651.9	2,599.3
Interest-bearing debt	2,454.8	2,276.3	2,286.4	2,253.1	2,267.0	2,267.5	2,278.4	2,475.0	2,442.3
Cash and cash equivalents	485.5	298.2	462.5	379.0	390.6	352.4	435.0	420.9	440.3
Interest-bearing debt-net	1,969.3	1,978.0	1,823.9	1,874.1	1,876.4	1,915.1	1,843.4	2,054.2	2,002.0
Shareholders' equity	393.0	407.4	443.2	513.7	663.8	686.2	745.5	821.0	779.8
Paid-in capital	231.8	231.8	231.8	231.8	262.7	262.7	262.7	262.7	262.7
Additional paid-in capital	125.4	125.4	125.4	125.4	155.9	155.9	155.9	155.9	158.5
Retained earnings	94.9	114.1	131.2	161.8	193.8	250.6	298.0	367.1	423.6
Net unrealized gains (losses) on investment securities arising during period	34.9	27.6	46.7	75.5	109.0	84.1	102.9	93.3	50.5
Net currency translation adjustments	-87.9	-85.9	-89.6	-74.9	-53.5	-58.6	-39.5	-16.2	-53.6
Minimum pension liability adjustment	-0.6	-0.6	-0.6	-0.6	-1.7	-1.7	–	–	–
Employees' retirement benefit adjustment	–	–	–	–	–	–	-27.6	-25.9	-42.8
Net unrealized losses on derivatives	-5.4	-4.6	-1.6	-5.1	-2.1	-6.4	-6.4	-15.2	-18.4
Cost of common stock in treasury	-0.1	-0.1	-0.1	-0.2	-0.3	-0.4	-0.5	-0.7	-0.6

ancial Results / Stock Prices & Foreign Exchange Rate

Financial Indicators

	FY2003	1st Half FY2004	FY2004	1st Half FY2005	FY2005	1st Half FY2006	FY2006	1st Half FY2007	FY2007
ROA	0.81%	0.58%	0.97%	0.89%	1.68%	1.41%	2.52%	1.58%	2.92%
ROE	10.59%	6.04%	9.87%	7.97%	13.33%	9.73%	16.94%	10.26%	19.31%
Net D/E Ratio (times)	5.01	4.86	4.12	3.65	2.83	2.79	2.47	2.50	2.57
Shareholders' equity-to-Total assets Ratio	9.2%	10.0%	10.5%	11.9%	14.5%	14.6%	15.3%	15.5%	15.0%
Current Ratio	105.9%	107.6%	111.2%	109.7%	110.6%	123.9%	133.1%	132.4%	136.5%

Consolidated group firms	417	430	434	435	433	434	442	431	449
Subsidiaries	279	288	297	290	290	285	288	277	290
Affiliated companies	138	142	137	145	143	149	154	154	159
Profit-making firms	328	311	349	320	344	315	352	329	362
Profit-making firm ratio	78.7%	72.3%	80.4%	73.6%	79.4%	72.6%	79.6%	76.3%	80.6%
Profit amount (JPY bn) (before Reclassification)	63.8	47.8	92.7	57.4	120.9	72.9	-	-	-
Profit amount (JPY bn) (after Reclassification)	-	-	-	-	-	-	142.4	82.9	168.0
Loss-making firms	89	119	85	115	89	119	90	102	87
Loss-making firm ratio	21.3%	27.7%	19.6%	26.4%	20.6%	27.4%	20.4%	23.7%	19.4%
Deficit amount (JPY bn) (before Reclassification)	-42.4	-22.6	-45.5	-13.7	-41.5	-10.2	-	-	-
Deficit amount (JPY bn) (after Reclassification)	-	-	-	-	-	-	-26.7	-11.0	-37.7

(note) The number of subsidiaries and affiliated companies represents companies which the Company directly consolidates or to which the Company applies the equity method. Companies consolidated by subsidiaries are excluded from this number.

Figures for the numbers of firms FY2006 and the earlier fiscal years are altered according to this change. As for the amount for profit or loss, only FY2006 and FY2007 figures follow the method.

Stock Prices, Foreign Exchange & Interest Rates

	FY2003	1st Half FY2004	FY2004	1st Half FY2005	FY2005	1st Half FY2006	FY2006	1st Half FY2007	FY2007
Nikkei Stock Average (Term-end) (yen)	11,715.39	10,823.57	11,668.95	13,574.30	17,059.66	16,127.58	17,287.65	16,785.69	12,525.54
Exchange Rates (¥/$)									
Term-end rate for March-closing companies	105.69	111.05	107.39	113.19	117.47	117.90	118.05	115.43	100.19
Average rate for March-closing companies	113.07	109.86	107.55	109.48	113.31	115.38	117.02	119.33	114.28
Term-end rate for December-closing companies	107.13	108.43	104.21	110.62	118.07	115.24	119.11	123.26	114.15
Average rate for December-closing companies	115.99	108.52	108.24	106.10	110.21	115.72	116.38	120.15	117.84
Interest Rates (Term-end)									
Short-term Prime Rate	1.38 %	1.38 %	1.38 %	1.38 %	1.38 %	1.63%	1.88%	1.88%	1.88%
Long-term Prime Rate	1.65 %	1.70 %	1.65 %	1.55 %	2.10 %	2.30%	2.20%	2.25%	2.10%
JPY TIBOR	0.08 %	0.09 %	0.08 %	0.09 %	0.13 %	0.44%	0.66%	0.85%	0.84%
USD LIBOR	1.11 %	2.02 %	3.12 %	4.07 %	5.00 %	5.37%	5.35%	5.23%	2.69%

Summary of Consolidated Financial Results

For FY2007

(April 1, 2007 - March 31, 2008)

**This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.*

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION

(TSE Code: 8002)

April 30,2008

Summary of Consolidated Financial Statements for FY2007 (US GAAP basis)

Company Name: Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya
Head Office: Tokyo

Representative: ASADA Teruo President and CEO, Member of the Board
Enquiries: IWASHIMA Hirokazu General Manager, Media Relations Sec. TEL (03) 3282 - 4803
Expected date of Annual meeting of Shareholders: June 20, 2008
Expected filing date of annual financial statement report : June 20, 2008
Expected Date of the beginning of delivery of dividends: May 30, 2008

1. Consolidated financial results for FY2007 (April 1, 2007 - March 31, 2008)

(1) Consolidated business results

	Total volume of trading transactions		Operating profit		Income before income taxes		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2007	10,631,616	11.3	200,153	21.3	216,197	11.5	147,249	23.4
FY2006	9,554,943	10.0	165,020	15.2	193,815	45.7	119,349	61.7

	Earnings per Share	Diluted EPS	ROE	ROA (before income taxes)	Operating profit on sales
	(yen)	(yen)	(%)	(%)	(%)
FY2007	84.93	-	19.3	4.3	1.9
FY2006	72.41	68.85	16.9	4.1	1.7

(Note)

① Equity in earnings-net FY2007 55,661million yen FY2006 44,880million yen

② The ratio of Total volume of trading transactions, Operating profit, Income before income taxes and Net income represents the changes from the previous year.

③ For Japanese Investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those which the Companies act as agent.

④ Class 1 Preferred Shares issued in December 2003 has dilution effect for FY2006. All of those preferred shares have been converted to commom shares as of March 19, 2007, therefore diluted EPS for FY2007 is not stated.

(2) Consolidated financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31, 2008	5,207,225	779,764	15.0	449.04
March 31, 2007	4,873,304	745,454	15.3	430.04

(Note)

In accordance with the US GAAP, Shareholders' equity, Shareholders' equity ratio, and Shareholders' equity per share are stated as was conventionally done.

(3) Consolidated cash flow

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
FY2007	235,290	-306,855	65,865	402,281
FY2006	152,075	-135,147	24,819	414,952

2. Dividends information

	Dividend per share		
	Interim dividend	Year end dividend	Yearly dividend
	(yen)	(yen)	(yen)
FY2007	6.00	7.00	13.00
FY2006	3.50	6.50	10.00
FY2008 (prospects)	7.00	7.00	14.00

	Total amount of dividend (Yearly)	Payout ratio (Consolidated)	Dividend on equity (consolidated)
	(millions of yen)	(%)	(%)
FY2007	22,558	15.3	3.0
FY2006	16,982	13.8	2.5
FY2008 (prospects)		14.7	

(Note)

① Above figures show the dividends regarding common shares. The dividends regarding classified shares which are unlisted are mentioned in page2 "Dividends information regarding classified shares".

② The year-end dividend on common stock for FY2007 is to be resolved at the board meeting scheduled on May 16, and the payment date shall be May 30, 2008.

3. Forecast of consolidated financial results for FY2008 (April 1, 2008-March 31, 2009)

	Total volume of trading transactions		Operating profit		Income before income taxes		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2008	11,300,000	6.3	220,000	9.9	270,000	24.9	165,000	12.1

	Basic EPS
	(yen)
FY2008	95.02

(Note)

①The ratio represents the changes from the previous year.

②Marubeni has forecastsed its performance only in yearly basis and interim financial prospects are not announced.

4. Others

(1) Changes in major consolidated subsidiaries and affiliated companies accounted for by equity method : No changes

(2) Changes in accounting principle, procedure or display method

① Any changes in accordance with the changes in the accounting system : No changes

② Any changes other than ① : No changes

(3) Number of outstanding shares

①Number of outstanding shares at the end of the term	March 31, 2008 (Common shares)	1,737,940,900
(Consolidated basis/Treasury shares are included)	March 31, 2007 (Common shares)	1,734,916,816
②Number of outstanding treasury shares at the end of the term	March 31, 2008 (Common shares)	1,414,364
	March 31, 2007 (Common shares)	1,483,567

(Note)The assumptions on calculating EPS(consolidated basis) are stated in page42 "Earnings/Loss per Share of Common Stock"

< Notes to the description about future, other >

The above prospects are based upon available information and assumption, at the announcement date, about uncertain factors which would influence upon future businesses. Actual results might be influenced by various factors in the future. Assumptions of the above prospects are mentioned in page 18 "Financial Prospects and preconditions for FY2008".

(Reference) Dividends information regarding classified shares

Dividends for classified shares are as follows.

	Dividend per share			Total amount of dividend
	Interim dividend	Year end dividend	Yearly dividend	(Yearly)
	(yen)	(yen)	(yen)	(millions of yen)
FY2007	-	-	-	-
FY2006	10.00	-	10.00	605

Marubeni Corporation
Financial Results

1. Financial Results

Business Environment

An overview of the economic environment for the period under review reveals that the economy slowed down in advanced nations, notably in the U.S., because the turmoil in the financial market, arising from the sub-prime loan issue, had a ripple effect on these countries. However, this had a relatively minor impact on emerging markets and the global economy decelerated only modestly. In the meantime, demand for primary commodities continued to expand and prices of these products remained at high levels.

In the U.S., in addition to housing investment decreasing at an accelerated pace, there was a deceleration in capital expenditure due to worsening of business confidence and decreases in corporate earnings. Consumer spending also slowed down against the backdrop of worsening wage conditions and declining asset prices. In the meantime, since September 2007, the Federal Reserve Board (FRB) has lowered the policy rate in stages by a total of 3% to its current 2.25%.

In Europe, exports remained stable, notably in Germany, but consumer spending grew at a sluggish pace, triggering the economic downturn. The European Central Bank (ECB) has maintained its policy rate target since July 2007 in consideration of economic conditions.

In Asia, economic expansion continued, mainly in China and India. In China, consumer spending, fixed asset investment, and trade surplus continued to grow at a high rate, supporting the considerable growth of the economy. In India, the economy continued to grow at about 9% year-on-year.

In Japan, the economy maintained a moderate export-driven expansion, but domestic demand slowed down due to factors including rises in primary commodity prices, appreciation of the yen against the dollar, falling stock prices, and a decrease in housing investment following the enforcement of the revised Building Standard Law. While the Consumer Price Index increased slightly over the previous year, the Bank of Japan (BOJ) maintained its policy rate target in consideration of the economic conditions. In the foreign exchange market, the yen appreciated further, with 1 dollar falling below 100 yen temporarily, reflecting the turmoil in the U.S. financial market.

Marubeni Corporation
Financial Results

Consolidated Financial Results

The summary of consolidated financial results for FY2007 is as follows:

(billions of yen)

	FY2007	FY2006	Variance	
			Amount	%
Total volume of trading transactions	10,631.6	9,554.9	1,076.7	11.3%
Gross trading profit	596.9	531.2	65.7	12.4%
Operating profit	200.2	165.0	35.1	21.3%
Income before income taxes	216.2	193.8	22.4	11.5%
Net income	147.2	119.3	27.9	23.4%
Revenue	4,166.2	3,658.9	507.4	13.9%

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

The consolidated total volume of trading transactions increased 1,076.7 billion yen (11.3%) year-on-year, to 10,631.6 billion yen, thanks to favorable performances of energy, agri-marine products operations and overseas corporate subsidiaries and branches.

Gross trading profit grew 65.7 billion yen (12.4%) year-on-year, to 596.9 billion yen, driven by strong performances in each segment, notably in Marubeni America Corporation in the segment of overseas corporate subsidiaries and branches, as well as agri-marine products and power project operations.

While expenses, notably payroll expenses, rose by 30.6 billion yen year-on-year, operating profit increased 35.1 billion yen (21.3%) year-on-year, to 200.2 billion yen primarily as a result of increased gross trading profit.

Income before income taxes increased 22.4 billion yen (11.5%) year-on-year, to 216.2 billion yen. This reflects an increase in operating profit, an improvement in the gain (loss) on property and equipment and a rise in equity in earnings (losses) of affiliated companies (net), despite negative factors such as a significant deterioration in the gain (loss) on investment securities associated with losses related to fund management transactions in the European financing subsidiary and a deterioration in the item of other-net, against the backdrop of deterioration in interest expenses (net of interest income) and fluctuations in foreign-exchange rates. As a result, net income for the period grew 27.9 billion yen (23.4%) to 147.2 billion yen,

owing partly to an alleviation of the income tax burden.

In addition, "Revenue" as defined under U.S. GAAP was 4,166.2 billion yen, or 507.4 billion yen (13.9%) higher than the same period a year previous.

The total volume of trading transactions, gross trading profit and operating conditions for each operating segment were as follows.

Agri-marine Products:

Transactions increased 315.8 billion yen (29.5%) year-on-year, as a result of an increase in grain related transactions and a food distribution affiliate was made into a subsidiary. Gross trading profit rose 16.6 billion yen (23.0%) year-on-year owing to increased profit in step with higher transactions. Operating profit increased 6.3 billion yen (43.2%) year-on-year on the strength of higher gross trading profit. Net income grew 0.2 billion yen (1.6%) year-on-year, spurred by increased operating profit, which offset the absence of transitory gains on sale of Daiei shares posted in the previous year.

Textile:

Transactions declined 32.3 billion yen (8.6%) year-on-year because of a decrease in apparel product transactions and material transactions. Gross trading profit decreased 1.2 billion yen (4.7%) year-on-year owing to decreased profit in line with lower transactions. Operating profit increased 2.3 billion yen (145.7%) year-on-year, despite the decrease in gross trading profit, because of a reduction in expenses. Net income increased 4.5 billion yen as a result of higher operating profit and the effect of losses from restructuring carried out in the previous year.

Forest Products and General Merchandise:

Transactions increased 61.3 billion yen (7.1%) year-on-year owing to an increase in rubber related transactions. Gross trading profit rose 2.1 billion yen (3.9%) year-on-year, despite lower profits in an industrial paper subsidiary and a construction materials subsidiary, because of higher profits in an overseas pulp business affiliate and chip related transactions. Operating profit declined 1.2 billion yen (5.4%) year-on-year due to increases in allowance for doubtful account and expenses. Net income increased 1.9 billion yen (20.0%) year-on-year, despite the decline in operating profit, on the strength of higher profit on the Company's equity in the earnings of a pulp manufacturing affiliate abroad and an alleviation of the income tax burden.

Chemicals:

Transactions rose 40.4 billion yen (4.7%) year-on-year because of an increase in basic chemical transactions. Gross trading profit grew 0.5 billion yen (1.5%) year-on-year, despite a reduction

in profit as a result of disposal of an agri-material business affiliate, because of higher profits in inorganic and agrichemical products and basic chemicals. Operating income rose 1.6 billion yen (20.1%) year-on-year due to the increase in gross trading profit and a decrease in expenses as a result of the aforementioned disposal of a subsidiary. Net income increased 4.1 billion yen (292.0%) year-on-year, owing to the higher operating profit and the absence of transitory losses in valuation of electronic materials related investments which were posted in the previous year.

Energy:

Transactions rose 545.2 billion yen (22.5%) year-on-year because of an increase in petroleum related transactions. Gross trading profit increased 3.7 billion yen (4.4%) year-on-year due to an increase in the profits mainly from the oil and gas concession on the strength of rising oil prices. Operating profit grew 3.3 billion yen (5.9%) year-on-year, thanks to the higher gross trading profit. Net income increased 7.2 billion yen (22.9%) year-on-year because of the increase in operating profit and improvements in the gain (loss) on property and equipment and gain (loss) on investment securities.

Metals and Mineral Resources:

Transactions decreased 41.7 billion yen (4.2%) year-on-year due to a decrease in copper and zinc related transactions. Gross trading profit increased 0.8 billion yen (4.6%), despite the decreased profit of a coal-related business subsidiary due to an increase in production and sales costs, because of increased profit from transactions in raw materials for steelmaking. Operating profit declined 1.9 billion yen (18.0%) year-on-year, despite the higher gross trading profit, due to the absence of a transitory gain from reversal of allowance for doubtful accounts from a loan collection that was posted in the previous year. Net income decreased 2.7 billion yen (11.0%) year-on-year as a result of a decrease in operating profit and an increase in the income tax burden.

Transportation & Industrial Machinery:

Transactions increased 87.1 billion yen (12.9%) year-on-year, reflecting an increase in transactions, notably in paper & pulp machinery, aerospace and construction machinery related operations. Gross trading profit grew 1.9 billion yen (3.4%) year-on-year, with higher profit mainly from construction machinery related transactions. Operating profit rose 2.5 billion yen (18.3%) year-on-year owing to the increase in gross trading profit. Net income increased 5.0 billion yen (49.8%) year-on-year because of higher operating profit, in addition to the profit increase on equity in earnings in construction machinery and farm machinery companies and an alleviation of income tax burden on construction machinery related business.

Marubeni Corporation
Financial Results

***Power Projects*:**
Transactions grew 71.0 billion yen (26.0%) year-on-year as a result of increased sales generated by EPC projects abroad and a new consolidation of an IPP business related subsidiary abroad. Gross trading profit increased 11.1 billion yen (40.2%) year-on-year owing to the higher profit in step with the increased transactions. Operating profit rose 6.6 billion yen (57.2%) year-on-year because of higher gross trading profit, despite the absence of a transitory gain from reversal of allowance for doubtful accounts from a loan collection that was posted in the previous year. Net income increased 4.7 billion yen (73.3%) year-on-year due to the increase in operating profit, a gain on disposal of power generation operations overseas and a higher income from profit on equity in earnings, despite an increase in interest expenses.

***Plant, Ship & Infrastructure Projects*:**
Transactions declined 18.3 billion yen (2.7%) year-on-year, despite increased cargo vessel transactions, because of the absence of the effect of a large-scale cement plant project in the Middle East that was posted in the previous year. Gross trading profit rose 2.4 billion yen (13.6%) year-on-year, owing to higher profit from increased cargo vessel transactions, in addition to the effect of a new consolidation of a railroad cargo related subsidiary. Operating profit rose 1.6 billion yen (76.6%) year-on-year, with higher gross trading profit. Net income grew 3.1 billion yen (181.9%) year-on-year because of higher operating profit and increased profit on equity in earnings due to a decrease in loss incurred by restructuring in Central America that was posted in the previous year.

***Information & Communication*:**
Transactions increased 53.5 billion yen (23.7%) year-on-year due to the effect of converting a PC distributing affiliate into a subsidiary. Gross trading profit grew 4.0 billion yen (14.3%) year-on-year due to increased profit in line with higher transactions. Operating profit rose 0.5 billion yen (24.5%) year-on-year, despite an increase in expenses due to the effect of the aforementioned converting of the affiliate into subsidiary, because of increased gross trading profit. Net income grew 1.6 billion yen (66.2%) year-on-year because of the increase in operating profit and an alleviation of income tax burden.

***Development and Construction*:**
Transactions declined 34.7 billion yen (20.7%) year-on-year owing to the absence of transactions from large-scale projects that were registered in the previous year. Gross trading profit decreased 0.2 billion yen (0.7%) year-on-year due to the absence of transactions from large-scale projects that were posted in the previous year, despite increased profit as a result of higher gains on disposal of investor-oriented real estate properties and increased profit in home

supplier subsidiary in China. Operating profit declined 1.1 billion yen (7.2%) year-on-year as a result of the decrease in gross trading profit and an increase in expenses. Net income decreased 0.6 billion yen (17.9%) year-on-year in line with lower operating profit.

Finance, Logistics & New Business:

Transactions declined 7.1 billion yen (15.4%) year-on-year because of a decrease in the transactions of domestic subsidiaries. Gross trading profit decreased 0.2 billion yen (2.5%) year-on-year due to a decrease in profit in line with decreased transactions. Operating profit declined 1.7 billion yen year-on-year, owing to the decreased gross trading profit and increased expenses. Net income was lower by 10.6 billion yen year-on-year because of a decline in operating profit and the effect of losses related to fund management transactions in the European financing subsidiary.

Iron & Steel Strategies and Coordination:

Transactions increased 0.2 billion yen (25.3%) year-on-year. Gross trading profit rose 0.2 billion yen (25.3%) year-on-year. Operating profit grew 0.4 billion yen year-on-year owing to the higher gross trading profit and a decrease in expenses. Net income increased 1.6 billion yen (10.5%) year-on-year because of the increased operating profit, in addition to the absence of transitory losses in valuation of investment securities that were posted in the previous year.

Overseas Corporate Subsidiaries and Branches:

Transactions increased 211.9 billion yen (15.9%) year-on-year because of increased agri-marine product related transactions and agrochemical related transactions in Marubeni America Corporation, as well as the effect of a new consolidation of a paper distributing subsidiary. Gross trading profit rose 18.8 billion yen (22.3%) year-on-year in line with the increased transactions. Operating profit rose 6.9 billion yen (50.6%) year-on-year, with higher gross trading profit. Net income grew 0.2 billion yen (2.8%) year-on-year on the strength of the increased operating profit, despite an increase in interest expenses accompanying the acquisition of a business by Marubeni America Corporation.

Marubeni Corporation
Financial Results

Consolidated Financial Conditions

A summary of the consolidated balance sheets at the end of FY2007 is as follows:

(billions of yen)

	March 31 2008	March 31 2007	Variance
Total assets	5,207.2	4,873.3	333.9
Shareholders' equity	779.8	745.5	34.3
Interest-bearing debt	2,442.3	2,278.4	163.9
Net interest-bearing debt (Net D/E ratio)	2,002.0 2.57 times	1,843.4 2.47 times	158.5 0.10 points
Net interest-bearing debt after factoring out impact of FAS No.133 (Net D/E ratio)	1,988.8 2.55 times	1,840.9 2.47 times	147.9 0.08 points

Net interest-bearing debt is calculated as cash and cash equivalents subtracted from interest-bearing debt (sum of long-term and short-term debts and bonds).

Total consolidated assets increased 333.9 billion yen from the end of the previous fiscal year to 5,207.2 billion yen, largely because of an increase in investments and receivables to affiliated companies, accounts receivable and net property and equipment due to new investments. Gross consolidated interest-bearing debt rose 163.9 billion yen from the end of the previous fiscal year to 2,442.3 billion yen because of an increase in the financing requirement for new investments. Net interest-bearing debt rose 158.5 billion yen from the end of the previous fiscal year to 2,002.0 billion yen. With net income added, consolidated shareholders' equity amounted to 779.8 billion yen, up 34.3 billion yen from the end of the previous fiscal year, despite the deterioration in unrealized gain on investment securities. As a result, the net debt/equity ratio was 2.57x.

Net cash from operating activities increased 83.2 billion yen year-on-year to positive 235.3 billion yen, largely because of the steady operating income mainly from overseas resource related subsidiaries as well as an alleviation of business fund burden. Net cash from investing activities amounted to a negative 306.9 billion yen mainly as a result of investments in overseas power projects.

Therefore, free cash flow for the period was negative 71.6 billion yen.

Net cash earned in financing activities came out to 65.9 billion yen as a result of the financing from short-term borrowings and long-term debt to meet the financing requirement for new investments.

As a result, cash and cash equivalents at the end of the period were 402.3 billion yen, 12.7 billion yen decreased from the end of the previous fiscal year.

Basic Policy Regarding Earnings Appropriation and Dividends of FY2007 and FY2008

Marubeni recognizes that its important corporate responsibilities lie in paying stable dividends to shareholders in a consistent manner as well as maximizing corporate value and competitiveness by building up and effectively utilizing internal reserves. With regard to dividends, the Company applies a new basic policy to determine dividend aiming for consolidated payout ratio around 15%, based on the principle of linking dividend to the company's business results for each term, in consideration of a clear profit distribution to our shareholders.

As for the frequency of dividend distribution of surplus for each fiscal year, the Company retains its conventional manner to pay dividend twice a year, interim and year-end. As the Company' s Articles of Incorporation prescribe, pursuant to the provisions of Article 459, Section 1 of the Companies Act, its Board of Directors is entitled to resolve and distribute surplus, it is our basic policy that payment of each dividend is to be resolved by the Board of Directors.

In accordance with the aforementioned basic policies, annual dividend per share for FY2007 is expected to be 13 yen, increased by 3 yen from the previous year, in light of the fact that consolidated net income amounts to 147.2 billion yen. Therefore it is to be resolved at the board meeting scheduled on May 16, 2008, that the year-end dividend on common stock for FY2007 shall be 7 yen per share, and the payment date shall be May 30, 2008.

Concerning retained earnings, the Company plans to allocate them into investments and loans in the strategic fields, which consequently contribute to shareholders' profit through improvement of future business performance.

With respect to the annual dividend on common stock for Fiscal 2008, we plan to distribute 14 yen per share (interim dividend 7 yen and year-end dividend 7 yen).

Marubeni Corporation
Financial Results

Risk Information

Major risks that could have a serious impact on investor decisions associated with the business operations and other activities of Marubeni Corporation and its consolidated subsidiaries are outlined below. The risks discussed, however, are not inclusive of the full range of possible risks faced in the broad range of activities engaged in by Marubeni and its consolidated subsidiaries. Any number of additional risks other than those discussed below could also impact business performance. Furthermore, risks considered to have a low likelihood of materializing have also been disclosed, from the perspective of enduring proactive information disclosure. Forward-looking statements with respect to the risks discussed below reflect the reasonable judgment of the Company's management based on information available as of September 30, 2007.

(1) **Risks regarding overall Marubeni Operations**

① Impact of the Japanese and global economies on the Marubeni Group

Marubeni (the "Company") and its consolidated subsidiaries (together, the "Group") are a general trading company engaged in a wide range of business activities in Japan and over 70 countries. Since the business activities of the Group encompass a variety of commercial and investment activities throughout a broad spectrum of industries in both in Japan and overseas that include the production and procurement of primary commodities such as resources as well as the manufacture and sale of finished goods, the Group feels the effects from the economies in Japan and the countries in which it does business as well as the global economy as a whole. Any worsening or slowdown in these economies carries the possibility of a negative impact on the operating activities, performance and financial position of the Group.

② Credit risks regarding business partners

The Group extends credit to business partners in various forms such as notes and accounts receivable-trade, advance payments to suppliers, loans, guarantees and other means, and the Group concludes merchandise supply, subcontracting, operational outsourcing, and other types of contracts with business partners, as part of sales activities. The incurrence of credit risk due to the inability of business partners to fulfill their credit obligations or a breach of contract by these business partners could negatively impact business results and financial position of the Group.

To protect against such credit risks, the Group carries out thorough risk management

when granting any credit. However, there is no assurance that such measures will completely prevent the occurrence of credit risk. Moreover, in preparation of any possible loss incurred by the exteriorization of such credit risks, the Group maintains an allowance for doubtful account based on a prior assessment and estimate of the creditworthiness of business partners, collateral value and other set factors. Nevertheless, actual losses may exceed these established allowances.

③ Investment risk

The Group, both independently and in collaboration with other companies, establishes new companies and purchase existing enterprises in the course of their business operations. Most of these business investments are of minimal liquidity and require sizeable amounts of capital. The Group may be unable to withdraw from such businesses in an optimal manner or timeframe, which could inevitably require the commitment of an additional expenditure of capital.

To address the risk associated with investment activity and other means, when making any new investments, the Group conducts thorough risk management that also includes an a review as to whether such investments are generating good return enough to compensate for their risk. However, a decline in the value of these investments or the necessity of additional expenditures of capital may adversely affect the business results and financial condition of the Group.

④ Concentration of risk exposure

Certain parts of the commercial and investing activities of the Company and its consolidated subsidiaries, including business activities in Indonesia and the Philippines, are conducted with a high degree of concentration in specific investees, markets or regions. Marubeni classifies each country according to differing levels of country risk, establishes trading control criteria for each country, and executes necessary control and management in such a manner as to assure that its overall portfolio will remain proper and prudent. However, if the business performances of such investees turn out to be poor or if the business environment in such markets or regions deteriorates, the business performances and financial positions of the Company and its consolidated subsidiaries may be adversely affected.

⑤ Ability of fund-raising and funding cost

The Group engages in fund-raising with an emphasis on maintaining an optimal mix of funding in line with the requirements of their respective asset portfolios and ensuring liquidity. However, significant disruptions in major domestic and overseas financial markets, shortages of cash flow from operating activities, declining profitability, failure in asset-liability management, or significant downward revisions in the Group's credit ratings by the rating agencies could constrain fund-raising or lead to an increase in funding cost, which may adversely affect the business results and financial condition of the Group.

⑥ Market risks

i) Fluctuations in the prices of goods and merchandise

Since the Group handles a variety of merchandise, and enters into commodity futures and forward contracts to mitigate the risk of fluctuations in market conditions for certain merchandise, contracts and anticipated transactions, changes in their respective market conditions may adversely affect the business results and financial condition of the Group.

In addition, the Group is engaged in resources and energy development businesses and other manufacturing businesses. Changes in market conditions relating to the products and manufactured goods sold by these businesses may adversely affect the Group's business results and financial conditions.

ii) Fluctuations in foreign currency exchange rates

The Group conducts transactions under a variety of currencies and terms, and enters into forward-exchange contracts and other derivative transactions to mitigate the risk of exchange rate fluctuations associated with transactions, receivables and liabilities denominated in foreign currencies. However, changes in market exchange rates may adversely affect the business results and financial condition of the Group.

iii) Fluctuations in interest rates

The Group raises necessary funds from financial institutions, the issuance of bonds and other means from capital markets. Further, the Group has interest-bearing debt at fixed interest rates or at floating interest rates. While the interest from the majority of the operating assets held by the Group offsets the interest rate risk associated with debt through Asset-Liability Management, the Group utilizes interest rate swaps and other means to mitigate the risk of interest rate fluctuations. However, changes in market interest rates may adversely affect the business results and financial condition of the

Group.

iv) Gains and losses on marketable debt and equity securities

To strengthen business relationships and for other purposes, the Group invests in marketable debt securities, marketable equity securities and other types of securities. At the time of purchase, these securities are classified as trading, held-to-maturity, or available-for-sale securities.

Trading and available-for-sale securities held by the Group carry the risk of fluctuations in original value due to changes in the fair value. The posting of impairment losses on these securities at low points in fair value may adversely affect the business results and financial condition of the Group.

v) Risks concerning employees' retirement benefit expenses

As pension assets of the Group include domestic and foreign stocks and bonds, sluggish performance in securities markets could decrease its asset values and increase its pension expenses or could require the Group to accumulate pension assets. In such an event, the Group's business results and financial conditions may be adversely affected.

⑦ Losses on fixed assets such as real estate and machinery

The Group owns fixed assets such as real estate and machinery which is sold or leased to third parties or used for the Group's own purposes. Such fixed assets have the potential to cause losses if they experience a decline in value. Although the Group depreciates these fixed assets in conformity with U.S. accounting standards, if they experience a severe drop in value, this may adversely affect the business results and financial condition of the Group.

⑧ Laws and regulations

In the course of operations, the Group is subject to a broad range of laws and regulations both in Japan and other applicable countries. Changes in or unanticipated interpretations of these laws and regulations could increase the obligations pertaining to legal and regulatory compliance placed on the Group. Accordingly, changes or altered interpretations of laws and regulations may result in punitive measures, including the interruption of the Group's operating activities, lower the Group's credibility or cause the occurrence of other circumstances that may adversely affect the business results and financial condition of the Group.

⑨ Significant litigation

In the course of business activities in Japan and overseas, the Group may be party to litigation, disputes and other legal proceedings. When party to such litigation, predicting the outcome is impossible given the inherent uncertainty of these matters. Such litigation may adversely affect the business results and financial condition of the Group.

⑩ Environmental Risk

The Group conducts business activities globally across a broad range of industries. Environmental pollution as a result of these activities could result in business stoppage, decontamination expenses or legal fees in response to litigation by local residents, which could damage its social reputation. In order to cope with such environmental risks, the Group introduced an environmental management system in fiscal 1999, under which environmental impact evaluations are made for each new financing and development project as a means of assessing the potential environmental burden and reducing environmental risks. This notwithstanding, there is a possibility that potential environmental burdens will materialize and may adversely affect the business results and financial condition of the Group.

⑪ Natural Disaster Risk

Earthquakes and other natural disasters could cause damage and loss to the Group's offices and facilities and inhibit the normal business activities of the Group. While every effort has been made to implement appropriate countermeasures such as the preparation of disaster preparedness manuals, study of business continuity plan, earthquake countermeasures and fire prevention drills, as the potential for damages from natural disasters cannot be completely mitigated, such disasters may adversely affect the business results and financial condition of the Group.

⑫ Other risks inherent and related to overall Marubeni operations

Negligence on the part of employees charged with executing business operations, and malfunctions pertaining to computer systems supporting business activities are among the other risks that may adversely affect the business results and financial condition of the Group.

(2) Risk Management

The Group has adopted a circular method for decision-making on individual transactions involving significant extensions of credit or amounts of investment. Once done, decision-making over large new projects is handled by the submission of periodic reports to the Corporate Management Committee in an effort to further strengthen individual risk management.

From the perspective of diversifying overall risk, integrated risk management is carried out by gaining a clear understanding of possible risks (measurable risks) through quantitative analysis of factors such as market risk, credit risk and investment risk as they relate to a particular country, industry or trading partner. A basic risk management policy and internal rules have been established for comprehensive risk management to enable decision-making and monitoring to be carried out appropriately, and the organization, reporting lines, methodology and system infrastructure to implement this policy and system of rules and regulations has been put in place.

On the other hand, for risks that is not readily amenable to quantitative analysis such as compliance risk (risks that cannot be measured), corporate governance has been strengthened and a system of internal controls have been put in place to prevent the occurrence of problems by means of shoring up the system of compliance oversight.

Nevertheless, there is a possibility that the Group's system of risk management may not function adequately to address a diverse number of risks that either presently exist or may arise in the future in relation to the broad range of business activities conducted by the Group, and in that case, the business results and financial condition of the Group may be adversely affected.

(3) The Medium-term Management Plan

The Group inaugurated its new two-year medium-term management plan, "SG2009" in April 2008. The numerical targets of the Plan are to achieve two-year consolidated net income of 350 billion yen, a net debt to equity ratio of 2.0~2.5 times, risk asset of within shareholder's equity, a ROA of over 3%. By achieving these quantitative targets, the Group will achieve shareholders' equity of over 1 trillion yen and ROE of around 18%.

However, these objectives were prepared based on certain assumptions, hypotheses and projections regarding the persistence of certain economic conditions, industry trends, and other concerns. A number of unknown and uncontrollable factors could prevent the completion of these objectives.

(4) Significant Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted and recognized in the United States. In preparing important accounting policies and these statements, certain accounting estimates and assumptions are utilized as needed when calculating assets and liabilities as of the fiscal year-end, the disclosure of contingent assets and liabilities, and earnings and expenses incurred during the year. In determining accounting estimates and assumptions, the management of the Company makes what it believes to be a reasonable inference based on experience and on a case-by-case basis. Thus, estimates and assumptions made in this way may have an inherent degree of uncertainty, and actual results could differ from those estimates.

The management considers those estimates and assumptions are reasonable, however, in case there are unexpected changes, they could have a material impact on the Company's consolidated financial statements.

Marubeni Corporation
Financial Results

Financial Prospects and preconditions for FY2008

A prospect for economic conditions for FY2008 reveals that concerns about slowdown in global economy would be increased as represented by indications that the U.S. economy will enter a recession in the first half of the year. However, economies in emerging nations, where domestic demand continues to expand, will decelerate only to a limited extent and the effect of financial and monetary policies on the U.S. economy is expected to become apparent in the second half of the year. Consequently, we believe that a global economic slowdown can be averted. Because of this, prices of primary commodities are likely to remain high.

In Japan, while concerns will rise in response to any deterioration in the U.S. economy, the economy is expected to recover at a modest pace on the strength of factors such as a reduction in pressure on yen-buying and dollar-selling andon a U.S. rebound and a recovery in housing investment.

Given this economic environment, we are of the view that the Company will continue to perform favorably in each of its business fields including machinery, agri-marine products and paper pulp, while energy and natural resources operations should remain strong against a backdrop of commodity market conditions which are projected to stay at high levels. Projected financial results for FY2008 are as follows:

<Consolidated financial prospects for FY2008> (billions of yen)

	Forecast FY2008	Results FY2007
Total volume of trading transactions	11.300.0	10,631.6
Operating profit	220.0	200.2
Income before income taxes	270.0	216.2
Net income	165.0	147.2
EPS (yen)	95.02	84.93

<Major assumptions>

Foreign exchange rate: USD1 = 100yen

JPY TIBOR: 1.000% USD LIBOR: 3.200%

Oil North Sea Brent: USD85 / Barrel Copper LME: USD7,000 / MT

Notes to the description about future: The above-stated projections are based on information that is available as of the date of release of this material and on certain assumptions considered reasonable. Actual business results may vary for a variety of causes which may arise in the future.

Marubeni Corporation
Business Group

2. Business Group

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our worldwide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in leading-edge technologies.

The Company breaks its operating segments into 13 segments identified by product and service, in addition to overseas corporate subsidiaries and branches.

Below are our products and services, and some of our major group firms by operating segment.

Agri-marine products: This group produces and distributes all sorts of foods such as fodder, soy beans, grain, sugar, processed food and beverages, raw materials, foodstuffs for commercial use, and agricultural and marine products.

Subsidiaries: Marubeni Nisshin Feed Co., Ltd., Pacific Grain Terminal Ltd., Nacx Nakamura Corporation, Yamaboshiya Co., Ltd., Cia. Iguaçu de Café Solúvel, Columbia Grain International

Affiliated companies: Toyo Sugar Refining Co., Ltd., The Nisshin OilliO Group, Ltd., The Daiei, Inc., The Maruetsu, Inc., Tobu Store Co., Ltd.

Textile: As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel, designs and sells apparel and living products, and at the same time offers distribution services, both domestically and internationally.

Subsidiaries: Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd., Marubeni Textile Asia Pacific Ltd.

Affiliated companies: Fabricant Co., Ltd.

Forest products and general merchandise: The group sells rubber products, footwear and housing materials, manufactures and distributes paper, cardboard, and raw materials for paper production, and takes part in afforestation projects, both domestically and internationally.

Subsidiaries: Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd., Tanjungenim Lestari Pulp & Paper

Affiliated companies: Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Marubeni Corporation
Business Group

Chemicals: This group handles a wide variety of goods ranging from upstream, such as basic petrochemicals, to downstream, such as electronic materials and agrochemicals. Focusing on Middle East and South West Asia, as well as China, as a priority market, this group is conducting business with a balance between investment and trade.

Subsidiaries:	Marubeni Plax Corporation, Marubeni Chemix Corporation
Affiliated companies:	Dampier Salt Limited, CMK Electronics (Wuxi)

Energy: This group focuses on products related to energy such as oil and gas, etc. It also takes part in various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Subsidiaries:	Marubeni Energy Corporation, Marubeni Liquefied Gas Corporation, Marubeni Oil & Gus (USA) Inc.
Affiliated companies:	Shenzhen Sino-Benny LPG Co., Ltd.

Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to developing and trading of raw materials for production of steel and light metals internationally.

Subsidiaries:	Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd., Marubeni LP Holding B.V., Marubeni Aluminium Australia Pty. Ltd., Marubeni Coal Pty. Ltd.
Affiliated companies:	Toyo-Memory Technology Sdn. Bhd.

Transportation & Industrial Machinery: This group focuses on domestic and international trade (export import, wholesale, and retail) in aerospace and defense systems, automotive, construction and agricultural machinery, and other transportation related machinery, as well as automobile and paper & pulp manufacturing machinery, alternative energy facilities, and other production machinery; and related services such as loans and investments, trade finance, leasing and overseas business support services.

Subsidiaries:	Marubeni Aerospace Corporation, Marubeni Techno-Systems Corp., Marubeni Aviation Services Ltd., Marubeni Auto & Construction Machinery America, Inc.
Affiliated companies:	Kubota Europe S.A.

Marubeni Corporation
Business Group

Power Projects: This group develops, invests in, and operates power projects, especially power generation (including desalinization, co-generation and wind power projects), while undertaking the procurement and installation of generators, power distribution grids, and electrical substations as well as making loans and investments to other new technologies and business models in the alternate energy field. In the telecommunications field, the group is involved in export, offshore trade, and investment in communications, broadcasting and information systems.

Subsidiaries: Marubeni Power Systems Corporation, Marubeni Power Development Corporation, Axia Power Holdings B.V., Marubeni Caribbean Power Holdings, Inc.

Affiliated companies: Uni-Mar Enerji Yatirimlari A.S., PPN Power Generating Co., Ltd., TeaM Energy Corporation

Plant, Ship & Infrastructure Projects: This group deals with equipment procurement and construction of oil, gas, chemical environmental, steel, and other industrial plants, and infrastructure development such as railway/airport, potable water treatment and wastewater treatment; origination and management of projects in domestic and overseas markets. Also included in the division are trading, leasing, and charter of various types of cargo vessels and tankers.

Subsidiaries: Marubeni Tekmatex Corporation, Marubeni Protechs Corporation, Royal Maritime Corporation, Aguas Decima S.A., Midwest Railcar Corporation

Affiliated companies: Kaji Technology Corporation

Information & Communication: This group focuses on export/import and domestic sales of personal computers and related products, IT related businesses including IP network infrastructure businesses, ASP/ISP businesses, cell phone related businesses, computer systems development, IT solution businesses, cable TV, CS and other broadcasting businesses, and IC tag/RFID business.

Subsidiaries: Marubeni Telecom Co., Ltd., Marubeni Information Systems Co., Ltd., Marubeni Infotec Corporation, Global Access Ltd., VECTANT Ltd.

Development and Construction: In addition to a housing business that focuses on the development of the "Grand-Suite" series condominiums for sale in Japan, this Group operates a broad range of real estate-related businesses, including a real estate development business dealing in residences and office buildings, overseas as well as intermediary and development businesses of REIT/investment fund-oriented real estate properties.

Subsidiaries: Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Marubeni Community Co., Ltd, Shanghai House Property Development

Affiliated companies: Tipness Co., Ltd., Koshigaya Community Plaza Co., Ltd.

Marubeni Corporation
Business Group

Finance, Logistics & New Business: Both domestically and internationally, this group is involved in various financial businesses such as investment finance - fund management and fund investment - and financial product trading, while in the logistics area, it operates forwarding business and logistics related consultation, among others. In the insurance area, it operates an insurance intermediary business. In the life care business area, it is engaged in the sales of medical equipment to medical facilities, and it takes part in emission trading business in addition to investing in biotechnology-related area and new technology area.

Subsidiaries: Marubeni Logistics Corporation, Marubeni Safenet Co., Ltd

Affiliated companies: MG Leasing Corporation,
Eastern Sea Leam Chabang Terminal Co., Ltd.

Iron & Steel Strategies and Coordination: This group is involved in domestic and international manufacture, processing and sales of steel related products such as steel plate, steel pipe, and special steel, operated by its affiliated companies such as Marubeni-Itochu Steel Inc. Also, the group provides its customers with high value-added solution services.

Affiliated companies: Marubeni-Itochu Steel Inc.,
Marubeni Construction Material Lease Co., Ltd.,
Thai Cold Rolled Steel Sheet Public Co., Ltd.

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandises and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c.

Corporate and administration, etc.: This group carries out financial services, group finance, etc. And domestic branches handle various merchandises and perform related activities.

Subsidiaries: Marubeni Financial Service Corporation,
Marubeni Personnel Management Corporation

Marubeni Corporation
Management Policy

3. Management Policy

(1) Progress in the "G" PLAN Mid-Term Management Plan

Marubeni Group has been promoting its two-year mid-term management plan called the "G"PLAN since FY2006.

The Group strived to build a rock-solid defense by further strengthening the management system, while at the same time it pressed ahead with its aggressive management style by expanding business domains, providing more sophisticated and diversified trading company functions to customers, and effecting proactive investments in strategic fields.

The main quantitative targets and results of the "G" PLAN are as summarized in the following table:

	Planned targets	Results
Consolidated net income	Total 220.0 billion yen over 2 years	Total 266.6 billion yen over 2 years
Total assets	5,000 billion yen	5,207.2 billion yen
Shareholders' equity	820.0 billion yen	779.8 billion yen
Consolidated net D/E ratio	2 times range	2.57 times
ROA	2% or higher	2.92%
Amount of new investments	Total 500 to 600 billion yen over 2 years	Total 600 billion yen over 2 years
Risk assets	750.0 billion yen	708.3 billion yen
Risk-adjusted return	10% or higher	20.8%

Under this plan, Marubeni Group's consolidated net income for FY2007 amounted to 147.2 billion yen and 266.6 billion yen over the two-year-period under the "G"PLAN, achieving 21% above the planned target of 220 billion yen. At the same time, the Group recorded an all-time high level for the fifth consecutive year.

In the meantime, the Group made about 300 billion yen of new investments and loans in strategic fields such as energy and natural resources, overseas Independent Power Producer projects (IPP), and food distribution in the period under review. As a result, the total amount of investments and loans it mobilized over the two-year period under the "G"PLAN amounted to nearly 600 billion yen, making a

strategic move steadily toward the future. The main projects of new investments and loans implemented in the period under review included participating in LNG business in Peru and acquiring stakes in a coal-mining business in Australia in the field of energy and natural resources; participating in vertical integration electricity business, in which power generation, electric transmission and electric distribution are integrated, in the Caribbean region and the independent water desalination and power producing (IWPP) projects in the Middle East in the overseas IPP field; and converting Yamaboshiya Co., Ltd. from an affiliate into a subsidiary in the food distribution field. As represented by the above, the Group focused its management resources in strategic fields.

In the meantime, the Group achieved expansion of asset values and improvement in asset efficiency at the same time by proactively accumulating, as well as continuously and thoroughly screening and concentrating on, prime assets, recording total assets of 5,207.2 billion yen (an increase of 333.9 billion yen year-on-year) and ROA of 2.92% (an improvement of 0.4 point over the previous year-end) as of the end of the period under review. In addition, the Group increased earnings in each business field, as a result of which the ratio of earnings in fields other than the energy and natural resources in the earnings of the corporate and other increased from 42% in FY2005 to 58.5% in FY2007, indicating that the Group was able to establish a more balanced earnings structure.

On the financial front, while the Group's consolidated net interest-bearing debt increased due to proactive implementation of new investments and loans, it enhanced shareholders' equity by accumulating consolidated net income. As a result, consolidated net D/E ratio as of the end of the period under review was 2.57 times (an improvement of 0.26 point over the two-year-period under the "G"PLAN), falling within the qualitative target. In the meantime, shareholders' equity was 779.8 billion yen (an increase of 34.3 billion yen over the previous year-end), falling below the qualitative target of 820.0 billion yen due to negative factors such as a decline in prices of its shareholdings and the yen's further appreciation. However, the Group's risk asset fell within the shareholders' equity with 708.3 billion yen, indicating that it maintained a good balance between offensive and defensive positions.

Meanwhile, the Group continues to thoroughly implement portfolio management and is now screening business projects and opportunities more stringently by raising the target rate of risk-adjusted return from 8% to 10% from the first year of "G" PLAN with a view to expanding its future earnings further. In addition, the Group continues to hold a firm defensive position by bolstering risk management including an overhaul of the investment and loan follow-up system.

Marubeni actively put effort into corporate social responsibility (CSR) initiatives in a broad spectrum of fields including social actions, environmental protection, and human rights, in addition to bolstering the scholarship system that the Group has been working on in ASEAN countries. Details of

these initiatives are being introduced broadly to our stakeholders via Marubeni's CSR Reports. With regard to internal control, Marubeni stepped up its efforts for the development of a compliance system related to product safety management and breaking off of the relationship with anti-social forces and a system for ensuring appropriateness of financial reporting.

In the Internal Coordination Committee, which Marubeni established in FY2006, it lent impetus to cross-segmental coordination, boosted sales and marketing capabilities, and enhanced profit-earning opportunities. Furthermore, as a means of fully utilizing and developing human resources, the Group has revised its employee management system with a view to making it possible to treat its employees according to their differing responsibilities and functions, and, from the perspective of helping employees strike a balance between their work and private life, strives to develop and improve its easy-to-work office environment.

As described above, the "G" PLAN has shown brisk progress.

(2) New Med-term Management Plan

The Marubeni Group has started a new Med-term Management Plan, "SG2009", since this April.

"SG2009" is a management plan the Group will implement over 2 years (from FY2008 to FY2009) with a view to further step up its revenue base and financial strength, which were bolstered through implementation of the "G" PLAN. Under the new management plan, the Group will strive to build a strong revenue base that can survive any changes in the management environment and achieve sustainable growth by establishing a strict risk management system, in addition to accumulating prime assets and pursuing asset efficiency.

The management indexes the Group aims at achieving in "SG2009" are as shown in the following table:

Management indexes	Planned targets
Consolidated net income	Total 350 billion yen over 2 years
Consolidated net D/E ratio	2 to 2.5 times range
Risk assets	Within the shareholders' equity
ROA	3% or higher

By achieving the above quantitative targets, the Group will achieve shareholders' equity of over 1 trillion yen and ROE of around 18%.

Marubeni Corporation
Management Policy

Marubeni will step up its efforts for screening and concentrating on priority fields from medium and long-term perspectives under "SG2009", as it did under the "G" PLAN, and will proactively allocate management resources to these fields. Specifically, it will inject about 600 billion yen in total over 2 years in the fields of energy and natural resources; overseas IPP/IWPP, logistics and trading; and environment, finance, and new business. In addition, the Group will carry out the plan by striking a good balance between offensive and defensive positions through measures such as continuously and thoroughly implementing portfolio management, consistently bolstering risk management, boosting human capabilities, exerting comprehensive abilities, and placing emphasis on CSR and the environment.

Effective April 1, the Marubeni Group has consolidated the CSR Committee and the Global Environment Committee into the CSR and Environment Committee and set up an Internal Control Committee and a Disclosure Committee as part of its renewed commitment to bolstering corporate governance and ensuring greater adherence to adherence to compliance furthercompliance.

The fiscal year 2008 marks the start of "SG2009" the Group's new Medium-term management Plan. In the meantime, Marubeni has implemented the following organizational changes effective April 1: Operating units have been reorganized from the past structure with 12 divisions, one department and one office to that with 11 divisions, one department and one office, and the corporate staff units have been reorganized from a structure with 13 divisions to that with 17 divisions. Marubeni will strive to achieve sustainable growth under this new plan and system.

* For details of the new Medium-term Management Plan, "SG2009", please refer to our website.

(3) Business Performance by Operating Segment

Specific activities by operating segment for the fiscal year under review are given below.

●Agri-Marine Products

The Marubeni Group pressed ahead with upstream strategies with focus on grain transactions, domestic logistics strategies, and overseas market strategies. With regard to the upstream strategy, Marubeni implemented measures for grain producing regions in North and South America and attained sales expansion for European and Middle Eastern markets amid sharply rising grain prices due to tightening supply and demand in the global market. Concerning the domestic logistics strategy, the Group promoted the capital and business alliances signed with The Daiei, Inc./AEON Co., Ltd. and launched a supply of raw materials for some private brand products, including grapefruit juice. For the overseas market

strategy, the Group initiated new businesses such as manufacturing and sale of wine, bakery business, and coffee roasting business in China, where westernization of food culture is in progress.

●Textiles

The Marubeni Group placed further emphasis on downstream development in the consumer industry sector in the peripheral of apparel products and is promoting brand development through means such as starting to sell kids underwear depicting "SpongeBob SquarePants", a U.S. cartoon character, jointly planning the design of kimono with fashion models and introducing new yukata brands at Kyoto Marubeni Co., Ltd. Meanwhile, the business of rental and sale of uniforms for corporate customers such as McDonald's Company (Japan), Ltd. remains steady.

●Forest Products & General Merchandise

In the paper pulp business, the Group strived to further expand the value chain by securing excellent tree planting resources, facilitating stable operation, and bolstering earnings capability of pulp plants. In addition, the Group focused its efforts on boosting trade in the overseas markets such as sale of pulp to China, where growth continues and sales of printing papers for U.S. Sales of rubber products including tire and conveyor belt remained firm, supported by global increases in demand. With regard to the footwear business, the Group covered the effect of increased costs in producing regions, notably in China, through measures such as developing new producing regions and improving planning and proposal capabilities.

●Chemicals

In the petrochemical field, the Group pressed ahead with reinforcement of logistics including further buildup of the dedicated tanker fleet for ethylene amid increased freight movement against the backdrop of firm market conditions, mainly in Asian markets, and business transactions, notably for olefins, were expanded. In the field of inorganic and agrichemical products, Marubeni expanded business transactions, mainly for sulfur, and agrichemicals distributors overseas are steadily boosting earnings. In the field of electronic materials, business transactions, mainly of raw materials for semiconductors and solar cells, remain steady.

●Energy

Marubeni's earnings remained healthy, notably in the energy-resource development business, including oil and gas development and LNG projects abroad. With regard to the energy-resource development business, Marubeni displayed progress, including succeeding in large-scale exploration in the British North Sea, participating in LNG projects in Peru, and starting shipments in an LNG project in Equatorial Guinea. In the trading field, Marubeni successfully started offtaking crude oil for the Japanese market

based on the loan agreement and the master offtake agreement that it had concluded with Venezuela's state-owned oil company. In the marketing field, the Group moved ahead with integration of LPG business in Japan with other companies in line with the plan.

●Metals & Mineral Resources

Earnings remained robust in the period under review due to factors such as copper prices remaining at high levels, steady operation in Los Pelambres copper mine in Chile, and favorable performance of coal operations in Australia and overseas aluminum refinery operations. Meanwhile, Marubeni purchased just over 10% of the shares in Resource Pacific Holdings Limited of Australia and acquired a third of the shares in Queensland Coal Mine Management Pty Ltd. in Australia. In the new energy field, Marubeni took a stake in Link Energy in Australia and concluded a memorandum of understanding with the company for promoting the project of underground gasification of coal.

●Transportation & Industrial Machinery

In the aerospace and defense fields, development investment in aircraft engines stably contributed to boosting of earnings, as well as successfully imported and sold jet airliners that were made in Brazil and engine made in England, and delivery of large-size helicopters that were made in Europe progressed steadily. In the fields of automobiles, automobile facilities, construction machinery, and agricultural machinery, exports and sale of automobiles and automobile production facilities to the Middle East and Asia remained strong, in addition to expanding investments in new businesses such as acquisitions of car dealerships and auto parts wholesalers in U.S. and Australia and construction machinery distributors in U.S. and Asia. In the industrial machinery field, sales of paper manufacturing facilities and private power generation facilities for the Japanese and Asian markets and sales of chemical plant facilities for the U.S. and Middle East markets remained firm.

●Power Projects

In the IPP field, Marubeni acquired the power-generating assets of Mirant Caribbean Holdings in the Caribbean region and Ever Power IPP in Taiwan, in addition to acquiring the right to build, own, and operate two power and water businesses in the Emirate of Fujirah in the United Arab Emirates. In the EPC field, Marubeni received orders to construct a combined thermal power plant in Gunsan, Korea, and for Muara Tawar Gas Fired Power Plant Extension Project for Indonesia's state-owned electric power company. In addition, Marubeni acquired the PIC Group, Inc. in the U.S. with a view to start providing after-sales services including full-scale operation and maintenance of power plants in the future.

●Plant, Ship & Infrastructure Projects

In plant operations, Marubeni received orders to construct a cement plant for CIS and hot-rolling

facilities for an iron works in India. In addition, Marubeni concluded an agreement on emission-trading in China in a project to construct a hydraulic power generation plant. In the infrastructure business, Marubeni received orders to develop the trans-Bosporus railroad for Turkey and deliver trains to Malaysia, as well as an order for underground work on high-voltage cables for Qatar. In the meantime, the railroad cargo leasing company business in the U.S., which Marubeni acquired last year, steadily boosted earnings. Marubeni's ship business remained strong thanks to an accumulation of orders for building new ships for customers in Japan, Asia, and Europe on the strength of robust marine transportation market conditions.

●Information & Communication

Marubeni realigned its group companies with a view to expand earnings in the future. For example, it carried out a merger between Marubeni Information Systems Co., Ltd. and Marubeni Solutions Corporation and converted Marubeni Infotec Corporation and Marubeni Telecom Co., Ltd. into wholly-owned subsidiaries. In addition, Marubeni entered into capital and business alliances with SOLXYZ Co., Ltd. and Q&A Corporation, respectively, to expand the scope of business into the IT solution and outsourcing fields. In the meantime, earnings of the VECTANT Group, one of Marubeni's subsidiaries, remained strong, mainly in the field of enterprise networking services.

●Development & Construction

In the domestic sales of condominiums, units selling particularly well included those in the Tokyo metropolitan region such as an upscale condominium in the urban district called Grand-Suite Rokubancho (in Chiyoda-ku, Tokyo) and a superhigh-rise condominium called Canal First Tower (in Koto-ku, Tokyo). In addition, Marubeni proactively acquired land for development of investor-oriented real estate properties such as the KPO Kirin Plaza site in Shinsaibashi, Osaka City. In the overseas markets, Marubeni launched development of complex facilities in Tianjin and Shenyang in alliance with the Sun Wah Group in Hong Kong, in addition to sale of condominiums in Shanghai, China, which remains strong.

●Finance, Logistics & New Business

In the finance operations, Marubeni established its proprietary incubation fund for mid-sized and small companies. In the logistics field, overseas container terminal business, notably in Thailand, remained firm. In insurance operations, Marubeni took a stake in a small amount and short-term insurance company (mini-insurance company) that sells an insurance to cover expenses to assist earthquake victims, with a view to making a full-scale entry into the insurance underwriting market. In the field of new business, Marubeni proactively developed businesses such as receiving orders for emission trading for NEDO and carrying out small-lot spot trading through the emission trading platform.

Marubeni Corporation
Management Policy

●Iron & Steel Strategies and Coordination

While demand for building materials in Japan declined due to the effect of tightening of building certification processes with the enforcement of the Revised Building Standard Law, the domestic market conditions for steel products remained robust on the strength of increased demand, mainly from the manufacturing sector. With regard to the overseas market conditions, while demand for steel products from energy-related sectors remains strong, there are lingering concerns such as sluggish market conditions for building materials in the U.S. and excess production of steel products in China. Under such circumstances, Marubeni-Itochu Steel Inc. promoted marketing activities with focus on demand expansion fields, centering around energy and automobile-related sectors, and maintained favorable earnings.

●Domestic Subsidiaries & Branches (note)

In the field of condominiums and residential land sale, some of the domestic subsidiaries and branches showed business slowdown, but operations remained firm overall, notably for trading of machinery, food, and textiles in the Nagoya Subsidiary; food operations in the Kyushu Subsidiary; and facilities and machinery in the Shizuoka Subsidiary. Domestic subsidiaries and branches are focusing their efforts on collaborating with group companies and expanding transactions with local companies as the core of the Marubeni Group in each region.

●Overseas Subsidiaries and Branches

Marubeni's U.S. subsidiaries maintained favorable performance, notably in Helena Chemical Company, which distributes agrichemicals and fertilizers, and recorded an all-time high profit on the strength of increased transactions due to newly acquired companies. In addition, key local subsidiaries in Asia including China, South China Hong Kong, Taiwan, and Korea, demonstrated a generally favorable performance in line with their expanded trading volume in metal resources, chemical, and energy.

Note: Included in "corporate and other" for the purpose of operating segment classification.

Marubeni Corporation
Consolidated Balance Sheets
< Unaudited >

	Millions of yen		
	March 31 2008	March 31 2007	Variance
Assets			
Current assets:			
Cash and cash equivalents	¥ 402,281	¥ 414,952	¥ -12,671
Time deposits	38,058	20,010	18,048
Investment securities	9,477	26,693	-17,216
Notes and accounts receivable - trade:			
Notes receivable	87,621	107,930	-20,309
Accounts receivable	1,120,945	1,032,790	88,155
Due from affiliated companies	77,469	85,799	-8,330
Allowance for doubtful accounts	-13,347	-16,332	2,985
Inventories	474,512	420,533	53,979
Advance payments to suppliers	211,626	214,067	-2,441
Deferred income taxes	40,003	43,715	-3,712
Prepaid expenses and other current assets	159,291	152,435	6,856
Total current assets	2,607,936	2,502,592	105,344
Investments and long-term receivables:			
Affiliated companies	616,009	504,501	111,508
Securities and other investments	551,539	603,545	-52,006
Notes, loans and accounts receivable - trade	141,448	121,138	20,310
Allowance for doubtful accounts	-52,421	-51,337	-1,084
Property leased to others, at cost, less accumulated	173,014	171,115	1,899
Total investments and long-term receivables	1,429,589	1,348,962	80,627
Net property and equipment	798,779	731,452	67,327
Prepaid pension cost	7,334	21,642	-14,308
Deferred income taxes	91,910	53,088	38,822
Intangible fixed assets	116,546	86,654	29,892
Goodwill	58,292	35,794	22,498
Other assets	96,839	93,120	3,719
Total assets	¥ 5,207,225	¥ 4,873,304	¥ 333,921

Marubeni Corporation
Consolidated Balance Sheets (Continued)
< Unaudited >

	Millions of yen March 31 2008	March 31 2007	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 236,027	¥ 170,423	¥ 65,604
Current portion of long-term debt	65,353	164,485	-99,132
Notes and accounts payable-trade			
Notes and acceptances payable	177,071	210,151	-33,080
Accounts payable	833,421	762,520	70,901
Due to affiliated companies	62,444	52,288	10,156
Advance payments received from customers	208,182	204,489	3,693
Accrued income taxes	16,387	17,219	-832
Deferred income taxes	2,156	4,632	-2,476
Accrued expenses and other current liabilities	310,086	294,059	16,027
Total current liabilities	1,911,127	1,880,266	30,861
Long-term debt, less current portion	2,368,164	2,130,137	238,027
Employees' retirement benefits	23,622	12,075	11,547
Deferred income taxes	43,731	29,987	13,744
Minority interests in consolidated subsidiaries	80,817	75,385	5,432
Shareholders' equity:			
Paid-in capital	262,686	262,686	-
Capital surplus	158,461	155,905	2,556
Retained earnings	423,591	298,011	125,580
Accumulated other comprehensive income (loss)			
Unrealized gains on investment securities	50,463	102,899	-52,436
Currency translation adjustments	-53,609	-39,547	-14,062
Unrealized losses on derivatives	-18,410	-6,410	-12,000
Pension liability adjustment	-42,773	-27,603	-15,170
Cost of common stock in treasury	-645	-487	-158
Total shareholders' equity	779,764	745,454	34,310
Total liabilities and shareholders' equity	¥ 5,207,225	¥ 4,873,304	¥ 333,921

(Note) These financial statements are based on US GAAP.

Marubeni Corporation
Consolidated Statement of Income
< Unaudited >

	Millions of yen			
	Year ended March 31			
	2008	2007	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥3,958,276	¥3,467,925	¥ 490,351	14.1%
Commissions on services and trading margins	207,950	190,930	17,020	8.9%
Total	4,166,226	3,658,855	507,371	13.9%
Cost of revenues from trading and other activities	-3,569,310	-3,127,684	-441,626	14.1%
Gross trading profit	596,916	531,171	65,745	12.4%
Expenses and other:				
Selling, general and administrative expenses	-393,367	-365,291	-28,076	7.7%
Provision for doubtful accounts	-3,396	-860	-2,536	294.9%
Interest income	24,934	24,179	755	3.1%
Interest expense	-68,202	-56,908	-11,294	19.8%
Dividends received	23,645	20,705	2,940	14.2%
Impairment loss on investment securities	-31,208	-11,116	-20,092	180.7%
Gain (loss) on sales of investment securities	23,757	24,099	-342	-1.4%
Gain (loss) on property and equipment	-1,492	-18,951	17,459	-92.1%
Equity in earnings (losses) of affiliated companies-net	55,661	44,880	10,781	24.0%
Other – net	-11,051	1,907	-12,958	-
Total	-380,719	-337,356	-43,363	12.9%
Income (loss) from continuing operations before income taxes	216,197	193,815	22,382	11.5%
Provision for income taxes	-60,540	-68,205	7,665	-11.2%
Income (loss) from continuing operations	155,657	125,610	30,047	23.9%
Minority interests in consolidated subsidiaries	-8,408	-6,261	-2,147	34.3%
Net Income	147,249	119,349	27,900	23.4%
Dividend for preferred shares	-	605	-605	-
Net income available for shareholders	147,249	118,744	28,505	24.0%
Basic earnings per share *(yen)*	84.93	72.41	12.52	17.3%
Diluted earnings per share *(yen)*	-	68.85	-	-
Total volume of trading transactions (Based on Japanese accounting practice)	10,631,616	9,554,943	1,076,673	11.3%
Operating profit (Based on Japanese accounting practice)	200,153	165,020	35,133	21.3%

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2) Regarding diluted earnings per share, please refer to the note on page 42.

Marubeni Corporation
Consolidated Statements of Changes in Shareholders' Equity
< Unaudited >

Millions of yen

	Year ended March 31 2008		Year ended March 31 2007		Variance	
Common stock:						
Balance at beginning of period	262,686		262,686		0	
Balance at end of period	262,686		262,686		0	
Capital surplus:						
Balance at beginning of period	155,905		155,903		2	
Issuance of stocks due to stock exchange	2,344		0		2,344	
Gains from disposition of treasury stock	212		2		210	
Balance at end of period	158,461		155,905		2,556	
Retained earnings (losses):						
Balance at beginning of period	298,011		193,772		104,239	
Net income (loss)	147,249	147,249	119,349	119,349	27,900	27,900
Cash dividend – common and preferred stocks	-21,669		-15,110		-6,559	
Balance at end of period	423,591		298,011		125,580	
Accumulated other comprehensive Income(loss):						
Balance at beginning of period	29,339		51,752		-22,413	
Unrealized (losses) gains on investment securities, net of reclassification		-52,436		-6,136		-46,300
Currency translation adjustments, net of reclassification		-14,062		13,903		-27,965
Unrealized (losses)gains on derivatives, net of reclassification		-12,000		-4,294		-7,706
Minimum pension liability adjustment		-		-834		834
Employees' retirement benefits adjustment		-15,170		-		-15,170
Other comprehensive income - net of tax	-93,668	-93,668	2,639	2,639	-96,307	-96,307
Comprehensive income		53,581		121,988		-68,407
Adjustment to initially apply No.158 FSAS, net of tax	-		-25,052		25,052	
Balance at end of period	-64,329		29,339		-93,668	
Cost of common stock in treasury:						
Balance at beginning of period	-487		-326		-161	
Treasury stock repurchased	-158		-161		3	
Balance at end of period	-645		-487		-158	

Marubeni Corporation
Consolidated Statements of Cash Flows
< Unaudited >

Millions of yen

	Year ended March 31 2008	Year ended March 31 2007	Variance
Operating activities			
Net income (loss)	147,249	119,349	27,900
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	96,370	101,145	-4,775
Provision for doubtful accounts	3,396	860	2,536
Equity in earnings of affiliated companies, less dividends rec	-29,309	-19,022	-10,287
(Gain) loss on investment securities	7,451	-12,983	20,434
Loss on property, plant and equipment	1,492	18,951	-17,459
Deferred income taxes	15,974	14,295	1,679
Changes in operating assets and liabilities:			
Notes and accounts receivable	-53,681	-118,336	64,655
Inventories	-43,886	-24,106	-19,780
Notes, acceptances and accounts payable	6,226	59,308	-53,082
Other	84,008	12,614	71,394
Net cash provided by operating activities	235,290	152,075	83,215
Investing activities			
Net decrease (increase) in time deposits	-9,347	2,050	-11,397
Proceeds from sales and redemptions/expenditure for purchase of securities and other investments	-244,252	-97,290	-146,962
Proceeds from sales /expenditure for purchases of property and equipment	-73,336	-43,546	-29,790
Collection of loans receivable and loans made to customers	20,080	3,639	16,441
Net cash provided (used) by investing activities	-306,855	-135,147	-171,708
Free Cash Flows	-71,565	16,928	-88,493
Financing activities			
Net decrease (increase) in short-term loans	54,643	-169,837	224,480
Proceeds from/payment of long-term debt	36,821	214,769	-177,948
Cash dividend - common and preferred stocks	-21,669	-15,110	-6,559
Purchase of treasury stock, net	-243	-159	-84
Other	-3,687	-4,844	1,157
Net cash used (provided) in financing activities	65,865	24,819	41,046
Effect of exchange rate changes on cash and cash equivalents	-6,971	4,269	-11,240
Net increase (decrease) in cash and cash equivalents	-12,671	46,016	-58,687
Cash and cash equivalents at beginning of period	414,952	368,936	46,016
Cash and cash equivalents at end of period	402,281	414,952	-12,671

(Note) These financial statements are based on US GAAP.

Marubeni Corporation
Basis of Cosolidated Finansial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

	March 31, 2008	March 31, 2007	Variance
Subsidiaries	290	288	2
Affiliated companies	159	154	5
Total	449	442	7

The number of subsidiaries and affiliated companies represents companies which the Company directly consolidates or to which the Company applies the equity method. Companies consolidated by subsidiaries (179 companies March 31,2008, 119 companies March 31, 2007) are excluded from this number.

(2) Major Group Firms

Subsidiaries

Overseas 169	Marubeni America Corporation Marubeni Europe p.l.c. Axia Power Holdings, B.V. Marubeni Caribbean Power Holdings,Inc. PT Tanjungenim Lestari Pulp & Paper
Domestic 121	Marubeni Telecom Co., Ltd. Koa Kogyo Co., Ltd. Yamaboshiya Co., Ltd. Marubeni Energy Corporation Marubeni Nisshin Feed Co., Ltd.

Affiliated companies

Overseas 110	Daishowa-Marubeni International Ltd. TeaM Energy Corporation
Domestic 49	Marubeni-Itochu Steel Inc. Marubeni Construction Material Lease Co., Ltd The Maruetsu, Inc. The Daiei, Inc.

(3) Changes

Subsidiaries

Newly included 35	Marubeni Caribbean Power Holdings,Inc. Marubeni LNG Development B.V. Others--- 33companies
Excluded	33 companies

Affiliated companies

Newly included 24	Long Chen Paper (China) Holdings Agrenco Bioenergia Industria e Comercio de Oleos e Biodiesel LTDA. Others---22 companies
Excluded	19companies

Marubeni Corporation
Basis of Consolidated Financial Statements

2. Matters Concerning Accounting Standards

(1) Standards for the preparation of consolidated financial statements

The consolidated financial statements of the Company are prepared in compliance with accounting standards generally acknowledged as fair and appropriate in the United States.

(2) Cash and cash equivalents

Cash and cash equivalents include time deposits and negotiable deposits, the original date of maturity of which will fall within three months, as well as securities with a repurchase agreement.

(3) Valuation standards and method of inventory

Inventory is valued based on the moving average method or at either the lower of cost or market value based on the individual method.

(4) Valuation standards and method of securities:

Trading securities:

The market price method (the cost of sales is calculated based on the moving average method.)

Held-to-maturity securities:

The amortized cost method

Salable securities:

The market price method based on a market price on a closing date (the total amount of valuation gains or losses are reported in accumulated other comprehensive loss in shareholder's equity, and the cost of sales is calculated based on the moving average method.)

(5) Depreciation/amortization method for fixed assets

Depreciation method for tangible fixed assets:

The declining balance method or the straight line method (mainly for buildings) is applied. The depreciable life is generally set at 2 to 50 years.

Amortization method for intangible fixed assets:

The straight line method (however, intangible fixed assets for which a useful life cannot be decided are not amortized, and an asset impairment test is conducted for them at least once a year)

Asset impairment of long-term assets:

With respect to long-term assets such as tangible fixed assets and intangible fixed assets to be amortized, when book value cannot be collected, or there is a change in the situation, we investigated asset impairment If a book value is larger than the estimated amount of future cash flows, we recognized asset impairment for an amount by which the book value exceeds a fair market value.

(6) Standards for setting up reserves

Bad debt reserve:

To prepare for bad debt losses arising from trade account receivables and loans, we booked the expected uncollectible amount for general receivables based on an actual bad debt ratio, and for specified receivables such as receivables and loans likely to become bad debt by examining the possibility of collection individually.

Retirement benefit reserve:

To prepare for retirement benefits for employees, a retirement benefit reserve is booked based on the fair value of the retirement benefit liability and pension assets at the end of this term. Past service liability is amortized using the straight line method based on the average remaining number of years of service of employees.

A portion of net actuarial loss that exceeds a corridor (10% of the retirement benefit liability or the fair market value of pension assets, whichever is larger) is amortized using the straight line method based on the average remaining number of years of service of employees as of the time the loss is incurred.

(7) Consumption tax, etc, is processed on a tax-exclusive basis.

(8) Goodwill

Goodwill is not amortized, and an asset impairment test is conducted for goodwill at least once a year

(9) Revenue recognition and the total volume of trading transactions

Revenue is presented in accordance with FASB Emerging Issue Task Force Issue 99-19 *Reporting Revenue Gross as a principal versus Net as an Agent* (EITF 99-19).

For Japanese investors' convenience, total volume of trading transactions and operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries act as principal and those which the Companies act as agent.

Segment Information

1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units.

Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 13 segments identified by product and service, in addition to its overseas corporate subsidiaries and branches.

The segment information for FY2007, and the corresponding period the year before are as shown hereafter.

◆ *FY2007 (April 1, 2007-March 31, 2008)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions					
outside customers	1,353,517	341,685	882,122	856,234	2,959,543
internal transaction	31,191	2,030	48,524	41,181	6,592
total	1,384,708	343,715	930,646	897,415	2,966,135
Gross trading profit	89,042	23,604	56,331	30,502	89,228
Operating profit (loss)	21,033	3,914	20,706	9,353	58,074
Equity in earnings (losses) of affiliated companies	1,392	-118	2,540	595	594
Segment net income (loss)	10,214	2,085	11,506	5,555	38,852
Segment assets (as of March 31, 2008)	624,334	113,121	528,596	223,134	641,978

	Metals & Mineral Resources	Transportation & Industrial	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions					
outside customers	888,367	712,526	343,942	613,838	275,537
internal transaction	63,319	48,383	8	46,474	3,475
total	951,686	760,909	343,950	660,312	279,012
Gross trading profit	19,050	57,415	38,707	20,110	32,057
Operating profit (loss)	8,478	16,150	18,225	3,699	2,307
Equity in earnings (losses) of affiliated companies	16,665	4,518	7,138	3,219	-596
Segment net income (loss)	22,202	14,959	11,011	4,775	4,076
Segment assets (as of March 31, 2008)	333,794	327,119	637,492	326,101	152,514

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions						
outside customers	132,603	33,776	937	1,085,765	151,224	10,631,616
internal transaction	393	4,997	79	456,653	-753,299	—
total	132,996	38,773	1,016	1,542,418	-602,075	10,631,616
Gross trading profit	31,265	9,658	1,016	102,967	-4,036	596,916
Operating profit (loss)	13,966	-966	-278	20,522	4,970	200,153
Equity in earnings (losses) of affiliated companies	65	1,361	17,399	619	270	55,661
Segment net income (loss)	2,618	-5,958	16,480	6,960	1,914	147,249
Segment assets (as of March 31, 2008)	301,613	101,080	105,077	536,718	254,554	5,207,225

◆ *FY2006 (April 1, 2006-March 31, 2007)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions					
outside customers	1,046,829	373,349	825,897	817,886	2,417,032
internal transaction	22,060	2,707	43,428	39,105	3,900
total	1,068,889	376,056	869,325	856,991	2,420,932
Gross trading profit	72,406	24,760	54,211	30,043	85,490
Operating profit (loss)	14,687	1,593	21,885	7,787	54,820
Equity in earnings (losses) of affiliated companies	2,296	-2,302	1,128	-167	779
Segment net income (loss)	10,055	-2,424	9,588	1,417	31,618
Segment assets (as of March 31, 2007)	549,217	131,757	538,417	201,728	688,630

	Metals & Mineral Resources	Transportation & Industrial	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions					
outside customers	933,143	607,249	272,751	677,979	222,349
internal transaction	60,194	66,602	151	640	3,159
total	993,337	673,851	272,902	678,619	225,508
Gross trading profit	18,216	55,545	27,610	17,706	28,057
Operating profit (loss)	10,338	13,647	11,597	2,095	1,853
Equity in earnings (losses) of affiliated companies	16,478	3,166	3,913	982	-411
Segment net income (loss)	24,933	9,984	6,353	1,694	2,453
Segment assets (as of March 31, 2007)	279,991	310,352	391,009	342,779	116,524

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions						
outside customers	167,202	39,704	783	985,444	167,346	9,554,943
internal transaction	469	6,142	28	345,052	-593,637	—
total	167,671	45,846	811	1,330,496	-426,291	9,554,943
Gross trading profit	31,472	9,902	811	84,172	-9,230	531,171
Operating profit (loss)	15,049	708	-682	13,629	-3,986	165,020
Equity in earnings (losses) of affiliated companies	515	692	17,775	37	-1	44,880
Segment net income (loss)	3,189	4,612	14,913	6,773	-5,809	119,349
Segment assets (as of March 31, 2007)	265,617	118,501	101,606	413,443	423,733	4,873,304

(Note 1) The figures of each operating segment are shown based on US GAAP.

For Japanese Investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Segment Information

2. Regional Information

◆Revenue by Region

Millions of yen

	FY2007	FY2006
Japan	2,868,355	2,626,596
United States	698,311	537,805
United Kingdom	204,629	156,003
Other Region	394,931	338,451
Total	4,166,226	3,658,855

◆Longterm Asset

Millions of yen

	FY2007	FY2006
Japan	419,465	414,861
United States	193,495	198,425
United Kingdom	144,723	155,069
Other Region	330,656	220,866
Total	1,088,339	989,221

Subsequent Events
< Unaudited >

On April 24, 2008 (U.S. time), the Group has agreed with Antofagasta plc (hereafter "Antofagasta") to acquire a 30% interest in both the Esperanza and El Tesoro projects (collectively hereafter, the "Projects"), which Antofagasta has a 100% interest indirectly, for total cash consideration of US$1.31 billion, and be responsible for its share of development costs for the Esperanza project of approximately US$0.6 billion, which are currently estimated at approximately US$1.9 billion for the Projects. Payment shall be made as soon as the Group obtains approval required for the Project. The Group has developed a strategy to secure stable supplies of metal and mineral resources while maximizing profitability through investment in mine developments and smelting projects overseas. This transaction perfectly fits its philosophy.

Marubeni Corporation
Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

Millions of yen

	Year ended March 31	
	2008	2007
Numerator:		
Net income (loss)	147,249	119,349
Amount which does not belong to ordinary shares – dividend for preferred shares	-	-605
Net income available for common shareholders – Numerator for basic earnings (loss) per share	147,249	118,744
Effect of dilutive securities - Dividend for preferred shares	-	605
Numerator for diluted earnings (loss) per share	147,249	119,349

Number of shares

Denominator:		
Denominator for basic earnings (loss) per share	1,733,669,538	1,639,894,708
Effect of dilutive securities - Preferred shares	-	93,675,076
Denominator for diluted earnings per share	1,733,669,538	1,733,569,784

yen

Basic earnings per share	84.93	72.41
Diluted earnings per share	-	68.85

(Note)
Class I Preferred Shares issued in December 2003 has dilution effect for FY2006, and all of those preferred shares have been converted to common shares as March 19, 2007. Therefore diluted EPS for FY2007 is not stated here.

< Omission of Disclosure >

Description of notes to leases, investment securities, derivative instruments, hedging activities and aquisitions are omitted becouse it is considered to be less important to state in financial statements.

Marubeni Corporation
Consolidated Companies

1. Number of consolidated companies

		March 31 2008	Established Bought	Liquidated Divestiture	March 31 2007	Variance
Subsidiaries	Domestic	121	15	-17	123	-2
	Overseas	169	20	-16	165	+4
	Total	290	35	-33	288	+2
Affiliated companies	Domestic	49	9	-6	46	+3
	Overseas	110	15	-13	108	+2
	Total	159	24	-19	154	+5
	Domestic	170	24	-23	169	+1
	Overseas	279	35	-29	273	+6
	Total	449	59	-52	442	+7

2. Major companies that have been newly included during this term:

Company name	Capital	Marubeni Group's equity portion	Type of business
Long Chen Paper (China) Holdings ※1	RMB 164.426 mil	15.57%	Holding company of a containerboard manufacturer in china (a member of the Long Chen Paper Co , Ltd Group)
Agrenco Bioenergia Industria e Comercio de Oleos e Biodiesel LTDA.	BRL 237.819mil	15.00%	Production and sales of soi oil, bio-deisel and soymeal
Marubeni Caribbean Power Holdings,Inc.	USD 0 mil	100.00%	Electlicity Holding company in the Caribbean nations
Marubeni LNG Development B.V.	USD 0.025 mil	100.00%	Investment in the Peru LNG Project
Axia Taiwan Holdings Co., Ltd.	TWD 52.736 mil	100.00%	Electlicity Holding company in Taiwan

※1 Former name is Yuema International Co.,(Caymans)Ltd..

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Clarity Opnext Holdings I , LLC	Liquidated	100.00%	Manufacture and sale of optical component products
N.V. NISSAN BELGIUM S.A.	Sold	100.00%	Wholesale and distribution of nissan autmobiles
Sin Heap Lee - Marubeni Sdn. Bhd.	Sold	40.00%	Real-estate development
N.V. Marubeni Auto and Construction Machinery (Euope) S.A.	Liquidated	100.00%	Import, distribution and servicing of automobiles, construction machinery, agriultural machinery and parts
COMPANIA DE SERVICIOS DE COMPRESION DE CAMPECHE S.A. DE C V	Liquidated	50.00%	Operation and maintenance of gas compressor station

Profit-making/loss-making consolidated companies

(Unit: billions of yen)

		March 31, 2008			March 31, 2007			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	No. of companies	137	225	362	130	222	352	7	3	10
	Surplus amount	50.0	118.1	168.0	44.0	98.5	142.4	6.0	19.6	25.6
Loss-making companies	No. of companies	33	54	87	39	51	90	-6	3	-3
	Deficit amount	-10.7	-27.0	-37.7	-12.8	-13.9	-26.7	2.1	-13.0	-11.0
Total	No. of companies	170	279	449	169	273	442	1	6	7
	Net profit/loss	39.3	91.1	130.4	31.2	84.5	115.7	8.1	6.5	14.6
Surplus company ratio		80.6%	80.6%	80.6%	76.9%	81.3%	79.6%	+3.7 points	-0.7 points	+1.0 points

(Note) Surplus/Deficit amount is based on equity method

END